Exhibit 99.1

INFORMATION STATEMENT RELATING TO THE

DISTRIBUTION OF A. H. BELO CORPORATION FROM BELO CORP.

Series A Common Stock, Par Value $.01 Per Share

Series B Common Stock, Par Value $.01 Per Share

We are sending this information statement to you as a shareholder of Belo Corp. (“Belo”) to describe the pro rata distribution to Belo shareholders of 100 percent of the outstanding shares of the Series A common stock and Series B common stock of A. H. Belo Corporation (“A. H. Belo”).

In this distribution, you will receive 0.20 shares of A. H. Belo Series A common stock for every share of Belo Series A common stock, and 0.20 shares of A. H. Belo Series B common stock for every share of Belo Series B common stock, that you owned at the close of business on January 25, 2008, the record date for the distribution. Each share of A. H. Belo common stock will have attached to it one A. H. Belo preferred share purchase right. Where appropriate, references in this information statement to A. H. Belo common stock include this right. No fractional shares of A. H. Belo common stock will be issued. If you would be entitled to a fractional share of A. H. Belo common stock then you will receive cash for the market value thereof. Immediately following the distribution, Belo and its subsidiaries will not own any shares of A. H. Belo common stock and A. H. Belo will be a separate public company.

A. H. Belo is currently a subsidiary of Belo and will own and operate the newspaper business and related businesses of Belo following the distribution. Belo will continue to own and operate its television business following the distribution.

We expect the distribution of A. H. Belo common stock to be completed on or about February 8, 2008. You do not have to vote or take any other action to receive your shares of A. H. Belo common stock or cash instead of fractional shares. You will not be required to surrender your Belo shares or pay anything. Your shares of A. H. Belo Series A common stock will be distributed by book entry, unless you request a stock certificate and provide the required information. Stock certificates will be issued for the shares of A. H. Belo Series B common stock. The number of shares of Belo common stock that you currently own will not change as a result of the distribution.

Belo has received a private letter ruling from the Internal Revenue Service to the effect that the distribution will be tax-free to Belo shareholders for United States federal income tax purposes. However, any cash that you receive instead of fractional shares generally will be taxable to you.

The shares of A. H. Belo Series A common stock have been authorized for listing on the New York Stock Exchange (“NYSE”). A. H. Belo Series A common stock began “when-issued” trading on the NYSE on January 23, 2008. A listing with a distinct listing symbol for A. H. Belo Series A when-issued common stock appears on the NYSE. On the first trading day after the distribution date, all when-issued trading, if any, will end and regular-way trading in shares of A. H. Belo Series A common stock will begin. There will be no trading market for the shares of A. H. Belo Series B common stock. The shares of A. H. Belo Series B common stock will not be listed for trading on any exchange. Transferability of the shares of A. H. Belo Series B common stock, as such, is limited to certain family members of the holder of the Series B common stock, trusts established for the benefit of the holder and his or her family members, certain affiliated entities of the holder, and certain other permitted transferees. As more fully described in this information statement, if you sell shares of Belo common stock in the “regular-way” market between the record date and the distribution date, you will be selling your right to receive shares of A. H. Belo common stock in the distribution.

No vote of shareholders is required in connection with the distribution. We are not asking for a proxy and you are requested not to send a proxy or your share certificates.

Holding and disposing of shares of A. H. Belo common stock involves risks that are described in the “ Risk Factors” section of this information statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement is not an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is January 31, 2008.

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SUMMARY

This summary highlights selected information contained elsewhere in this information statement. This summary may not contain all of the information that is important to you. To better understand the distribution and A. H. Belo, you should carefully read this entire information statement, including the risks described in “Risk Factors” and the combined financial statements and the notes thereto beginning on page F-1. All financial data and information in this information statement that does not relate to compensation is reported in thousands, unless otherwise indicated.

We describe in this information statement the business to be transferred to A. H. Belo in the distribution as if the transferred business were A. H. Belo’s business for all historical periods described. References in this information statement to A. H. Belo’s historical assets, liabilities, products, business, or activities of its business are generally intended to refer to the historical assets, liabilities, products, business, or activities of the transferred business as the business was conducted as part of Belo and its subsidiaries prior to the distribution.

Why Belo Sent This Document to You

Belo sent this document to you because you were a holder of Belo common stock on the record date for the distribution of shares of A. H. Belo common stock. Accordingly, you are entitled to receive 0.20 shares of A. H. Belo Series A common stock for every share of Belo Series A common stock, and 0.20 shares of A. H. Belo Series B common stock for every share of Belo Series B common stock, that you held on the record date. Each share of A. H. Belo common stock will have attached to it one A. H. Belo preferred share purchase right. No action is required on your part to participate in the distribution, and you do not have to surrender or exchange your shares of Belo stock or pay cash or any other consideration to receive the shares of A. H. Belo common stock. The number of shares of Belo stock that you currently own will not change as a result of the distribution.

This information statement describes the business of A. H. Belo, A. H. Belo’s relationship with Belo, and how this transaction affects Belo and its shareholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of the A. H. Belo common stock that you will receive in the distribution. A. H. Belo’s equity capital and governance structure is designed to mirror Belo’s existing equity capital and governance structure to the maximum extent applicable.

A. H. Belo’s Business

A. H. Belo’s publishing roots trace to The Galveston Daily News, which began publication in 1842. Today, A. H. Belo owns three primary daily newspapers: The Dallas Morning News, The Providence Journal, and The Press-Enterprise. They provide extensive local, state, national, and international news. In addition to these three daily newspapers, A. H. Belo publishes various niche products in the same or nearby markets where these daily newspapers are published. Each of A. H. Belo’s daily newspapers and niche publications operates its own related Web site. A. H. Belo also operates certain direct mail and commercial printing businesses.

The Dallas Morning News was established in 1885 and is one of the leading newspaper franchises in America. Its success is founded upon the highest standards of journalistic excellence, with an emphasis on comprehensive local news and information, and community service. The Dallas Morning News is distributed primarily in Dallas County and the 11 surrounding counties. It has earned eight Pulitzer Prizes since 1986 for its news reporting and photography.

The Providence Journal, acquired by Belo in February 1997, is the leading newspaper in Rhode Island and southeastern Massachusetts. The Providence Journal is America’s oldest major daily newspaper of general circulation and continuous publication and has won four Pulitzer Prizes.

The Press-Enterprise was acquired in July 1997. The Press-Enterprise is distributed throughout the Inland Empire area of southern California, which includes Riverside and San Bernardino Counties. It has a long history of journalistic excellence and has won one Pulitzer Prize.

Belo Interactive Media (“BIM”), currently a centralized function supporting all of Belo’s operating company Web sites, and Belo Technologies, also a centralized function and supporting certain information technology requirements, will be owned and managed by A. H. Belo. BIM and Belo Technologies will provide services to Belo and its television Web sites pursuant to inter-company agreements whereby Belo will compensate A. H. Belo for such services.

A. H. Belo’s net operating revenues for the year ended December 31, 2006 and for the nine months ended September 30, 2007 were $817,733 and $549,929, respectively, representing decreases of 0.6 percent and 9.0 percent, respectively, compared to the corresponding amounts in the prior year or prior year period. A. H. Belo had net earnings for the year ended December 31, 2006 of $15,179 and a net loss for the nine months ended September 30, 2007 of $3,377, representing decreases of 68.3 percent and 150.0 percent, respectively, compared to the corresponding amounts in the prior year or prior year period. Since 2005, A. H. Belo has experienced a decline in net operating revenues and net earnings primarily due to decreased advertising revenues. The decrease in advertising revenues resulted from increased competition for advertising dollars from other media, particularly the Internet. In response to these decreases, A. H. Belo has launched innovative print and online products and has established strategic partnerships with major Internet companies. Revenues from our newspaper Web sites have experienced double-digit annual growth. In addition, A. H. Belo has implemented certain measures to control or decrease operating expenses. These measures include modifying distribution and marketing strategies to allow our newspapers to concentrate on circulation most valued by advertisers and restructuring our newspapers through organizational realignments.

A. H. Belo’s Competitive Strengths and Challenges

A. H. Belo’s strengths are:

•	ownership and superior management of three quality daily newspapers that have been widely recognized over the years for their distinguished journalism.

•	the three daily newspapers’ locations in markets with projected population growth rates above the national average.

•	a strong, cohesive senior management team with significant sector experience focused on the highest priority strategic and operating issues.

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an initial debt-free capital structure with a strong balance sheet providing financial flexibility to allocate capital toward higher-growth online initiatives, support continued innovation, and maintain a strong focus on distinguished journalism and editorial content.

•	resources to compete in a challenging operating environment and return cash to shareholders through an attractive dividend yield.

•	strategic and financial flexibility to form partnerships and alliances unencumbered by considerations of the potential effect on Belo’s television business.

A. H. Belo’s newspapers, and the newspaper industry as a whole, are experiencing challenges to maintain and grow print circulation and revenues. This results from, among other factors, increased competition from other media, particularly the Internet. A prolonged decline in circulation could affect advertising revenues.

A. H. Belo’s Strategies and Opportunities

A. H. Belo is committed to publishing newspapers and online content of the highest journalistic quality and integrity, creating and developing innovative print and online products addressing the needs of its customers and advertisers, providing an attractive dividend yield, and creating value for its shareholders over the long-term. A. H. Belo intends to achieve these objectives by executing the following strategies:

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addressing the diverse and rapidly-evolving needs of our customers in the local markets we serve with targeted, high quality print products, while leveraging our resources, content, and technology to build sustainable and rapidly-growing online assets.

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focusing management’s attention on operating our core newspaper businesses and related Web sites to derive maximum revenue and earnings in an Internet-centric media environment by building larger digital businesses.

•	innovating and continuing to develop print and online products that create substantial incremental revenue and earnings.

•	strengthening and improving our underlying technology platform.

•	entering into strategic alliances and partnerships creating virtual cross-ownership to achieve synergies across print, broadcast, and online media.

•	being focused and attentive to the needs of our customers and advertisers by implementing initiatives to better reach consumers that advertisers most desire.

•	maintaining a conservative balance sheet.

•	continuing our commitment of community service to the local communities we serve.

Reasons for the Distribution

The board of directors of Belo determined that separating A. H. Belo’s newspaper and other businesses from Belo’s television business is in the best interests of Belo and Belo’s shareholders. In arriving at its decision, the board considered many factors, including the effect of the Internet and other transformational technologies on consumers, advertisers, and traditional media such as newspapers and television, the consolidation of media ownership and the rapid ascent of new media businesses, the prospects for positive changes in media ownership regulation, and the competitive positions and strengths of Belo’s newspapers and television stations and the local markets they serve.

The Belo board of directors considered the following potential benefits in determining to effect the distribution:

•	creation of a focused organization better able to respond to different industry dynamics and therefore better able to tailor strategic initiatives and priorities.

•	allowing the investment community to evaluate A. H. Belo and Belo separately relative to the performance of their respective peers.

•	allowing A. H. Belo greater flexibility to create a capital structure and deploy capital more closely aligned with its strategic priorities.

•	allowing A. H. Belo to provide its management and employees incentive compensation more directly linked to its individual financial performance.

Belo believes that the distribution, as structured with no initial debt and other features, will give A. H. Belo the financial and operational flexibility to take advantage of opportunities in the newspaper sector and meet the changing needs of the media marketplace today and in the future.

Regulatory Approval

Apart from the registration under United States federal securities laws of shares of the two series of A. H. Belo common stock that will be distributed in the distribution, which registration has occurred, and the related NYSE listing requirements, which have been met, we do not believe that any other material governmental or regulatory filings or approvals will be necessary to consummate the distribution.

No Appraisal Rights

Belo shareholders will not have appraisal rights in connection with the distribution.

Risk Factors

You should carefully consider the matters discussed under the heading “Risk Factors” of this information statement.

Corporate Information

A. H. Belo was incorporated on October 1, 2007. Our principal executive offices are located at 400 South Record Street, Dallas, Texas 75202, and our telephone number is (214) 977-8200. Our corporate Web site is located at www.ahbelo.com. The information contained in, or that can be accessed through, our Web site is not part of this information statement.

Questions and Answers about A. H. Belo and the Distribution

What will I receive as a result of the distribution?	For every one share of Belo Series A common stock that you owned on the record date, you will receive 0.20 shares of A. H. Belo Series A common stock. For every one share of Belo Series B common stock that you owned on the record date, you will receive 0.20 shares of A. H. Belo Series B common stock. Each share of A. H. Belo common stock will have attached to it one A. H. Belo preferred share purchase right. If you would be entitled to a fractional share of A. H. Belo common stock, you will receive a check for the market value thereof.

When will the distribution occur?	Belo currently anticipates completing the distribution on or about February 8, 2008.

What is the record date for the distribution?	The record date is January 25, 2008, and ownership of Belo common stock was determined as of 5:00 p.m., Eastern Time, on that date. When we refer to the “record date,” we are referring to that date and time.

Is shareholder approval required for the distribution?	Shareholder approval is not required for the distribution. The distribution of A. H. Belo will be accomplished by distributing all of the shares of A. H. Belo common stock to holders of Belo common stock as a dividend. Accordingly, the dividend of the shares of A. H. Belo common stock will be approved by the Belo board of directors pursuant to its statutory authority under Delaware law to declare and pay dividends.

What do I have to do to receive my shares of A. H. Belo common stock?	Nothing. Your shares of A. H. Belo common stock will be either reflected in an account statement that our transfer agent, Mellon Investors Services LLC, will send to you shortly after February 8, 2008 or credited to your account with your broker or nominee on or about February 8, 2008.

When will I receive my shares of A. H. Belo common stock?	If you hold your Belo Series A shares in your own name then your account statement reflecting the A. H. Belo Series A shares will be mailed to you on or about February 8, 2008. You should allow several days for the mail to reach you.

If you hold your Belo Series A shares through your broker or other nominee, you are probably not a shareholder of record and your receipt of A. H. Belo Series A shares depends on your arrangements with the nominee that holds your Belo Series A shares for you. Belo anticipates that brokers and other nominees generally will credit their customers’ accounts with A. H. Belo Series A shares on or about February 8, 2008, but you should check with your broker or other nominee. See “The Distribution—When and How You Will Receive A. H. Belo Common Stock.”

Stock certificates will be issued for shares of A. H. Belo Series B common stock on or about February 8, 2008.

How will shares of A. H. Belo common stock be distributed to me?	Belo will distribute the shares of A. H. Belo Series A common stock by book entry. If you were a record holder of Belo Series A common stock on the record date then you will receive from our transfer agent shortly after February 8, 2008, a statement of your book entry account for the shares of A. H. Belo Series A common stock that are distributed to you. You will not receive physical stock certificates for your shares of A. H. Belo Series A common stock, unless you request a stock certificate and provide the required information. If you were not a record holder of Belo Series A common stock on the record date because your shares are held on your behalf by your broker or other nominee, then your shares of A. H. Belo Series A common stock should be credited to your account with your broker or nominee on or about February 8, 2008. Stock certificates will be issued for shares of A. H. Belo Series B common stock.

Will Belo distribute fractional shares?	Fractional shares of A. H. Belo common stock will not be issued in the distribution. If you would be entitled to receive a fractional share of A. H. Belo common stock in the distribution, then you will instead receive a cash payment with respect to the fractional shares. Participants in the Belo Savings Plan will hold their respective percentage interests in the pool of whole shares of A. H. Belo common stock held by the plan. See “The Distribution—Treatment of Fractional Shares.”

Will the distribution affect the market price of my Belo shares?	Following the distribution, Belo Series A common stock will continue to be listed and traded on the NYSE under the symbol “BLC.” As a result of the distribution, the trading price of Belo shares immediately following the distribution may be lower than immediately prior to the distribution. Net operating revenues for A. H. Belo were approximately $817,733 and $549,929 for the fiscal year ended December 31, 2006, and the nine months ended September 30, 2007, respectively. Until the market has analyzed fully the operations of Belo without A. H. Belo’s business, the price of Belo shares may fluctuate significantly. See “The Distribution—Listing and Trading of the Shares of A. H. Belo Common Stock.”

Where will my shares of A. H. Belo common stock be traded?	The shares of A. H. Belo Series A common stock have been authorized for listing on the NYSE under the trading symbol “AHC” following completion of the distribution. Trading of A. H. Belo Series A common stock began on a “when-issued” basis on January 23, 2008. The A. H. Belo Series B common stock is subject to restrictions on transfer and will not be listed on any exchange. See “The Distribution—Listing and Trading of the Shares of A. H. Belo Common Stock” and “Description of Capital Stock—Transfer Restrictions.”

When will I be able to trade shares of A. H. Belo common stock?

Shares of A. H. Belo Series A common stock began trading on a “when-issued” basis on January 23, 2008. “Regular-way” trading will begin on the first trading day after the distribution date. In the context of a distribution, when-issued trading refers to securities transactions made on or before the distribution date and made conditionally because the securities of the distributed entity have not yet been distributed. When-issued trades generally settle within three trading days after the distribution date. On the first trading day following the distribution date, all when-issued trading, if any, will end and regular-way trading in shares of A. H. Belo Series A common stock will begin. Regular-way trading refers to trading after the security has been distributed and typically involves a trade that settles on the third full trading day following the date of the transaction. Shares of A. H. Belo Series A common stock generally will be freely tradable after the distribution date. See “The Distribution—Listing and Trading of the Shares of A. H. Belo Common Stock.”

Transferability of the shares of A. H. Belo Series B common stock, as such, is limited to certain family members of the holder of the Series B common stock, trusts established for the benefit of the holder and his or her family members, certain affiliated entities of the holder, and certain other permitted transferees. The shares of A. H. Belo Series B common stock will not be listed for trading on any exchange. See “Description of Capital Stock—Transfer Restrictions.”

What is A. H. Belo’s dividend policy?	It is anticipated that following the distribution, A. H. Belo will pay quarterly cash dividends that, on an annual basis, will equal $1.00 per share. However, no formal action has been taken with respect to the declaration or payment of dividends, and the declaration and payment of dividends by A. H. Belo on an ongoing basis will be at the sole discretion of A. H. Belo’s board of directors. A. H. Belo expects its board of directors to consider declaring a quarterly cash dividend later in the current quarter, which dividend, if approved by the board of directors, would likely be paid sometime in the second quarter. Any determination about the payment of dividends, as well as their amount and timing, will depend on, among other things, A. H. Belo’s results of operations and financial condition, earnings, capital requirements, debt covenants, other contractual restrictions, prospects, applicable law, general economic and business conditions, and other factors that A. H. Belo’s board of directors deems relevant. A. H. Belo cannot provide any assurance that any dividends will be declared and paid. See “Dividend Policy.”

What are the United States federal income tax consequences of the distribution to me as a Belo shareholder?	Belo has received a private letter ruling from the Internal Revenue Service (the “IRS”) to the effect that the distribution will be tax-free to Belo shareholders for United States federal income tax purposes, except with respect to cash paid instead of fractional shares. With respect to certain requirements for tax-free treatment on which the IRS will not rule, Belo expects to receive an opinion of Locke Lord Bissell & Liddell LLP (“Locke Lord”) to the effect that such requirements will be satisfied. See “The Distribution—United States Federal Income Tax Consequences of the Distribution.”

How will A. H. Belo be managed?	A. H. Belo’s executive officers are Robert W. Decherd, chairman of the board, president and chief executive officer; James M. Moroney

III, executive vice president of A. H. Belo and publisher and chief executive officer of The Dallas Morning News; Donald F. (Skip) Cass, Jr., executive vice president; Alison K. Engel, senior vice president/Chief Financial Officer; and Daniel J. Blizzard, senior vice president. A. H. Belo’s initial board of directors consists of six directors, classified into three classes. After their initial term, directors of each class will serve three-year terms. A. H. Belo’s initial directors are Robert W. Decherd, Louis E. Caldera, Douglas G. Carlston, Dealey D. Herndon, Laurence E. Hirsch, and J. McDonald Williams. See “Management.”

What kind of relationship will A. H. Belo have with Belo after the distribution?	Prior to the distribution, A. H. Belo and Belo will enter into agreements for Belo to transfer to A. H. Belo certain assets and liabilities of Belo related to A. H. Belo’s business, to arrange for the continued provision of certain services by each company to the other for a period of time, to make arrangements for the distribution, and to define the ongoing relationships between Belo and A. H. Belo, including with respect to tax matters and certain indemnification rights. Further, Robert W. Decherd and Dealey D. Herndon will serve as directors of both A. H. Belo and Belo and James M. Moroney III will serve as a director of Belo. See “Relationships Between Belo and A. H. Belo Following the Distribution” and “Management.”

What are A. H. Belo’s financing arrangements?	On the distribution date, A. H. Belo will be debt-free and expects to have a revolving credit facility with a group of banks in place for its financing needs. See “Financing Arrangements.”

Will any anti-takeover protections exist following the distribution?	Certain provisions of A. H. Belo’s certificate of incorporation and bylaws may have the effect of making the acquisition of control of the company in a transaction not approved by our board of directors more difficult. The shareholder rights agreement and change in control severance plan that we will enter into in connection with the distribution also would make such a transaction more difficult. These provisions have been implemented to enable A. H. Belo to develop its business without disruption caused by the threat of a possible takeover not determined by our board of directors to be in the best interests of A. H. Belo and its shareholders. Moreover, certain provisions of the inter-company agreements that will be entered into between A. H. Belo and Belo in connection with the distribution could discourage potential acquisition proposals. Further, 58.3 percent of the voting power of our outstanding voting stock was held by our directors and executive officers as of the record date. Such concentration of voting power could discourage third parties from making proposals involving an acquisition or change in control of A. H. Belo. See “Certain Anti-Takeover Provisions.”

Do I have appraisal rights in connection with the distribution?	No. Holders of Belo common stock have no appraisal rights in connection with the distribution. See “The Distribution—No Appraisal Rights.”

Who is the transfer agent for A. H. Belo common stock?	The transfer agent for A. H. Belo common stock is Mellon Investor Services LLC. You can contact the transfer agent at the following address and telephone number:

The Bank of New York Mellon

Shareowner Services

P. O. Box 358015

Pittsburgh, PA 15252-8015

(866) 210-7801

Please contact the transfer agent with any questions about the distribution or if you need any additional information.

Summary Financial Data

Set forth below are selected combined financial data for A. H. Belo for each of the five years ended December 31, 2006, and for the nine months ended September 30, 2006 and 2007. The combined balance sheet data as of December 31, 2005 and 2006 and the combined statement of operations data for each of the three years in the period ended December 31, 2006, have been derived from our audited combined financial statements included in this information statement. The combined balance sheet data as of December 31, 2002, 2003, and 2004 and the combined statement of operations data for the years ended December 31, 2002 and 2003 have been derived from our unaudited combined financial statements, which are not included in this information statement. The selected historical combined financial data for the nine months ended September 30, 2006 and 2007, and as of September 30, 2007, is derived from and should be read in conjunction with our unaudited combined financial statements. Operating results for the 2007 interim period are not necessarily indicative of the operating results that A. H. Belo will experience for the entire year.

The selected historical financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the audited combined financial statements and the notes related thereto, and the unaudited combined financial statements and notes related thereto included in this information statement. The selected historical financial data reflects A. H. Belo’s results as we have historically been operated as a part of Belo, and these results may not be indicative of our future performance as a separate company following the distribution. Operating expenses in the historical income statements reflect direct expenses of our business together with allocations of certain Belo corporate expenses that have been charged to A. H. Belo based on use or other methodologies we believe appropriate for such expenses (see the Combined Financial Statements, Note 1—Summary of Significant Accounting Policies). In our opinion, these allocations have been made on a reasonable and appropriate basis under the circumstances. Per share data has not been presented since A. H. Belo’s business was wholly-owned by Belo during the periods presented.

	As of and for the years ended December 31,					As of and for the nine months ended September 30,
In thousands	2002	2003	2004	2005	2006	2006	2007
Total net operating revenues	$752,132	$763,652	$779,142	$822,344	$817,733	$604,520	$549,929

Total operating expenses	636,383	645,378	689,460	721,251	760,376	568,934	529,383

Earnings from operations	$115,749	$118,274	$89,682	$101,093	$57,357	$35,586	$20,546
Other income and expense(a)	(6,976)	(18,065)	(15,648)	(22,913)	(30,310)	(22,765)	(23,235)
Income taxes	(44,399)	(38,458)	(28,745)	(30,361)	(11,868)	(6,071)	(688)

Net earnings (loss)(b)	$64,374	$61,751	$45,289	$47,819	$15,179	$6,750	$(3,377)

Total assets	$966,220	$968,889	$963,215	$981,661	$994,815	$966,417	$958,404
Long-term portion of notes payable to Belo Corp.(c)	$319,406	$279,425	$306,398	$332,710	$353,893	$352,542	$379,697

(a)	Other income and expense includes $11,451, $18,009, $16,510, $23,661, and $31,814 for the years ended December 31, 2002, 2003, 2004, 2005, and 2006, respectively, and $23,453 and $26,547 for the nine months ended September 30, 2006 and 2007, respectively, for interest on notes payable to Belo Corp. (see the Combined Financial Statements, Note 8—Notes Payable to Belo Corp.).
(b)	Net earnings in 2004 included pre-tax charges related to The Dallas Morning News circulation overstatement of $23,500 (see “Business—Legal Proceedings”).
(c)	Amounts represent the long-term portion of notes payable to Belo Corp. (see the Combined Financial Statements, Note 8—Notes Payable to Belo Corp.).

RISK FACTORS

You should carefully consider each of the following risks, which we believe are the principal risks that A. H. Belo faces, and all of the other information in this information statement. Some of the following risks relate to the distribution of A. H. Belo common stock, including the effect of such distribution on Belo. Other risks relate to A. H. Belo’s business, the securities markets, and ownership of A. H. Belo common stock. A. H. Belo’s business may also be adversely affected by risks and uncertainties not presently known to us or that we currently believe are immaterial. If any of the following risks and uncertainties develop into actual events, this could have a material adverse effect on A. H. Belo’s business, financial condition, or results of operations. If this occurs, the trading price of A. H. Belo common stock could decline, and you may lose all or part of your investment.

Risks Relating to the Distribution

A. H. Belo has no operating history as a separate public company and may be unable to operate profitably after becoming a stand-alone company.

A. H. Belo has no operating history as a separate public company. Historically, because the newspaper and the television businesses that comprised Belo have been under one ultimate parent, they have been able to rely, to some degree, on the earnings, assets, and cash flow of each other for capital requirements. After the distribution, A. H. Belo will be able to rely only on the newspaper business and related businesses for such requirements. We cannot assure you that, as a separate public company, operating results will continue at historical levels, or that we will be profitable. Additionally, A. H. Belo has relied on Belo for various financial, administrative, and managerial services in conducting its operations. Following the distribution, A. H. Belo will maintain its own credit and banking relationships and in time will perform its own financial and investor relations functions. Although A. H. Belo may employ certain key employees of Belo following the distribution, we cannot assure you that A. H. Belo will be able to successfully put in place, or thereafter maintain, the financial functions, administration, and management necessary to operate as a separate company or that A. H. Belo will not incur additional costs operating as a separate public company. For example, prior to the distribution, A. H. Belo, as part of Belo’s business, was able to use Belo’s size to procure products and services on favorable terms. A. H. Belo could experience some increased costs after the distribution as a result of the absence of such economies of scale. Any such additional or increased costs could have a material adverse effect on its business, financial condition, or results of operations.

In addition, as part of Belo’s business, A. H. Belo was also able to share news and other content with Belo’s media properties. Prior to the distribution, Belo’s television and newspaper properties shared news and content among themselves without charge. Although A. H. Belo will enter into news and other content sharing relationships with Belo and other third parties after the distribution, there can be no assurance that such relationships with third parties may be achieved on terms as favorable to A. H. Belo as those achieved with Belo.

A. H. Belo’s historical financial information may not be indicative of its future results as a separate public company.

The historical financial information we have included in this information statement may not reflect what A. H. Belo’s results of operations, financial position, and cash flows would have been had it been a separate public company during the periods presented or be indicative of what its results of operations, financial position, and cash flows may be in the future when it is a separate public company. A. H. Belo’s historical financial information reflects allocations for services historically provided by Belo, and we expect these allocated costs to be different from the actual costs A. H. Belo will incur for these services in the future as a separate public company, including with respect to actual services A. H. Belo expects will be provided by Belo under a services agreement and other commercial service agreements. In some instances, the costs incurred for these services as a separate public company may be higher than the share of total Belo expenses allocated to A. H. Belo historically.

In addition, the historical financial information does not reflect the increased costs associated with being a separate public company, including changes that we expect in our cost structure, personnel needs, financing, and operations of our business as a result of the distribution.

For additional information about the past financial performance of A. H. Belo’s business and the basis of the presentation of the historical financial statements, see “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the historical financial statements, and the accompanying notes included elsewhere in this information statement.

A. H. Belo may incur increased costs after the distribution or as a result of the distribution that may cause its profitability to decline.

Historically, A. H. Belo’s business has been principally operated as one of Belo’s segments, and Belo has performed many corporate functions for A. H. Belo’s operations, including managing financial and human resources systems, internal auditing, investor relations, treasury services, select accounting functions, finance and tax administration, benefits administration, legal, governmental relations, and regulatory functions. Following the distribution, Belo will provide support to A. H. Belo with respect to certain of these functions for periods to be specified in various inter-company agreements described elsewhere in this information statement. A. H. Belo will need to replicate certain systems, infrastructure, and personnel to which it will no longer have access after the distribution from Belo. A. H. Belo may incur capital and other costs associated with developing and implementing its own support functions in these areas. These costs may exceed the costs A. H. Belo will pay to Belo during the transition period.

In addition, there may be an adverse operational effect on A. H. Belo’s business as a result of the significant time A. H. Belo’s management and other employees and internal resources will need to dedicate to building these capabilities during the first few years following the distribution that otherwise would be available for other business initiatives and opportunities. When A. H. Belo begins to operate these functions independently, if it has not developed adequate systems and business functions, or obtained them from other providers, it may not be able to operate the company effectively and A. H. Belo’s profitability may decline.

A. H. Belo may incur increased expenses if the services agreement with Belo is terminated.

In connection with the distribution, A. H. Belo will enter into a services agreement with Belo. This agreement will provide that A. H. Belo and Belo will furnish each other services in such areas as employee benefits administration, risk management, claims administration and reporting, tax, legal, payroll, internal audit, and other areas where A. H. Belo and Belo may need assistance and support following the distribution. Depending on the particular service being provided, the agreement will extend for up to two years after the distribution, but may be terminated earlier under certain circumstances, including a default. If the agreement is terminated, A. H. Belo may be required to obtain such services from a third party. This could be more expensive than the fees that A. H. Belo will be required to pay under the services agreement.

Substantial sales of A. H. Belo Series A common stock following the distribution, or the perception that such sales might occur, could depress the market price of A. H. Belo Series A common stock.

Substantially all of the shares of A. H. Belo Series A common stock distributed in the distribution will be eligible for immediate resale in the public market. Any sales of substantial amounts of A. H. Belo Series A common stock in the public market, or the perception that such sales might occur, could depress the market price of A. H. Belo Series A common stock. We anticipate that significant amounts of A. H. Belo Series A common stock will be sold in the open market following the distribution. A portion of Belo Series A common stock is held by index funds. We do not expect to qualify for inclusion in some of these indices at the time of the distribution, and we expect those index funds will be required to sell A. H. Belo Series A common stock. In addition, A. H. Belo’s smaller size and different investment characteristics may not appeal to the current investor base of Belo, which may seek to dispose of large amounts of A. H. Belo Series A common stock following the distribution. There is no assurance that there will be sufficient buying interest to offset any such sales, and, accordingly, the price of A. H. Belo Series A common stock could be depressed by those sales and have periods of volatility.

The market price for A. H. Belo Series A common stock may be volatile, and you may not be able to sell your A. H. Belo Series A common stock at a favorable price.

There has been no public market for A. H. Belo Series A common stock prior to the distribution. An active public market for A. H. Belo Series A common stock may not be sustained after the distribution. The price of A. H. Belo Series A common stock in any such market may be higher or lower than the initial trading price. Many factors could cause the market price of A. H. Belo Series A common stock to rise and fall, including the following:

•	declining newspaper print circulation.

•	declining revenues derived from our core business.

•	variations in quarterly results.

•	announcements of technological innovations by us or by competitors.

•	introductions of new products or services or new pricing policies by us or by competitors.

•	acquisitions or strategic alliances by us or by competitors.

•	recruitment or departure of key personnel or key groups of personnel.

•	the gain or loss of significant advertisers.

•	changes in the estimates of A. H. Belo’s operating performance or changes in recommendations by any securities analysts that elect to follow A. H. Belo’s stock.

•	market conditions in the newspaper industry, the industries of our customers, and the economy as a whole.

Failure of the distribution to qualify as a tax-free transaction could result in substantial liability.

Belo has received a private letter ruling from the IRS to the effect that, among other things, the distribution (including certain related transactions) qualifies as tax-free to Belo, A. H. Belo, and Belo shareholders for United States federal income tax purposes under section 355 and related provisions of the Internal Revenue Code (the “Code”). Although a private letter ruling generally is binding on the IRS, if the factual assumptions or representations made in the private letter ruling request are untrue or incomplete in any material respect, then Belo will not be able to rely on the ruling. Moreover, the IRS will not rule on whether a distribution of shares satisfies certain requirements necessary to obtain tax-free treatment under section 355 of the Code. Rather, the private letter ruling is based upon representations by Belo that those requirements have been satisfied, and any inaccuracy in those representations could invalidate the ruling.

The distribution is conditioned upon Belo’s receipt of an opinion of Locke Lord, counsel to Belo, in form and substance satisfactory to Belo, to the effect that, with respect to the requirements referred to above on which the IRS will not rule, those requirements will be met. The opinion will assume the effectiveness of the private letter ruling as to matters covered by the ruling. The opinion will be based on, among other things, certain assumptions and representations as to facts made by Belo and A. H. Belo which, if untrue or incomplete in any material respect, could jeopardize the conclusions reached by counsel in its opinion. The opinion will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion.

If the distribution fails to qualify for tax-free treatment, a substantial corporate tax would be payable by Belo, measured by the difference between (1) the aggregate fair market value of the shares of A. H. Belo common stock on the date of the distribution and (2) Belo’s adjusted tax basis in the shares of A. H. Belo common stock on the date of the distribution. The corporate level tax would be payable by Belo. However, A. H. Belo has agreed to indemnify Belo for certain tax liabilities under certain circumstances. This indemnification obligation, if triggered, could have a material adverse effect on A. H. Belo’s financial condition and results of operations. In addition, under the applicable Treasury regulations, each member of Belo’s consolidated group at the time of the distribution (including A. H. Belo) is severally liable for such tax liability.

Further, if the distribution is not tax-free, each Belo shareholder generally would be taxed as if he or she had received a cash distribution equal to the fair market value of the shares of A. H. Belo common stock on the date of the distribution.

Even if the distribution otherwise qualifies as tax-free, Belo nevertheless could incur a substantial corporate tax liability under section 355(e) of the Code if 50 percent or more of the voting power or value of A. H. Belo stock or the stock of Belo were to be acquired as part of a “plan (or a series of related transactions)” that includes the distribution. For this purpose, any acquisitions of the stock of Belo or of A. H. Belo’s stock that occur within two years before or after the distribution are presumed to be part of such a plan, although Belo may be able to rebut that presumption. If such an acquisition of the stock of Belo or of A. H. Belo’s stock triggers the application of section 355(e), Belo would recognize taxable gain as described above, but the distribution would generally remain tax-free to the Belo shareholders.

Even if, as expected, the distribution otherwise qualifies for tax-free treatment under section 355 of the Code, Belo (but not its shareholders) will recognize for tax purposes approximately $51,900 of previously deferred intercompany non-cash gains in connection with the distribution, resulting in an approximate $18,000 federal income tax obligation and a state tax obligation in an amount that is not presently estimable. If such gains are adjusted then (1) Belo and A. H. Belo shall be responsible for paying the additional tax associated with any increase in such gains in the ratio of one-third and two-thirds, respectively, and (2) Belo shall be entitled to any refund attributable to any reduction of such gains except to the extent the refund is attributable to an increase in the amount of such gains from approximately $51,900, in which case the refund or portion thereof shall also be shared between Belo and A. H. Belo in the ratio of one-third and two-thirds, respectively.

The combined post-distribution value of Belo and A. H. Belo shares may not equal or exceed the pre-distribution value of Belo shares.

After the distribution, Belo common stock will continue to be listed and traded on the NYSE. The shares of A. H. Belo Series A common stock have been authorized for listing on the NYSE. We cannot assure you that the combined trading prices of Belo common stock and A. H. Belo common stock after the distribution, as adjusted for any changes in the combined capitalization of both companies, will be equal to or greater than the trading price of Belo common stock prior to the distribution. Until the market has fully evaluated the business of Belo without A. H. Belo’s business, the price at which Belo common stock trades may fluctuate significantly. Similarly, until the market has fully evaluated A. H. Belo’s business, the price at which A. H. Belo common stock trades may fluctuate significantly.

Certain provisions of A. H. Belo’s certificate of incorporation, bylaws, shareholder rights agreement, severance plan, tax matters agreement, separation and distribution agreement, employee matters agreement, services agreement, and Delaware law may discourage takeovers.

A. H. Belo’s certificate of incorporation and bylaws contain certain anti-takeover provisions that may make more difficult or expensive a tender offer, change in control, or takeover attempt that is opposed by A. H. Belo’s board of directors or certain shareholders holding a significant percentage of the voting power of our outstanding voting stock. A. H. Belo’s equity capital and governance structure is designed to mirror Belo’s existing capital and governance structure to the maximum extent applicable. In particular, A. H. Belo’s certificate of incorporation and bylaws:

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provide for a dual common equity capital structure pursuant to which each issued and outstanding share of A. H. Belo Series A common stock is entitled to one vote and each issued and outstanding share of A. H. Belo Series B common stock is entitled to 10 votes.

•	classify the board of directors into three groups, so that shareholders elect only approximately one-third of the board each year.

•	permit shareholders to remove directors only for cause and only by a vote of shareholders representing not less than a majority of the voting power of our outstanding voting stock.

•	do not permit shareholders to take action except at an annual or special meeting of shareholders.

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permit a special shareholders’ meeting to be called only by the chief executive officer, the board of directors, or the holders of not less than one-fifth of the voting power of our outstanding voting stock.

•	require shareholders to give A. H. Belo advance notice to nominate candidates for election to the board of directors or to make shareholder proposals at a shareholders’ meeting.

•	require the affirmative vote of at least two-thirds of the voting power of our outstanding voting stock to amend or repeal our bylaws.

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require the affirmative vote of at least two-thirds of the voting power of our outstanding voting stock for the approval of any merger, consolidation, sale of all or substantially all of our assets, or our dissolution.

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require, for the approval of a business combination with shareholders owning more than 10 percent of the voting power of our outstanding voting stock, the affirmative vote of the holders of at least 80 percent of the voting power of our outstanding voting stock, unless the transaction does not involve cash or any other consideration being received by our shareholders and is approved by our continuing directors or, in the case of any other transaction, such transaction is approved by our continuing directors and certain procedural requirements set forth in our certificate of incorporation as well as certain “fair price” requirements are met.

•	permit the board of directors to issue, without shareholder approval, preferred stock with such terms as the board may determine.

In addition, Delaware law generally restricts mergers and other business combinations between A. H. Belo and any holder of 15 percent or more of the voting power of our outstanding voting stock for a period of three years, unless the business combination or the transaction which results in the holder holding 15 percent or more of the voting power of our outstanding voting stock is approved in advance by A. H. Belo’s board of directors or, subsequent thereto, the business combination is approved by the board of directors and by the affirmative vote of at least two-thirds of the voting power of our outstanding voting stock not owned by such holder.

Further, 58.3 percent of the voting power of our outstanding voting stock was held by A. H. Belo’s directors and executive officers as of the record date. Such concentration of voting power could discourage third parties from making proposals involving an acquisition of A. H. Belo.

These provisions could discourage potential acquisition proposals and could delay or prevent a change in control of A. H. Belo, even though a majority of shareholders may consider such proposal, if effected, desirable. Such provisions could also make it more difficult for third parties to remove and replace the members of the board of directors. Moreover, these provisions could diminish the opportunities for shareholders to participate in certain tender offers, including tender offers at prices above the then-current market value of A. H. Belo common stock, and may also inhibit increases in the trading price of A. H. Belo Series A common stock that could result from takeover attempts or speculation.

A. H. Belo has adopted a shareholder rights agreement in connection with the distribution that will provide that in the event of an acquisition of or the commencement of a tender offer for 15 percent or more of A. H. Belo outstanding common stock, A. H. Belo shareholders will be granted rights to purchase A. H. Belo common stock at a certain price. The shareholder rights agreement could make it more difficult for a third-party to acquire A. H. Belo common stock without the approval of A. H. Belo’s board of directors.

Effective on the distribution date, A. H. Belo will have in place a change in control severance plan covering specified participants that would be triggered if there is a “change in control” (as defined to include the acquisition of 30 percent or more of the combined voting power of our outstanding voting stock) and a qualifying termination (or constructive termination) of employment during the 24-month period following a change in control. In addition, a participant may voluntarily terminate employment for any reason or without reason during the 30-day period immediately following the first anniversary of a change in control and will be entitled to receive payments and benefits under the severance plan. The triggering events would result in the payment of specified severance benefits, including a lump sum multiple of participant’s compensation, outplacement services, vesting of long-term incentive awards, and “gross up” payment if necessary to satisfy certain tax payments relating to the severance payments. This severance plan mirrors the change in control severance plan adopted by Belo effective October 1, 2007 and could make it more expensive for a buyer of A. H. Belo to acquire control and therefore discourage unsolicited offers.

If the distribution is considered part of a “plan (or series of related transactions)” pursuant to which 50 percent or more of the voting power or value of A. H. Belo stock is acquired, the distribution will be taxable to Belo (but not to its shareholders) under Section 355(e) of the Code. For this purpose, any acquisitions of A. H. Belo stock that occur within two years after the distribution (subject to certain exceptions including an exception for public trading) will be presumed to be part of such a plan, although Belo may be able to rebut that presumption. Under the tax matters agreement, we have agreed to indemnify Belo for certain tax related matters. A. H. Belo will also enter into the separation and distribution agreement, services agreement, and employee matters agreement covering specified indemnification and other matters that may arise after the distribution. The separation and distribution agreement, tax matters agreement, services agreement, and employee matters agreement may have the effect of discouraging or preventing an acquisition of A. H. Belo or a disposition of its business.

A. H. Belo’s directors and executive officers have significant combined voting power and significant influence over our management and affairs.

Our directors and executive officers held 58.3 percent of the voting power of our outstanding voting stock as of the record date. A. H. Belo’s Series A common stock has one vote per share and Series B common stock has ten votes per share. Consequently, the voting power of the Series B holders is greater than the number of shares beneficially owned. Generally, except for certain extraordinary corporate transactions, all matters to be voted on by A. H. Belo’s shareholders must be approved by a majority of the voting power of our outstanding voting stock, voting as a single class. Certain extraordinary corporate transactions, such as a merger, consolidation, sale of all or substantially all of our property and assets, or a dissolution, the alteration, amendment, or repeal of A. H. Belo’s bylaws, and certain amendments to A. H. Belo’s certificate of incorporation, require the affirmative vote of the holders of at least two-thirds of the voting power of our outstanding voting stock, voting as a single class. Accordingly, A. H. Belo’s directors and executive officers will have significant influence over our management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions. This ownership may limit your ability to influence corporate matters and, as a result, A. H. Belo may take actions that you, or even the majority of shareholders, do not view as beneficial.

After the distribution, certain members of management, directors, and shareholders may face actual or potential conflicts of interest.

After the distribution, the management and directors of Belo and A. H. Belo will own both Belo common stock and A. H. Belo common stock. Robert W. Decherd will serve as the non-executive chairman of the board of Belo and as the chairman of the board, president and chief executive officer of A. H. Belo. Mr. Decherd and Dealey D. Herndon, his sister, will serve as directors of Belo and A. H. Belo. James M. Moroney III, executive vice president of A. H. Belo and the publisher and chief executive officer of The Dallas Morning News and their second cousin, will serve as a director of Belo. This ownership overlap and these common directors could create, or appear to create, potential conflicts of interest when Belo’s and A. H. Belo’s management and directors face decisions that could have different implications for Belo and A. H. Belo. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between Belo and A. H. Belo regarding the terms of the agreements governing the distribution and the relationship between Belo and A. H. Belo thereafter. These agreements include, among others, the separation and distribution agreement, the tax matters agreement, the employee matters agreement, the services agreement, and any commercial agreements between the parties or their affiliates. Potential conflicts of interest could also arise out of any commercial arrangements that Belo and A. H. Belo may enter into in the future. In addition, A. H. Belo and Belo will compete with each other, particularly in markets such as Dallas/Fort Worth where each company owns significant properties.

Federal law and Federal Communications Commission (“FCC”) regulations applicable because of Belo’s and A. H. Belo’s common officers, directors, and voting shareholders may limit A. H. Belo’s activities, including the ability to own or operate media properties it does not presently own or operate.

For FCC purposes, the common officers, directors, and 5 percent or greater voting shareholders of Belo and A. H. Belo will be deemed to hold attributable interests in each of the companies after the distribution. As a result, the business and conduct of one company may have the effect of limiting the activities or strategic business alternatives available to the other company.

Risks Relating to A. H. Belo’s Business

If A. H. Belo is unable to respond to evolving industry trends and changes in technology, its business may not be able to compete effectively.

Print circulation and readership of A. H. Belo’s newspapers, and the newspaper industry overall, are subject to competition and, in particular, are being affected by the preferences of some consumers to receive all or a portion of their news in new media formats and from sources other than traditional newspapers, and by the proliferation of these new media formats and sources. Information delivery and programming alternatives such as the Internet, cable, direct satellite-to-home services, pay-per-view, and home video and entertainment systems have fractionalized newspaper readership. Over the past decade, the Internet, cable television programming services, and other emerging media distribution platforms have captured an increasing market share, while the aggregate print circulation of major newspapers has declined.

Decreases in advertising spending, resulting from an economic downturn, business combinations, natural disasters, war, terrorism, or other factors specific to the communities we serve, could adversely affect A. H. Belo’s financial condition and results of operations. In addition, A. H. Belo’s revenues are subject to seasonal, cyclical, and other fluctuations that could adversely affect our financial condition and results of operations.

Approximately 82 percent or more of A. H. Belo’s revenues for each of the last three fiscal years were generated from the sale of advertising appearing in its newspapers. Advertisers generally reduce their advertising spending during economic downturns, so a recession or economic downturn could have an adverse effect on A. H. Belo’s financial condition and results of operations.

A. H. Belo’s advertising revenues depend upon a variety of other factors specific to the communities that we serve. Changes in those factors could affect advertising revenues. These factors include, among others, the size and demographic characteristics of the local population, the concentration of retail stores, and local economic conditions in general.

A. H. Belo’s revenues and results of operations are subject to seasonal, cyclical, and other fluctuations that we expect to continue in future periods. Seasonal and cyclical factors that affect A. H. Belo’s revenues and results of operations may be beyond A. H. Belo’s control, including changes in the pricing policies of competitors, the hiring and retention of key personnel, wage and cost pressures, changes in newsprint prices, and general economic factors. Fluctuations in revenues and results of operations may cause A. H. Belo’s stock price to be volatile.

A. H. Belo’s business operates in highly competitive markets, such as Dallas/Fort Worth, and its ability to maintain market share and generate revenues depends on how effectively it competes with existing and new competition.

Our business operates in highly competitive markets. Our newspapers compete for audiences and advertising revenue with other newspapers as well as with other media such as the Internet, magazines, broadcast, cable and satellite television, radio, direct mail, and yellow pages. A. H. Belo and Belo will compete with each other, particularly in markets such as Dallas/Fort Worth where each company owns significant properties. Some of A. H. Belo’s current and potential competitors have greater financial and other resources than we do.

A. H. Belo’s newspaper publications generate significant percentages of their advertising revenues from limited numbers of sources, including automotive, employment, and real estate classified advertising. In recent years, Web sites dedicated to automotive, employment, and real estate advertising have become significant competitors of A. H. Belo’s newspapers and Web sites. As a result, even in the absence of a recession or economic downturn, technological, industry, or other changes specifically affecting these advertising sources could reduce advertising revenues and adversely affect A. H. Belo’s financial condition and results of operations.

A. H. Belo’s revenues primarily consist of advertising and paid circulation. Competition for advertising expenditures and paid circulation comes from local, regional, and national newspapers, magazines, broadcast, cable and satellite television, radio, direct mail, yellow pages, the Internet, outdoor billboards, and other media. Free circulation daily newspapers have been recently introduced in several metropolitan markets, and there can be no assurance that free daily publications, or other publications, will not be introduced in any markets in which A. H. Belo publishes its newspapers. The National Do Not Call Registry has affected the way newspapers solicit home-delivery circulation, particularly for larger newspapers that historically have relied on telemarketing. Competition for newspaper advertising revenue is based largely upon advertiser results, advertising rates, readership, demographics, and circulation levels, while competition for circulation is based largely upon the content of the newspaper, its price, editorial quality, customer service, and other sources of news and information. Our local and regional competitors in community newspapers are typically unique to each market, but we have competitors for advertising revenues that are larger and have greater financial and distribution resources than we do. Circulation revenues and our ability to achieve price increases for our print products may be affected by competition from other publications and other forms of media available in our various markets, declining consumer spending on discretionary items like newspapers, decreasing amounts of free time, and declining frequency of regular newspaper buying among certain demographics. A. H. Belo may incur higher costs competing for advertising dollars and paid circulation. If A. H. Belo is not able to compete effectively for advertising dollars and paid circulation, its revenues may decline and its financial condition and results of operations may be adversely affected.

Decreases, or slow growth, in circulation may adversely affect A. H. Belo’s circulation and advertising revenues.

A. H. Belo’s revenues decreased 9.0 percent in the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006. The table below presents the components of our net operating revenues for the last three years and the nine months ended September 30, 2006 and September 30, 2007:

	For the year ended December 31,					For the nine months ended September 30,
Year ended December 31,	2004	Percentage Change	2005	Percentage Change	2006	2006	Percentage Change	2007
Advertising	$669,811	2.6%	$687,140	(1.9%)	$674,140	$496,738	(10.0%)	$447,160
Circulation	96,786	8.3%	104,790	11.0%	116,265	87,150	(3.9%)	83,721
Other	12,545	142.4%	30,414	(10.1%)	27,328	20,632	(7.7%)	19,048

Net operating revenues	$779,142	5.5%	$822,344	(0.6%)	$817,733	$604,520	(9.0%)	$549,929

As a result of the change in distribution methods at The Dallas Morning News, circulation revenue increased approximately $11,406 and $24,555 in 2005 and 2006, respectively. However, when measured on a comparable basis, circulation revenue actually declined 3.5 percent in 2005 from 2004, and 1.8 percent in 2006 from 2005. The circulation revenue amounts presented for the nine month periods ended September 30, 2006 and 2007 reflect the effect of the change in distribution methods for the entire period.

A. H. Belo’s newspaper, and the newspaper industry as a whole, are experiencing challenges to maintain and grow print circulation and revenues. This results from, among other factors, increased competition from other media, particularly the Internet, and shifting preferences among some consumers to receive all or a portion of their news other than from a newspaper. These factors could affect A. H. Belo’s ability to implement circulation price increases for its print products.

A prolonged decline in circulation could affect the rate and volume of advertising revenues. To maintain our circulation base, A. H. Belo may incur additional costs, and may not be able to recover these costs through circulation and advertising revenues. To address declining circulation, A. H. Belo may increase spending on marketing designed to retain its existing subscriber base and continue or create niche publications targeted at specific market groups. A. H. Belo may also increase marketing efforts to drive traffic to its proprietary Web sites. There are no current plans to materially increase such spending or marketing.

A. H. Belo anticipates that readership analyses will become increasingly important now that the Audit Bureau of Circulations has agreed to publish readership statistics and recognize Internet use in addition to circulation information. We believe this is a positive industry development but we cannot predict its effect on advertising revenues.

A significant increase in the cost of newsprint, or a reduction in the availability of newsprint, could adversely affect A. H. Belo’s publishing business.

The basic raw material for newspapers is newsprint. The cost of newsprint consumption related to A. H. Belo’s publications totaled approximately $108,000, $113,000, and $105,000 in 2004, 2005, and 2006, respectively, which was between approximately 13 percent and 14 percent of its revenues for those years. The price of newsprint historically has been volatile. Consolidation in the North American newsprint industry has reduced the number of suppliers as evidenced by the October 2007 merger between two of our largest newsprint suppliers. The industry-wide consolidations have led to paper mill closures and conversions to other grades of paper, which in turn have decreased overall newsprint capacity and increased the likelihood of future price increases. A. H. Belo currently purchases most of its newsprint through a purchasing consortium of which it is a member. A. H. Belo’s inability to obtain an adequate supply of newsprint in the future or significant increases in newsprint costs could affect its financial condition and results of operations.

Adverse results from pending or new litigation or governmental proceedings or investigations could adversely affect A. H. Belo’s financial condition and results of operations.

From time to time A. H. Belo and its subsidiaries are subject to litigation, governmental proceedings, and investigations. Current matters include those described under “Business—Legal Proceedings.” Adverse determinations in any of these pending or future matters could require A. H. Belo to make monetary payments or result in other sanctions or findings that could affect its business, financial condition, and results of operations.

A. H. Belo depends on key personnel, and it may not be able to operate and grow its business effectively if A. H. Belo loses the services of any of its senior executive officers or is unable to attract and retain qualified personnel in the future.

A. H. Belo depends on the efforts of its senior executive officers. The success of its business depends heavily on its ability to retain current management and to attract and retain qualified personnel in the future. Competition for senior management personnel is intense and A. H. Belo may not be able to retain its key personnel. A. H. Belo has not entered into employment agreements with its key management personnel and it does not have “key person” insurance for any of its senior executive officers or other key personnel. To mitigate this risk, A. H. Belo intends to adopt, effective on the distribution date, a change in control severance plan covering key management personnel that would be triggered under certain conditions if a change in control occurs.

A. H. Belo’s business may be negatively affected by work stoppages, slowdowns, or strikes by our employees.

Currently, one of A. H. Belo’s primary newspapers is party to collective bargaining agreements with unions representing approximately 530 of its employees. All of these agreements will expire within approximately four years, unless extended. A. H. Belo cannot assure investors about the results of negotiation of future collective bargaining agreements, whether future collective bargaining agreements will be negotiated without interruptions in our business, or the possible effect of future collective bargaining agreements on our business, financial condition, and results of operations. A. H. Belo also cannot assure investors that strikes or work stoppages will not occur in the future in connection with labor negotiations or otherwise. Any prolonged strike or work stoppage could have an adverse effect on A. H. Belo’s business, financial condition, and results of operations.

FORWARD-LOOKING STATEMENTS

The statements contained in this information statement concerning A. H. Belo’s business outlook or future economic performance, reasons for the distribution, anticipated profitability, revenues, expenses, dividends, capital expenditures, investments, future financings, or other financial and non-financial items that are not historical facts, including, but not limited to, statements found in the section entitled “Risk Factors,” are forward-looking statements that represent management’s current intent, belief, or expectations and assumptions based on currently available information. Forward-looking statements include, but are not limited to, the information concerning A. H. Belo’s possible or assumed future results of operations, revenue trends, business strategies, financings, competitive position, potential growth opportunities, potential operating performance improvements, ability to retain and recruit personnel, changes resulting from the separation from Belo, effects of competition, and effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believes,” “intends,” “may,” “will,” “should,” “anticipates,” “expects,” “could,” or comparable terminology or by discussions of strategies or trends. Although A. H. Belo believes that the expectations reflected in such forward-looking statements are reasonable, it cannot give any assurances that these expectations will prove to be correct. Such statements by their nature involve risks and uncertainties that could significantly affect expected results, and actual future results could differ materially from those described in such forward-looking statements.

Among the factors that could cause actual future results to differ materially are the risks and uncertainties discussed in this information statement. Although it is not possible to identify all factors, such risks, uncertainties, and factors include, but are not limited to, changes in advertising demand, interest rates, and newsprint prices; newspaper circulation matters, including changes in readership; circulation trends; technological changes; impairment of the carrying value of goodwill; development of Internet commerce; changes in pricing or other actions by competitors and suppliers; legal, regulatory, and tax changes; adoption of new accounting standards or changes in existing accounting standards by the Financial Accounting Standards Board or other accounting standard-setting bodies or authorities; the effects of acquisitions and dispositions; general economic conditions; and significant armed conflict and other factors beyond our control. Should one or more of these risks materialize (or the consequences of such a development worsen), or should the underlying assumptions prove incorrect, actual results could differ materially from those expected. A. H. Belo and Belo disclaim any intention or obligation to update publicly or revise such statements whether as a result of new information, future events, or otherwise after the date of this information statement.

The risk factors discussed in “Risk Factors” could cause A. H. Belo’s results to differ materially from those expressed in forward-looking statements. There may be, however, other risks and uncertainties that we are unable to predict at this time or that we do not currently expect to have a material adverse effect on A. H. Belo’s business.

THE DISTRIBUTION

Introduction

On September 28, 2007, the board of directors of Belo authorized management to pursue the distribution of its newspaper business and related businesses, subject to certain conditions, into a separate public company with its own management and board of directors. The distribution is expected to be accomplished by transferring the assets and liabilities of the newspaper business and related businesses of Belo to A. H. Belo and then distributing all of the shares of A. H. Belo common stock to Belo’s shareholders. Belo’s shareholders will receive 0.20 shares of A. H. Belo Series A common stock for every share of Belo Series A common stock and 0.20 shares of A. H. Belo Series B common stock for every share of Belo Series B common stock outstanding on the record date as described below. Each share of A. H. Belo common stock will have attached to it one A. H. Belo preferred share purchase right. The distribution is expected to be effected on or about February 8, 2008. The distribution will be made to holders of outstanding Belo common stock as of 5:00 p.m., Eastern Time, on January 25, 2008, the record date for the distribution.

As a result of the distribution, 100 percent of the outstanding shares of A. H. Belo common stock will be distributed to Belo shareholders. Immediately following the distribution, Belo and its subsidiaries will not own any shares of A. H. Belo common stock and A. H. Belo will be a separate public company. The shares of A. H. Belo Series A common stock will be distributed by book entry. Instead of stock certificates, unless certificates are requested with required supporting information, each Belo shareholder that was a record holder of Belo shares on the record date will receive a statement of such shareholder’s book entry account for the shares of A. H. Belo Series A common stock distributed to such shareholder. Account statements reflecting ownership of the shares of A. H. Belo common stock will be mailed shortly after the distribution date. Shares of A. H. Belo common stock should be credited on or about February 8, 2008 to accounts with brokers or nominees of Belo shareholders that were not record holders on the record date. Stock certificates will be issued for shares of A. H. Belo Series B common stock.

A. H. Belo was incorporated on October 1, 2007, and its principal executive offices are located at 400 South Record Street, Dallas, Texas 75202.

Net operating revenues for A. H. Belo were approximately $817,733 and $549,929 for the fiscal year ended December 31, 2006, and the nine months ended September 30, 2007, respectively. Following the distribution, Belo will continue to own the television business and related businesses.

Background of the Distribution

The board of directors and management of Belo regularly review strategy for the businesses conducted by Belo so that resources are deployed and activities are pursued in the best interests of its shareholders. In recent years, with the development of the Internet and other transformational technologies and other factors, media consumption habits and choices have changed and will continue to change rapidly. Traditional media such as newspapers and television are evolving their businesses to meet changing consumer and advertiser demands, needs, and preferences. Consolidation of media ownership and the rapid ascent of new media businesses have redefined the media marketplace and its competitive landscape. Digitalization of content has been a key driver.

Traditional newspapers and television stations have been disrupted by these changing conditions, but some newspapers and stations have also benefited from them, generating new revenues from interactive sources as a result. Despite the rapid growth of newspapers’ interactive businesses, traditional ink-on-paper newspapers have been challenged to offset revenue declines in recent years and increase earnings. New media investments are unpredictable as to their ultimate economic value.

Against this backdrop, the Belo board of directors and management have undertaken various strategy-focused activities in recent years to anticipate or respond to industry dynamics. Early in 2007, management began analyzing structural alternatives in more detail to determine if there were structures that would enhance Belo shareholder value for the long-term. At meetings held on July 26-27, 2007, Belo’s board met with management and outside legal advisors to discuss several structural alternatives to enhance shareholder value for the long-term. Among the possible alternatives discussed were the distribution of Belo’s newspaper business, the distribution of Belo’s television business, and the creation of a tracking stock tied to the performance of one of Belo’s business segments. Following the July 26-27, 2007 meetings, management, with outside advisors, narrowed its focus to the possible distribution of Belo’s newspaper business.

In August 2007, Belo engaged Goldman, Sachs & Co. to serve as a financial advisor in connection with the potential distribution and, as part of that engagement, to provide information to assist the board of directors in evaluating the transaction.

At its meeting held on September 10, 2007, the board of directors was updated on management’s evaluation of the possible distribution of the newspaper business and received advice from outside advisors, including Locke Lord, Baker Botts L.L.P., Goldman Sachs, and others. Locke Lord and Baker Botts made a presentation to the board of directors relating to the proposed structure of the distribution, the agreements required to effect the distribution, the board of directors’ fiduciary duties in considering the potential distribution, and other legal considerations, including the potential tax treatment of the distribution and Delaware statutory requirements for declaring a dividend. Representatives of Goldman Sachs reviewed various other structural alternatives to enhance shareholder value in the long-term, as well as the merits and other considerations of the distribution, and also presented analyses relating to the dividend policy, capitalization, governance structure, and other aspects of the potential stand-alone newspaper company, and a preliminary valuation analysis.

In September 2007, Belo also engaged Houlihan Lokey, Howard & Zukin Financial Advisors, Inc., as a financial advisor to render other advice to the board of directors of Belo and the board of directors of A. H. Belo.

At meetings held on September 26-28, 2007, management presented information to the board of directors relating to the potential distribution of the newspaper business, including an analysis of opportunities and risks and the strategic purposes of the distribution and the resulting companies. Belo’s management team provided information to the board relating to the newspaper business’ financial plans and goals, proposed capital structure, and opportunities and risks following a distribution. The board of directors received a proposed schedule for the potential distribution and financial analyses assuming a distribution of the newspaper business. Goldman Sachs presented its updated review and analysis of the proposed distribution and related matters. At the September 26, 2007 meeting, Houlihan Lokey presented its analyses with respect to the proposed distribution. Legal counsel reviewed the legal aspects of the distribution and related matters.

On September 28, 2007, following completion of all discussions, the board of directors unanimously approved proceeding with the proposed distribution and announced the transaction on October 1, 2007. The primary bases for the decision of the board of directors of Belo are described below under “The Distribution—Reasons for the Distribution.”

Since October 1, 2007, management, with outside counsel assistance, prepared A. H. Belo’s organizational documents, its corporate governance documents and policies, its employee compensation and benefit plans, and the principal transaction and inter-company agreements evidencing the terms of the distribution. Management also took actions to satisfy the conditions of the distribution described below, including coordination of the IRS private letter ruling request, NYSE approval to list A. H. Belo’s Series A common stock, effectiveness of the Form 10 registration statement of which this information statement is a part, and other matters.

At a special board meeting on January 11, 2008, the directors of A. H. Belo and Belo were updated by management and outside counsel on the status and terms of the transaction and the documents necessary to complete the organization of A. H. Belo as a separate public company and to effect the distribution. Goldman Sachs reported on market and industry conditions and reiterated its support of the distribution on the terms proposed to the board. Goldman Sachs also advised the A. H. Belo board on its implementation of a shareholder rights plan. At the conclusion of the meeting, the directors of A. H. Belo and Belo, as applicable, approved the details of the distribution, A. H. Belo’s organizational and governance documents, shareholder rights plan, and its employee compensation and benefit plans, and authorized management to complete the transaction.

On January 16, 2008, the IRS issued its private letter ruling confirming the tax-free nature of the distribution, as requested.

Reasons for the Distribution

The board of directors and management of Belo believe that the distribution is in the best interests of Belo and its shareholders. Belo believes that the distribution will enhance value for Belo shareholders and give A. H. Belo the financial and operational flexibility to take advantage of opportunities in the newspaper sector and meet the changing needs of the media marketplace today and in the future. The board of directors and management of Belo considered the following potential benefits in making its determination to effect the distribution:

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the newspaper and television businesses, once thought to be on a path towards convergence, are now moving in different directions as regulatory obstacles to cross-ownership remain and new technologies have altered the media landscape. Certain benefits from combinations of print and broadcast assets and their cooperative activities may be largely accomplished through various commercial partnerships and alliances.

•

the distribution will enhance A. H. Belo’s ability, and that of Belo, to respond to different industry dynamics and better focus on strategic initiatives and priorities. The newspaper and television businesses are undergoing profound fundamental changes to their underlying business models. A. H. Belo and Belo will focus on different issues in the future. After decades of relative stability in the newspaper and television business models, there is now uncertainty about what each business model will look like in the future. A separation will allow Belo and A. H. Belo to focus on the unique challenges of their individual businesses.

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the transition to separate companies will allow the investment community to measure A. H. Belo’s performance and Belo’s performance relative to their respective peers. The newspaper and television businesses are fundamentally different and have different natural shareholder bases. A separation into two companies will result in the creation of more focused “pure-play” companies that are easier for the investment community to analyze.

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the distribution will permit A. H. Belo greater flexibility to create a capital structure and deploy capital more closely aligned with A. H. Belo’s strategic priorities. The board and management determined to capitalize A. H. Belo initially with no debt to allow A. H. Belo to focus on investing in technologies that will likely become the core of its future business without concerns about servicing the higher debt loads more appropriate for television businesses. As a separate entity, A. H. Belo will not compete with the television business of Belo for capital resources and will be better positioned to fund the implementation of its business strategy. Further, investors will be able to understand better the differences between A. H. Belo’s newspaper business and Belo’s television business and to make investment decisions with respect thereto. Belo will benefit as well since its investors will not need to understand and make investment decisions with respect to the newspaper business. A. H. Belo and Belo will have the option to use their respective equity as acquisition or financing currency should the appropriate strategic opportunities arise.

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the distribution will enable A. H. Belo to provide its management and employees with customized incentive compensation including in some cases equity ownership in A. H. Belo, thereby more closely aligning its interests with the interests of its shareholders. Given the changes occurring in A. H. Belo’s business, focusing and rewarding management and employees appropriately is important to its success. This should also enhance A. H. Belo’s ability to attract, retain, and motivate key employees.

Manner of Effecting the Distribution

The general terms and conditions relating to the distribution will be set forth in an agreement between A. H. Belo and Belo, which we refer to as the “separation and distribution agreement.” See “Relationships Between Belo and A. H. Belo Following the Distribution—Separation and Distribution Agreement.”

The distribution will be made on the basis of 0.20 shares of A. H. Belo Series A common stock for every share of Belo Series A common stock and 0.20 shares of A. H. Belo Series B common stock for every share of Belo Series B common stock outstanding on the record date. Based on the number of Belo Series A and Series B shares outstanding on the record date and the distribution ratio, approximately 17,603,448 shares of A. H. Belo Series A common stock and 2,848,547 shares of A. H. Belo Series B common stock will be distributed to Belo shareholders. The shares of A. H. Belo common stock to be distributed will constitute 100 percent of the outstanding shares of A. H. Belo common stock. Immediately following the distribution, Belo and its subsidiaries will not own any shares of A. H. Belo common stock and A. H. Belo will be a separate public company.

A delivery of a share of A. H. Belo common stock in connection with the distribution also will constitute the delivery of the A. H. Belo preferred share purchase right associated with the share. The existence of the preferred share purchase rights may deter a potential acquiror from making a hostile takeover proposal or a tender offer. For a more detailed discussion of these rights, see “Certain Anti-Takeover Provisions.”

When and How You Will Receive A. H. Belo Common Stock

Belo will use a book entry system to distribute shares of A. H. Belo Series A common stock. No stock certificates will be issued for A. H. Belo Series A shares unless the holder requests such certificates and provides the required information. Following the distribution, each record holder of Belo common stock on the record date will receive from the distribution agent a statement of the amount of shares of A. H. Belo Series A common stock credited to his or her account or, in the case of A. H. Belo Series B shares, certificates will be issued to each record holder. If you were not a record holder of Belo Series A common stock on the record date because your shares are held on your behalf by your broker or other nominee, your shares of A. H. Belo Series A common stock should be credited to your account with your broker or nominee on or about February 8, 2008.

Stock certificates will be issued for shares of A. H. Belo Series B common stock on or about February 8, 2008.

No Belo shareholder will be required to pay any cash or other consideration for shares of A. H. Belo common stock received in the distribution, or to surrender or exchange Belo shares in order to receive shares of A. H. Belo common stock. No vote of Belo shareholders is required or sought in connection with the distribution, and Belo shareholders will have no appraisal rights in connection with the distribution.

In order to receive shares of A. H. Belo common stock in the distribution, Belo shareholders must have been shareholders as of 5:00 p.m., Eastern Time, on the record date.

Treatment of Fractional Shares

The transfer agent will not deliver any fractional shares of A. H. Belo common stock in connection with the distribution. Instead, the transfer agent will aggregate all fractional shares and sell them on behalf of those holders who otherwise would be entitled to receive a fractional share. We anticipate that these sales will occur as soon as practicable after the distribution date. Those holders will then receive a cash payment, in the form of a check, in an amount equal to their pro rata share of the total proceeds of those sales. Any applicable expenses, including brokerage fees, will be paid by us. If you physically held your Belo stock certificates on the record date, your check for any cash that you may be entitled to receive instead of fractional shares of A. H. Belo common stock will be mailed to you separately.

It is expected that all fractional shares held in street name will be aggregated and sold by brokers or other nominees according to their standard procedures. You should contact your broker or other nominee for additional details.

None of Belo, A. H. Belo, or the transfer agent will guarantee any minimum sale price for the fractional shares of A. H. Belo common stock. Neither A. H. Belo nor Belo will pay any interest on the proceeds from the sale of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient shareholders. See “The Distribution—United States Federal Income Tax Consequences of the Distribution.”

Participants in the Belo Savings Plan will hold their respective percentage interests in the pool of whole shares of A. H. Belo common stock held by the plan.

Treatment of Stock Options and Restricted Stock Units

Currently, stock options and restricted stock units (“RSUs”) are outstanding under the Belo Executive Compensation Plan. Each outstanding Belo stock option will be divided into two stock options: (1) an adjusted Belo stock option covering the same number of shares as the existing option but with an exercise price adjusted to reflect the value of A. H. Belo stock distributed to Belo shareholders; and (2) a new A. H. Belo stock option to acquire the number of shares of A. H. Belo Series B common stock equal to the product of the number of Belo stock options held by the person at the time of the distribution and the distribution ratio. The exercise price of the new A. H. Belo stock option will be established by reference to the relative trading value of the A. H. Belo and Belo common stock on the distribution date.

The RSUs will be treated for purposes of the distribution as if they were issued and outstanding shares. The Belo RSUs and the A. H. Belo RSUs, taken together, will have the same aggregate value, based on the closing prices of the Belo stock and the A. H. Belo stock on the distribution date, as the current RSUs immediately prior to the distribution. Each stock option and RSU (Belo and A. H. Belo) will otherwise have the same terms as the current award. The awards will continue to vest as under the existing vesting schedule based on continued employment with Belo or A. H. Belo, as applicable.

Results of the Distribution

After the distribution, A. H. Belo will be a separate public company operating the newspaper business and related businesses. Immediately after the distribution, A. H. Belo expects to have approximately 17,603,448 and 2,848,547 shares of Series A and Series B common stock outstanding, respectively, based on the outstanding Belo shares on the record date and the distribution ratio of 0.20 shares of A. H. Belo Series A common stock for every share of Belo Series A common stock and 0.20 shares of A. H. Belo Series B common stock for every share of Belo Series B common stock. The distribution will not affect the number of outstanding Belo shares or any rights of Belo shareholders.

Listing and Trading of the Shares of A. H. Belo Common Stock

You should consult and discuss with your own financial advisors, such as your broker or tax advisor, regarding the retention, sale or purchase of, or other transactions involving, shares of Belo common stock or shares of A. H. Belo common stock. Belo and A. H. Belo do not make recommendations on the retention, sale or purchase of, or other transactions involving, shares of Belo common stock or shares of A. H. Belo common stock. If you do decide to sell any shares, you should make sure your broker or other nominee understands whether you want to sell your shares of Belo common stock, your shares of A. H. Belo common stock, or both.

The following information may be helpful in discussions with your broker or other nominee.

The shares of A. H. Belo Series A common stock have been authorized for listing on the NYSE. The shares of A. H. Belo Series B common stock are not and will not be listed on any exchange and such shares are subject to certain transfer restrictions. See “Description of Capital Stock—Transfer Restrictions.”

“When-issued” trading of the shares of A. H. Belo Series A common stock began on January 23, 2008. In the context of a distribution, when-issued trading refers to securities transactions made on or before the distribution date and made conditionally because the securities of the distributed entity have not yet been distributed. When-issued trades generally settle within three trading days after the distribution date. On the first trading day following the distribution date, all when-issued trading, if any, will end and “regular-way” trading in shares of A. H. Belo Series A common stock will begin. Regular-way trading refers to trading after the security has been distributed and typically involves a trade that settles on the third full trading day following the date of the transaction. If the distribution does not occur, all when-issued trading will be null and void.

The shares of A. H. Belo Series A common stock have been authorized for listing on the NYSE under the trading symbol “AHC.” A listing with a distinct listing symbol for A. H. Belo Series A when-issued common stock appears on the NYSE.

On January 23, 2008, Belo’s Series A common stock began to trade in two markets on the NYSE: a regular way market and an “ex-distribution” market. Between the record date and consummation of the distribution, shares of Belo Series A common stock that are sold on the regular way market will include an entitlement to receive shares of A. H. Belo Series A common stock distributable in the distribution. Conversely, shares sold in the ex-distribution market will not include an entitlement to receive shares of A. H. Belo Series A common stock distributable in the distribution, as the entitlement will remain with the original holder. Therefore, if you owned shares of Belo Series A common stock on the record date and thereafter sell those shares in the regular way market on or prior to the distribution date, you will also be selling the shares of A. H. Belo Series A common stock that would have been distributed to you in the distribution with respect to the shares of Belo Series A common stock you sell. If you owned shares of Belo Series A common stock on the record date and thereafter sell those shares in the ex-distribution market on or prior to the distribution date, you will still receive the shares of A. H. Belo Series A common stock in the distribution. On the first trading day following the distribution date, all shares of Belo Series A common stock will trade without any entitlement to receive shares of A. H. Belo Series A common stock.

Shares of A. H. Belo Series A common stock distributed to Belo shareholders will be freely transferable, except for such shares that are distributed to persons who are “affiliates” under the Securities Act of 1933, as amended (the “Securities Act”). Individuals or entities may be deemed to be A. H. Belo affiliates if they control, are controlled by, or are under common control with, A. H. Belo; such persons may include certain of our directors, officers, and significant shareholders. In addition, individuals who are affiliates of Belo on the distribution date may be deemed to be affiliates of A. H. Belo. Persons who are A. H. Belo affiliates will be permitted to sell their shares of A. H. Belo Series A common stock only pursuant to an effective registration statement under the Securities Act, an exemption from the registration requirements of the Securities Act, or pursuant to Rule 144 under the Securities Act. In general, under Rule 144, an affiliate who receives shares of A. H. Belo common stock in the distribution is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	one percent of the then-outstanding shares of common stock; and

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the average weekly trading volume of the A. H. Belo Series A common stock during the four calendar weeks preceding the date on which the notice of the sale is filed with the Securities and Exchange Commission (the “SEC”).

Sales under Rule 144 are also subject to provisions relating to notice, manner of sale, and the availability of current public information about A. H. Belo.

Shares of A. H. Belo Series B common stock distributed to Belo shareholders are subject to transfer restrictions. Shares of A. H. Belo Series B common stock are convertible on a one-for-one basis into shares of A. H. Belo Series A common stock at any time, at the holder’s option, and automatically upon the occurrence of certain events. Shares of A. H. Belo Series A common stock received upon a conversion of shares of A. H. Belo Series B common stock will be freely transferable, except for such shares that are distributed to persons who are

“affiliates” under the Securities Act. Affiliates of A. H. Belo may sell any shares of A. H. Belo Series A common stock received upon conversion pursuant to Rule 144 as described above.

A. H. Belo believes that persons who after the distribution will beneficially own approximately 10 percent or more of the outstanding shares of A. H. Belo Series A common stock generally will be deemed to be our affiliates.

There can be no assurance as to whether the shares of A. H. Belo Series A common stock will be actively traded or as to the prices at which the shares of A. H. Belo Series A common stock will trade. Until the shares of A. H. Belo Series A common stock are fully distributed and an orderly regular-way market develops, the prices at which the shares of A. H. Belo Series A common stock trade may fluctuate significantly and may be lower than the price that may be expected for a fully distributed issue. Prices for shares of A. H. Belo Series A common stock in the marketplace will be influenced by many factors. For a detailed discussion of these and other risks, please refer to “Risk Factors.”

Following the distribution, Belo Series A common stock will continue to be listed and traded on the NYSE under the symbol “BLC.” As a result of the distribution, the trading price of Belo Series A common stock immediately following the distribution may be lower than the trading price of Belo Series A common stock immediately prior to the distribution. Further, the combined trading prices of Belo Series A common stock and A. H. Belo Series A common stock after the distribution may be less than the trading prices of Belo Series A common stock immediately prior to the distribution.

Even though Belo is currently a publicly-held company, there can be no assurance as to the prices at which the Belo Series A common stock will trade following the distribution. Some Belo shareholders may decide that they do not want shares in a company that participates only in the television business, and may sell their Belo Series A common stock following the distribution. This and other factors may delay or hinder the return to an orderly trading market in the Belo Series A common stock following the distribution. The nature of the trading market and prices for Belo Series A common stock after the distribution will be influenced by many factors. For a detailed discussion of these and other risks, please refer to “Risk Factors.”

United States Federal Income Tax Consequences of the Distribution

The following is a summary of the material United States federal income tax consequences of the distribution to A. H. Belo, Belo, and the shareholders of Belo. This summary is not a complete description of those tax consequences and, in particular, may not address United States federal income tax considerations that affect the treatment of a shareholder who acquired Belo common stock as compensation or the treatment of a shareholder subject to special treatment under the Code (for example, foreign persons, insurance companies, financial institutions, dealers in securities, or tax-exempt organizations). Your individual circumstances may affect the tax consequences of the distribution to you. In addition, no information is provided herein with respect to tax consequences under potentially applicable foreign, state, local, or other laws, other than United States federal income tax laws. Further, this summary is based on provisions of the Code, applicable treasury regulations thereunder, judicial decisions, and IRS rulings in effect as of the date of this information statement. Future legislative, administrative, or judicial changes or interpretations could affect the accuracy of the statements set forth herein, and could apply retroactively. You may desire to consult your own tax advisor about the specific tax consequences of the distribution to you.

General. Belo has received a private letter ruling from the IRS to the effect that the distribution of A. H. Belo common stock in the distribution will qualify as a tax-free transaction under section 355 of the Code. The ruling provides that, for United States federal income tax purposes:

•	no gain or loss will be recognized by Belo on the distribution (except that Belo will recognize previously deferred intercompany gains, as discussed below).

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no gain or loss will be recognized by, and no amount otherwise will be included in the income of, a Belo shareholder on the distribution, except to the extent that cash is received instead of a fractional share of A. H. Belo common stock.

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a Belo shareholder who receives shares of A. H. Belo common stock in the distribution will have an aggregate basis in the holder’s shares of A. H. Belo common stock (including any fractional share of A. H. Belo common stock to which the holder is entitled) and the holder’s shares of Belo common stock immediately after the distribution equal to the holder’s aggregate basis in the holder’s shares of Belo common stock immediately before the distribution, which basis will be allocated between the holder’s shares of Belo common stock and shares of A. H. Belo common stock in proportion to their relative fair market values on the distribution date.

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the holding period for the shares of A. H. Belo common stock received by a Belo shareholder will include the holding period for the shares of Belo common stock with respect to which the shares of A. H. Belo common stock are received, provided that such shares of Belo common stock are held as capital assets on the distribution date.

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a shareholder of Belo who receives cash instead of a fractional share of A. H. Belo common stock will recognize capital gain or loss on the sale of the fractional share equal to the difference between the cash received and the shareholder’s basis in the fractional share (as determined above), provided that such fractional share is considered to be held as a capital asset.

A private letter ruling, while generally binding on the IRS, may under certain circumstances be retroactively revoked or modified by the IRS. A private letter ruling is based on the facts and representations presented to the IRS in the request for the ruling. Generally, a private letter ruling will not be revoked or modified retroactively if there has been no misstatement or omission of material facts, so long as the facts at the time of the transaction are not materially different from the facts upon which the private letter ruling was based, and there has been no change in the applicable law. We are not aware of any facts or circumstances that would cause any of the representations in the ruling request to be materially untrue or incomplete.

Under its current policy, the IRS will not rule on whether a distribution satisfies the following three requirements under section 355 of the Code: (1) whether a distribution is being carried out for one or more corporate business purposes; (2) whether a distribution is being used principally as a device for the distribution of corporate earnings and profits; and (3) whether a distribution and an acquisition are part of a plan described in section 355(e) of the Code. Instead, Belo was required to submit representations to the IRS that there is a valid business purpose for the distribution, the distribution is not being used as a device for the distribution of corporate earnings and profits, and the distribution is not part of a plan described in section 355(e) of the Code. If these representations are incorrect or incomplete in any material respect, the distribution would be taxable to Belo and possibly its shareholders.

In addition to obtaining a private letter ruling, we and Belo expect to obtain, at or around the time of the distribution, an opinion from Locke Lord that the distribution will qualify as a transaction described in section 355 of the Code. The opinion of counsel will rely on the private letter ruling as to matters covered by the ruling. It will also be subject to certain assumptions and based on the accuracy and completeness of certain factual representations and statements made by Belo and A. H. Belo. If these assumptions and factual representations were incorrect or incomplete in any material respect, the conclusions set forth in the opinion may not be correct. Further, the opinion represents the views of Locke Lord as to the interpretation of existing tax law and, accordingly, such opinion is not binding on the IRS or the courts. No complete assurance can be given that the IRS or the courts will agree with the opinion.

If the distribution does not qualify for tax-free treatment under section 355 of the Code, (1) Belo would recognize taxable gain based upon the excess of the fair market value of the shares of A. H. Belo common stock on the distribution date, over Belo’s adjusted tax basis for such shares on such date, and (2) each Belo shareholder who receives shares of A. H. Belo common stock in the distribution would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of such shares on the distribution date, taxed first as a dividend to the extent of such holder’s pro rata share of Belo’s current and accumulated earnings and profits (as increased to reflect any gain recognized by Belo on a taxable distribution as discussed above), and then as a nontaxable return of capital to the extent of such holder’s tax basis in the shares of Belo stock, with any remaining amount being taxed as capital gain (provided that the Belo shares were held by the shareholder as a capital asset on the distribution date). Corporate shareholders may be subject to additional special provisions dealing with taxable distributions, such as the dividends received deduction and the extraordinary dividend rules.

Even if the distribution otherwise qualifies for tax-free treatment under section 355 of the Code, it might be taxable to Belo (but not its shareholders) under section 355(e) if 50 percent or more of the voting power or value of Belo stock, or 50 percent or more of the voting power or value of A. H. Belo stock, is acquired as part of a “plan (or series of related transactions)” that includes the distribution. For this purpose, any acquisitions of the stock of Belo, or of A. H. Belo stock, that occur within two years before or after the distribution (subject to certain exceptions including an exception for public trading) are presumed to be part of such a plan, although Belo may be able to rebut that presumption. If such an acquisition of the stock of Belo, or of A. H. Belo stock, triggers the application of section 355(e), Belo would recognize taxable gain as described above, but the distribution would generally remain tax-free to the Belo shareholders.

Even if, as expected, the distribution otherwise qualifies for tax-free treatment under section 355 of the Code, Belo (but not its shareholders) will recognize for tax purposes approximately $51,900 of previously deferred intercompany non-cash gains in connection with the distribution, resulting in an approximate $18,000 federal income tax obligation and a state tax obligation in an amount that is not presently estimable. If such gains are adjusted then (1) Belo and A. H. Belo shall be responsible for paying the additional tax associated with any increase in such gains in the ratio of one-third and two-thirds, respectively, and (2) Belo shall be entitled to any refund attributable to any reduction of such gains except to the extent the refund is attributable to an increase in the amount of such gains from approximately $51,900, in which case the refund or portion thereof shall also be shared between Belo and A. H. Belo in the ratio of one-third and two-thirds, respectively.

Indemnification. A. H. Belo will be obligated to indemnify Belo under the tax matters agreement for certain tax matters. If triggered, A. H. Belo’s indemnification obligation could have a material adverse effect on the results of its operations and financial position. For a description of the agreement pursuant to which Belo and A. H. Belo have provided for certain tax matters and other tax-related matters, see “Relationships Between Belo and A. H. Belo Following the Distribution—Tax Matters Agreement.”

Tax Return Statement. United States Treasury regulations require you to attach a detailed statement to your United States federal income tax return for the taxable year in which the distribution occurs setting forth certain information regarding the distribution. Within a reasonable period of time following the distribution, Belo will provide, or make available, appropriate information to each holder of record of Belo common stock as of the record date to assist them in meeting this requirement.

Regulatory Approval

Apart from the registration under United States federal securities laws of shares of the two series of A. H. Belo common stock to be distributed in the distribution, which registration has occurred, and the related NYSE listing requirements, which have been met, we do not believe that any other material governmental or regulatory filings or approvals will be necessary to consummate the distribution. The distribution will not affect the ownership or control of Belo’s television stations or its television licensee subsidiaries; consequently, FCC approval will not be required in connection with the distribution with respect to any of the television station licenses. The FCC’s consents have been obtained with respect to the pro forma transfer to A. H. Belo of certain private business radio licenses associated with newspaper operations.

No Appraisal Rights

Under the Delaware General Corporation Law, Belo shareholders will not have appraisal rights in connection with the distribution.

RELATIONSHIPS BETWEEN BELO AND A. H. BELO FOLLOWING THE DISTRIBUTION

Robert Decherd, an executive officer of A. H. Belo, and Dealey Herndon will serve as directors of both A. H. Belo and Belo and Jim Moroney III, an executive officer of A. H. Belo, will serve as a director of Belo. Robert Decherd and Dealey Herndon are brother and sister. Jim Moroney is their second cousin. See “Management.”

For purposes of governing the separation of A. H. Belo from Belo as well as certain of the ongoing relationships between Belo and A. H. Belo after the distribution, A. H. Belo will enter into the agreements with Belo described in this section. The forms of agreements summarized in this section are included as exhibits to the registration statement on Form 10 that relates to this information statement and filed with the SEC. The following summaries are intended as overviews only and are qualified in their entirety by reference to the agreements as filed. See “Where You Can Find More Information.”

Separation and Distribution Agreement

General. The separation and distribution agreement will contain the key provisions relating to the separation of A. H. Belo’s business from that of Belo and the distribution of all of Belo’s shares of A. H. Belo common stock to holders of Belo common stock entitled to such distribution, as described under “The Distribution.” The separation and distribution agreement will identify the assets to be transferred to, and the liabilities and contracts to be assumed by, A. H. Belo or Belo, as applicable, in the distribution, and describe when and how these transfers and assumptions will occur. It will also include procedures by which A. H. Belo and Belo will become separate companies. In addition, it will contain the conditions that must be satisfied, or waived by Belo, prior to the separation and the completion of the distribution. In addition, A. H. Belo will enter into certain ancillary agreements with Belo governing various interim and ongoing relationships between A. H. Belo and Belo following the distribution date. These ancillary agreements include the following:

•	services agreement.

•	tax matters agreement.

•	employee matters agreement.

•	other agreements.

A. H. Belo and Belo intend to execute the separation and distribution agreement and the ancillary agreements on or before the distribution date.

Recapitalization, Contribution, and Separation. The separation and distribution agreement will provide that, subject to the terms and conditions contained in the agreement and prior to the distribution:

•	Belo will recapitalize A. H. Belo’s capital stock.

•	Belo will contribute all of the assets of its newspaper business and related businesses to A. H. Belo, and A. H. Belo will assume all liabilities related to such assets.

•	A. H. Belo will assume, or cause to be assumed, certain contracts relating to its business, and Belo will assume, or cause to be assumed, certain contracts relating to its business.

•

Belo will contribute to the capital of A. H. Belo all inter-company indebtedness, including accounts receivable and promissory notes, owed by A. H. Belo to Belo, or assign the same to A. H. Belo, on or prior to the distribution.

Conditions. The separation and distribution agreement will provide that the following conditions must be satisfied or waived before or as of the date of the distribution for the distribution to occur:

•

the SEC has declared A. H. Belo’s registration statement on Form 10 effective, and there has been no suspension, withdrawal, or stop-order in effect with respect thereto and no proceeding for that purpose has been instituted by the SEC.

•	the NYSE has approved the listing of A. H. Belo’s Series A common stock, subject to official notice of issuance.

•

the actions and filings with regard to state securities and “blue sky” laws of the United States (and any comparable law under any foreign jurisdiction) have been taken and, where applicable, have become effective or accepted.

•

there has been no order, injunction, or decree issued by any court or agency of competent jurisdiction or other legal constraint or prohibition, which remains in effect, preventing the consummation of the transactions contemplated by the separation and distribution agreement.

•

Belo shall have received an opinion from Locke Lord, satisfactory to Belo, to the effect that the distribution of A. H. Belo’s shares by Belo to its shareholders will qualify as a distribution that is tax-free under section 355 of the Code and related provisions of the IRS, and the private letter ruling issued to Belo by the IRS regarding the tax-free status of the distribution shall not have been revoked or materially amended.

•	all material consents and governmental approvals necessary to consummate the transactions contemplated by the separation and distribution agreement have been obtained and are in full force and effect.

•	the Belo board of directors, based on the advice of legal counsel, is satisfied that the distribution is lawful under applicable state and federal law.

•

the Belo board of directors has approved the separation and the distribution in its sole and absolute discretion and not abandoned or revoked the distribution at any time before the completion of the distribution.

•	A. H. Belo’s certificate of incorporation and bylaws, as filed as exhibits to the Form 10 and described in this information statement, are in effect.

•	the various ancillary agreements described in this information statement have been executed and delivered by the parties thereto, including the following:

•	services agreement.

•	tax matters agreement.

•	employee matters agreement.

•	other agreements.

•

no other events or developments have occurred subsequent to the date of the separation and distribution agreement that, in the judgment of Belo, would result in the distribution having an adverse effect on Belo or on the shareholders of Belo.

•	the separation and distribution agreement has not been terminated.

Mutual Releases and Indemnification. In the separation and distribution agreement, effective as of the distribution date, A. H. Belo and Belo will release and discharge each other, and certain related parties, from all liabilities existing or arising from acts and events occurring, or failing to occur (or alleged to have occurred or to have failed to occur), and all conditions existing (or alleged to have existed) on or before the distribution date, other than, among other things, liabilities provided in or resulting from continuing agreements between Belo and A. H. Belo; provided, however, that under the terms of the separation and distribution agreement, Belo and A. H. Belo will share equally in any liabilities, net of any applicable insurance, resulting from the circulation-related lawsuits described in the first two full paragraphs under “Business—Legal Proceedings.”

Subject to certain exceptions, A. H. Belo has agreed to indemnify Belo and certain persons related to Belo from and against any and all damages, losses, liabilities, and expenses relating to, arising out of, or resulting from, among other things:

•

A. H. Belo’s failure or the failure of certain related persons to discharge any liability (the “A. H. Belo Liabilities”) relating to, arising out of, or resulting from, A. H. Belo’s operation of the newspaper and related businesses, each as conducted on the distribution date (the “A. H. Belo Businesses”).

•	the A. H. Belo Businesses, all assets used in connection with the A. H. Belo Businesses and the A. H. Belo Liabilities.

•	a material breach by A. H. Belo of the separation and distribution agreement or the various ancillary agreements described in this information statement.

Subject to certain exceptions, Belo has agreed to indemnify A. H. Belo and certain persons related to A. H. Belo from and against any and all damages, losses, liabilities, and expenses relating to, arising out of, or resulting from, among other things:

•

Belo’s failure or the failure of certain related persons to discharge any liability relating to, arising out of, or resulting from the operation of Belo’s business (excluding the A. H. Belo Businesses).

•	Belo’s business (excluding the A. H. Belo Businesses).

•	a material breach by Belo of the separation and distribution agreement or the various ancillary agreements described in this information statement.

None of these indemnities apply to indemnification for income tax liabilities, which are addressed in the tax matters agreement described below under “Tax Matters Agreement,” or for indemnification matters specifically covered in any other ancillary agreement. The separation and distribution agreement includes procedures for notice and payment of indemnification claims and, generally, provides that the indemnifying party may assume the defense of a claim or suit brought by a third party. Any indemnification amount paid under the indemnities will be paid net of the amount of any insurance or other amounts that would be payable by any third party to the indemnified party in the absence of the indemnity. In addition, the separation and distribution agreement provides that if indemnification is unavailable or insufficient to hold the indemnified party harmless, the indemnifying party will contribute to the amount paid or payable in a manner appropriate to reflect all relevant equitable considerations.

Access to Information; Provision of Witnesses; Confidentiality. Under the separation and distribution agreement, A. H. Belo and Belo will allow each other and their specified representatives reasonable access to all records in their possession relating to the business and affairs of the other party as reasonably required. Access will be allowed for such purposes as audit, accounting, litigation, disclosure reporting, and regulatory compliance. Each party will also use reasonable efforts to make available to the other party and its accountants, counsel, and other designated representatives, upon written request, its directors, officers, employees, and representatives as witnesses and will otherwise cooperate with the other party in connection with any proceeding arising out of its or the other party’s business and operations before the distribution. Subject to limited exceptions, A. H. Belo, Belo, and their respective directors, officers, employees, agents, consultants, and advisors will hold in strict confidence all information in its or their possession concerning the other party.

Transaction Expenses. The separation and distribution agreement will provide that Belo will bear the transaction expenses incurred in connection with the distribution, unless otherwise agreed.

Services Agreement

The separation and distribution agreement will provide that prior to completion of the distribution, A. H. Belo will enter into a services agreement with Belo pursuant to which A. H. Belo and Belo will provide certain services to each other on a compensated basis.

Under the services agreement, which will be entered into on or before the distribution date, A. H. Belo (or its subsidiaries) will provide the following services and/or support to Belo: information technology; interactive media; real estate management; and other specified operations activities. Similarly, Belo (or its subsidiaries) will provide the following services and/or support to A. H. Belo: legal and government affairs; employee benefit plan administration; and payroll and other specified financial management activities. The internal audit functions in each company may provide services and/or support reciprocally to one another on a project-specific basis.

The services will generally be provided for a term beginning on the distribution date and expiring on the earlier to occur of the second anniversary of the distribution date and the date of termination of a particular service pursuant to the agreement. The party receiving a service can generally terminate provision of that service upon 90 days advance notice to the party providing the service.

Payments made or other consideration provided in connection with all continuing transactions between A. H. Belo and Belo will be on a basis arrived at by the parties bargaining at arms-length or with respect to services not inconsistent with the business purpose of the parties. Depending on the nature and scope of the services being provided, the parties may agree to a cash payment, a barter arrangement whereby services are exchanged in lieu of or in addition to a cash payment, or other forms of consideration mutually agreed to by the parties. Barter arrangements are not uncommon in the newspaper and television businesses.

Generally, neither A. H. Belo nor Belo will be liable to the other for any failure to provide the services under the services agreement, except in the case of intentional breach or gross negligence.

Tax Matters Agreement

A. H. Belo will enter into a tax matters agreement with Belo on or before the distribution date that sets out each party’s rights and obligations with respect to deficiencies and refunds, if any, of federal, state, local, or foreign taxes for periods before and after the distribution and related matters such as the filing of tax returns and the conduct of IRS and other audits. Under this agreement, Belo will be responsible for all income taxes prior to the distribution, except that A. H. Belo will be responsible for its share of income taxes paid on a consolidated basis for the period of January 1, 2008 through the date of the distribution and A. H. Belo will be responsible for its income taxes for 2008 not paid on a consolidated basis. In addition, even if, as expected, the distribution otherwise qualifies for tax-free treatment under section 355 of the Code, Belo (but not its shareholders) will recognize for tax purposes approximately $51,900 of previously deferred intercompany non-cash gains in connection with the distribution, resulting in an approximate $18,000 federal income tax obligation and a state tax obligation in an amount that is not presently estimable. If such gains are adjusted then (1) Belo and A. H. Belo shall be responsible for paying the additional tax associated with any increase in such gains in the ratio of one-third and two-thirds, respectively, and (2) Belo shall be entitled to any refund attributable to any reduction of such gains except to the extent the refund is attributable to an increase in the amount of such gains from approximately $51,900, in which case the refund or portion thereof shall also be shared between Belo and A. H. Belo in the ratio of one-third and two-thirds, respectively.

With respect to all other taxes, A. H. Belo will be responsible for taxes attributable to the newspaper business and related businesses, and Belo will be responsible for taxes attributable to the television business and related businesses. In addition, A. H. Belo will indemnify Belo, and Belo will indemnify A. H. Belo, for all taxes and liabilities incurred as a result of post-distribution actions or omissions by the indemnifying party that affect the tax consequences of the distribution, subject to certain exceptions.

Employee Matters Agreement

A. H. Belo will enter into an employee matters agreement with Belo on or prior to the distribution date that will govern our compensation and employee benefit obligations with respect to our current and former employees. The employee matters agreement will allocate liabilities and responsibilities relating to employee compensation and benefits plans and programs and other related matters in connection with the distribution, including, without limitation, the treatment of outstanding Belo equity awards, certain outstanding annual and long-term incentive awards, existing deferred compensation obligations, and certain retirement and welfare benefit obligations. In connection with the distribution, we have adopted, for the benefit of our employees, a variety of compensation and employee benefits plans that are comparable in the aggregate to those of Belo. We reserve the right to amend, modify, or terminate each such plan in accordance with the terms of that plan, our policies, and the employee matters agreement. With certain exceptions, the employee matters agreement will provide that as of the close of the distribution, our employees will generally cease to be active participants in, and we will generally cease to be a participating employer in, the benefit plans and programs maintained by Belo. As of such time, our employees will generally become eligible to participate in all of our applicable plans. In general, we will credit each of our employees with his or her service with Belo prior to the distribution for all purposes under plans maintained by A. H. Belo, to the extent the corresponding Belo plans give credit for such service and such crediting does not result in a duplication of benefits.

The employee matters agreement will provide that as of the distribution date, except as specifically provided therein, A. H. Belo generally will assume, retain, and be liable for all wages, salaries, welfare, incentive compensation, and employee-related obligations and liabilities for all current and former employees of the A. H. Belo Businesses. Belo will generally retain responsibility for, and will pay and be liable for, all employment-related obligations and liabilities with respect to current employees that are not otherwise transferred to employment with us in connection with the distribution. In specific instances addressed in the employee matters agreement, Belo will retain responsibility for, and will pay and be liable for, certain employment-related obligations and liabilities for certain of our employees (including both current and former employees). The employee matters agreement will also provide for the transfer of assets and liabilities relating to the pre-distribution participation of our employees in certain Belo employee benefit plans, other than the pension plan, from such plans to the applicable plans adopted for the benefit of our employees.

Other Agreements

In addition to the separation and distribution agreement, services agreement, tax matters agreement, and employee matters agreement, Belo’s Dallas/Fort Worth television station, WFAA-TV, and The Dallas Morning News, owned by A. H. Belo, will enter into an agreement on or before the distribution date whereby each agrees to provide media content, cross-promotion, and other services to the other on a reasonable basis. Today, The Dallas Morning News and WFAA-TV share media content at no cost, as do other media operating companies of A. H. Belo and Belo, and that sharing is expected to continue for the foreseeable future. Also, Belo Technologies and BIM, both to be owned by A. H. Belo, will enter into agreements with Belo on or before the distribution date relating to the provision of certain information technology and Web site maintenance services to Belo on a reasonable basis.

Real Estate Matters

After an assessment of their respective downtown Dallas real estate needs, A. H. Belo and Belo have agreed to co-own, through the creation of a limited liability company (LLC), a 17-story office building (The Belo Building) in downtown Dallas, related parking sites, and specified other downtown real estate. Immediately following the distribution, A. H. Belo and Belo will each (1) own 50 percent of the LLC and (2) agree to lease 50 percent of the available rental space in The Belo Building and related parking sites from the LLC under long-term leases that will be terminable under various conditions. A third party real estate services firm will be engaged by the LLC to manage The Belo Building and the other real estate to be owned by the LLC.

In addition, A. H. Belo and Belo have agreed to exchange certain real estate interests they or their subsidiaries own in an approximately 10-acre downtown Dallas campus jointly used today by The Dallas Morning News and Belo’s television businesses WFAA-TV and Texas Cable News (TXCN). After the distribution, the campus will be re-platted and the exchange effected. As a result of the exchange, The Dallas Morning News will own a single parcel (or contiguous parcels) containing the land and improvements used in its operations, and WFAA-TV, TXCN, and Belo will likewise own a single parcel (or contiguous parcels)

containing the land and improvements used by WFAA-TV and TXCN. Depending on their needs, A. H. Belo (or a related entity) and Belo (or a related entity) may also enter into lease or use agreements for specified parts of the campus real estate properties. The terms of such agreements, including the compensation to be paid, will be determined by arms-length negotiations between A. H. Belo and Belo.

FINANCING ARRANGEMENTS

A. H. Belo expects to enter into a $100,000 five-year revolving credit facility agreement with JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc., Banc of America Securities LLC, Bank of America, N.A., and other lenders (the “Credit Agreement”). The Credit Agreement would become effective upon the distribution. The facility created by the Credit Agreement may be used for general corporate purposes including letters of credit. Borrowings under the Credit Agreement, which will be guaranteed by the three subsidiaries of A. H. Belo that own its three primary daily newspapers, will bear interest at a variable interest rate based on either LIBOR or a base rate, in either case plus an applicable margin that varies depending upon A. H. Belo’s leverage ratio. The Credit Agreement will contain usual and customary covenants for credit facilities of this type, including covenants limiting indebtedness, liens, mergers, substantial asset sales, and dividends. A. H. Belo will be required to maintain certain leverage and fixed charge coverage ratios specified in the Credit Agreement. A. H. Belo expects that, at the time of the distribution, no borrowings will be outstanding under the Credit Agreement and all unused borrowings will be available.

DIVIDEND POLICY

After the distribution, A. H. Belo intends to adopt a policy of paying, subject to legally available funds, a quarterly cash dividend on outstanding shares of its common stock, which dividend initially is expected to be at an annual rate of $1.00 per share. The declaration and payment of dividends, including the initial dividend, is subject to the discretion of A. H. Belo’s board of directors. A. H. Belo expects its board of directors to consider declaring a quarterly cash dividend later in the current quarter, which dividend, if approved by the board of directors, would likely be paid sometime in the second quarter. Any determination as to the payment of such dividends, as well as the amount and timing of such dividends, will depend on, among other things, A. H. Belo’s results of operations and financial condition, earnings, capital requirements, debt covenants, other contractual restrictions, prospects, applicable law, general economic and business conditions, and other factors that A. H. Belo’s board of directors deems relevant. A. H. Belo cannot provide any assurance that any dividends will be declared and paid.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

The unaudited pro forma financial statements presented below consist of the unaudited pro forma balance sheet as of September 30, 2007, the unaudited pro forma statement of operations for the year ended December 31, 2006, and the unaudited pro forma statement of operations for the nine months ended September 30, 2007. The unaudited pro forma financial statements presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements, and the notes related thereto, included elsewhere in this information statement. The unaudited pro forma financial statements have been prepared giving effect to the elimination of the notes payable to Belo and the distribution as if these transactions occurred as of September 30, 2007, for the unaudited pro forma balance sheet, and as of January 1, 2006, for the unaudited pro forma statements of operations.

In anticipation of the distribution, Belo and A. H. Belo will enter into a separation and distribution agreement with Belo under which Belo will transfer all of the assets and liabilities associated with its newspaper business and related businesses to A. H. Belo. The assets and liabilities transferred to A. H. Belo will be recorded at historical cost as a reorganization of entities under common control. Management expects that the distribution will be tax-free to Belo shareholders for United States federal income tax purposes. Shareholders who owned shares of Belo Series A common stock or Belo Series B common stock on the record date will receive shares of A. H. Belo Series A common stock or A. H. Belo Series B common stock, respectively, based on the distribution ratio of 0.20. The distribution will result in A. H. Belo operating as a separate public company. Belo will not have any ownership interest in A. H. Belo subsequent to the distribution, but will continue to conduct business with A. H. Belo pursuant to various inter-company agreements that are discussed under the heading “Relationships Between Belo and A. H. Belo Following the Distribution” of this information statement.

Certain subsidiaries of Belo that will be transferred to A. H. Belo have entered into notes payable and accounts receivable arrangements with Belo. The notes accrue interest at prime plus one percent and have various payment terms. In conjunction with the proposed distribution, Belo will contribute to the capital of the A. H. Belo all inter-company indebtedness, including accounts receivable and promissory notes, owed by A. H. Belo to Belo, or assign the same to A. H. Belo, on or prior to the distribution. Belo’s contribution to A. H. Belo’s equity will also be adjusted for transfers of certain additional assets and liabilities as of the distribution date. However, the impact of such adjustments is not expected to be material to the pro forma financial position of A. H. Belo as of September 30, 2007.

The unaudited pro forma balance sheet and unaudited pro forma statements of operations included in this information statement have been derived from our financial statements included elsewhere in this information statement and do not purport to represent what our financial position and results of operations actually would have been had the distribution and related transactions occurred on the dates indicated or to project our financial performance for any future period.

A. H. BELO CORPORATION

UNAUDITED PRO FORMA BALANCE SHEET

As of September 30, 2007

(In thousands, except share and per share amounts)	A. H. Belo Businesses Historical	Pro Forma Adjustments		A. H. Belo Corporation Pro Forma
Current assets:
Cash and temporary cash investments	$8,019	$—		$8,019
Accounts receivable—net	85,146	—		85,146
Inventories	14,994	—		14,994
Deferred income taxes	4,903	—		4,903
Other current assets	7,618	—		7,618

Total current assets	120,680	—		120,680
Property, plant and equipment, net	301,455	—		301,455
Intangible assets, net	42,050	—		42,050
Goodwill, net	464,091	—		464,091
Other assets	30,128	—		30,128

Total assets	$958,404	$—		$958,404

Current liabilities:
Accounts payable	$20,128	$—		$20,128
Accrued compensation and benefits	28,486	—		28,486
Accrued interest on notes payable to Belo Corp.	26,893	(26,893	)(a)	—
Other accrued expenses	1,911	—		1,911
Advance subscription payments	24,587	—		24,587
Current portion of notes payable to Belo Corp.	392	(392	)(a)	—

Total current liabilities	102,397	(27,285)		75,112
Deferred income taxes	21,307	—		21,307
Notes payable to Belo Corp.	379,697	(379,697	)(a)	—
Other liabilities	12,465	—		12,465
Shareholders’ equity:
Belo Corp.’s equity	442,538	406,982	(a)	—
		(849,520	)(b)
Preferred stock, $0.01 par value. Authorized 2,000,000 shares; none issued	—	—		—
Common stock, $0.01 par value. Authorized 125,000,000 shares:
Series A: Issued 17,598,817 shares at September 30, 2007	—	176	(b)	176
Series B: Issued 2,848,655 shares at September 30, 2007	—	28	(b)	28
Additional paid-in capital	—	849,316	(b)	849,316

Total shareholders’ equity	442,538	406,982		849,520

Total liabilities and shareholders’ equity	$958,404	$—		$958,404

See notes to unaudited pro forma financial statements.

A. H. BELO CORPORATION

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

For the Year Ended December 31, 2006

(In thousands, except per share amounts)	A. H. Belo Businesses Historical	Pro Forma Adjustment		A. H. Belo Corporation Pro Forma
Net operating revenues:
Advertising	$674,140	$—		$674,140
Circulation	116,265	—		116,265
Other	27,328	—		27,328

Total net operating revenues	817,733	—		817,733
Operating costs and expenses(e)
Salaries, wages and employee benefits	322,947	—		322,947
Other production, distribution and operating costs	258,076	—		258,076
Newsprint, ink and other supplies	132,775	—		132,775
Depreciation	39,996	—		39,996
Amortization	6,582	—		6,582

Total operating costs and expenses	760,376	—		760,376

Earnings from operations	57,357	—		57,357

Other income and expense
Interest expense on notes payable to Belo Corp.	(31,814)	31,814	(c)	—
Other income, net	1,504	—		1,504

Total other income and expense	(30,310)	31,814		1,504

Earnings
Earnings before income taxes	27,047	31,814		58,861
Income taxes	11,868	10,486	(d)	22,354

Net earnings	$15,179	$21,328		$36,507

Pro forma basic and diluted net earnings per share (f)				$1.76

Pro forma weighted average shares outstanding (f)				20,740

See notes to unaudited pro forma financial statements.

A. H. BELO CORPORATION

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2007

(In thousands, except per share amounts)	A. H. Belo Businesses Historical	Pro Forma Adjustment		A. H. Belo Corporation Pro Forma
Net operating revenues:
Advertising	$447,160	$—		$447,160
Circulation	83,721	—		83,721
Other	19,048	—		19,048

Total net operating revenues	549,929	—		549,929
Operating costs and expenses(e)
Salaries, wages and employee benefits	220,631	—		220,631
Other production, distribution and operating costs	192,312	—		192,312
Newsprint, ink and other supplies	77,712	—		77,712
Depreciation	33,854	—		33,854
Amortization	4,874	—		4,874

Total operating costs and expenses	529,383	—		529,383

Earnings from operations	20,546	—		20,546

Other income and expense
Interest expense on notes payable to Belo Corp.	(26,547)	26,547	(c)	—
Other income, net	3,312	—		3,312

Total other income and expense	(23,235)	26,547		3,312

Earnings (loss)
Loss before income taxes	(2,689)	26,547		23,858
Income taxes	688	6,828	(d)	7,516

Net earnings (loss)	$(3,377)	$19,719		$16,342

Pro forma basic and diluted earnings per share(f)				$0.80

Pro forma weighted average shares outstanding(f)				20,448

See notes to unaudited pro forma financial statements.

A. H. BELO CORPORATION

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

For further information regarding the historical financial statements of the A. H. Belo Businesses, refer to the combined financial statements and the notes related thereto included in this information statement.

The unaudited pro forma balance sheet includes the following adjustments as of September 30, 2007:

(a)	The elimination of the notes payable to Belo and its subsidiaries and related accrued interest as a result of the contribution of such notes to the capital of A. H. Belo or assignment of the notes to A. H. Belo; and

(b)	The issuance of 17,598,817 shares of common stock of A. H. Belo Series A common stock, par value $.01, and 2,848,655 shares of A. H. Belo Series B common stock, par value $.01, at a distribution ratio of 0.20 shares of A. H. Belo common stock for each outstanding corresponding share of Belo common stock outstanding.

The accompanying pro forma statements of operations reflect the following pro forma adjustments:

(c)	The elimination of historical interest expense on the notes due to Belo as a result of the contribution of such notes to the capital of A. H. Belo or assignment to A. H. Belo of such notes;

(d)	The estimated income tax effect of entry (c) at the applicable statutory rates. The effective income tax rates of 38.0 percent and 31.5 percent for the year ended December 31, 2006 and the nine months ended September 30, 2007, respectively, differ from the federal statutory rate of 35 percent due primarily to the effect of state income taxes. The nine months ended September 30, 2007 includes a reduction of income tax expense of $1,873 for the effect of the enactment of the Texas margin tax. See the Combined Financial Statements, Note 9—Income Taxes.

(e)	The pro forma statements of operations do not include adjustments to costs and expenses resulting from the inter-company agreements as these agreements, although substantially agreed upon, have not been finalized. However, A. H. Belo currently expects that the effect of these agreements on A. H. Belo future results would not be material.

(f)	Earnings per share information has been computed as if the shares of our common stock were issued and outstanding based on the weighted average shares of Belo common stock outstanding for each of the periods presented and the distribution ratio.

The accompanying pro forma financial statements do not reflect the effect of adjustments to the carrying value of goodwill that result from A. H. Belo’s annual impairment assessment in the fourth quarter of 2007. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview.”

SELECTED FINANCIAL DATA

Set forth below are selected combined financial data for A. H. Belo for each of the five years ended December 31, 2006, and for the nine months ended September 30, 2006 and 2007. The combined balance sheet data as of December 31, 2005 and 2006 and the combined statement of operations data for each of the three years in the period ended December 31, 2006, have been derived from our audited combined financial statements included in this information statement. The combined balance sheet data as of December 31, 2002, 2003, and 2004 and the combined statement of operations data for the years ended December 31, 2002 and 2003 have been derived from our unaudited combined financial statements, which are not included in this information statement. The selected historical combined financial data for the nine months ended September 30, 2006 and 2007, and as of September 30, 2007, is derived from and should be read in conjunction with our unaudited combined financial statements. Operating results for the 2007 interim period are not necessarily indicative of the operating results that A. H. Belo will experience for the entire year.

The selected historical financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the audited combined financial statements and the notes related thereto, and the unaudited combined financial statements and notes related thereto included in this information statement. The selected historical financial data reflects A. H. Belo’s results as we have historically been operated as a part of Belo, and these results may not be indicative of our future performance as a separate company following the distribution. Operating expenses in the historical income statements reflect direct expenses of our business together with allocations of certain Belo corporate expenses that have been charged to A. H. Belo based on use or other methodologies we believe appropriate for such expenses (see the Combined Financial Statements, Note 1—Summary of Significant Accounting Policies). In our opinion, these allocations have been made on a reasonable and appropriate basis under the circumstances. Per share data has not been presented since A. H. Belo’s business was wholly-owned by Belo during the periods presented.

	As of and for the years ended December 31,					As of and for the nine months ended September 30,
In thousands	2002	2003	2004	2005	2006	2006	2007
Total net operating revenues	$752,132	$763,652	$779,142	$822,344	$817,733	$604,520	$549,929

Total operating expenses	636,383	645,378	689,460	721,251	760,376	568,934	529,383

Earnings from operations	$115,749	$118,274	$89,682	$101,093	$57,357	$35,586	$20,546
Other income and expense(a)	(6,976)	(18,065)	(15,648)	(22,913)	(30,310)	(22,765)	(23,235)
Income taxes	(44,399)	(38,458)	(28,745)	(30,361)	(11,868)	(6,071)	(688)

Net earnings (loss)(b)	$64,374	$61,751	$45,289	$47,819	$15,179	$6,750	$(3,377)

Total assets	$966,220	$968,889	$963,215	$981,661	$994,815	$966,417	$958,404
Long-term portion of notes payable to Belo Corp.(c)	$319,406	$279,425	$306,398	$332,710	$353,893	$352,542	$379,697

(a)	Other income and expense includes $11,451, $18,009, $16,510, $23,661, and $31,814 for the years ended December 31, 2002, 2003, 2004, 2005, and 2006, respectively, and $23,453 and $26,547 for the nine months ended September 30, 2006 and 2007, respectively, for interest on notes payable to Belo Corp. (see the Combined Financial Statements, Note 8—Notes Payable to Belo Corp.).
(b)	Net earnings in 2004 included pre-tax charges related to The Dallas Morning News circulation overstatement of $23,500 (see “Business—Legal Proceedings”).
(c)	Amounts represent the long-term portion of notes payable to Belo Corp. (see the Combined Financial Statements, Note 8—Notes Payable to Belo Corp.).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the other sections of this information statement, including “Business,” “Risk Factors,” “Selected Financial Data,” “—Quantitative and Qualitative Disclosures about Market Risk,” and the combined financial statements and the notes thereto. Management’s Discussion and Analysis of Financial Condition and Results of Operations contains a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this information statement and particularly in “Risk Factors.”

All dollar amounts are in thousands, unless otherwise indicated. Actual per share data has not been presented since A. H. Belo’s business was wholly-owned by Belo during the periods presented.

Overview

A. H. Belo

On October 1, 2007, Belo announced a plan to distribute its newspaper publishing business into a separate public company, A. H. Belo (“A. H. Belo” or the “Company”).

The board of directors of Belo determined that separating Belo’s newspaper and other businesses from Belo’s television business is in the best interests of Belo and Belo’s shareholders. Belo believes that the distribution, as structured with no initial debt and other features, will give A. H. Belo the financial and operational flexibility to take advantage of opportunities in the newspaper sector and meet the changing needs of the media marketplace today and in the future. In arriving at its decision, the board considered many factors including the effect of the Internet and other transformational technologies on consumers, advertisers, and traditional media such as newspapers and television, the consolidation of media ownership and the rapid ascent of new media businesses, the prospects for positive changes in media ownership regulation, and the competitive positions and strengths of Belo’s newspapers and television stations and the local markets they serve. Net operating revenues for A. H. Belo were approximately $817,733 and $549,929 for the fiscal year ended December 31, 2006, and the nine months ended September 30, 2007, respectively. Net earnings (loss) were $15,179 and $(3,377) for the fiscal year ended December 31, 2006 and the nine months ended September 30, 2007, respectively.

In anticipation of the distribution, Belo and A. H. Belo will enter into a separation and distribution agreement under which Belo will transfer all of the assets and liabilities associated with its newspaper and related businesses to A. H. Belo. The assets and liabilities transferred to A. H. Belo will be recorded at historical cost as a reorganization of entities under common control. Management expects that the distribution will be tax-free to Belo shareholders for United States federal income tax purposes. Shareholders who owned shares of Belo Series A common stock or Belo Series B common stock on the record date will receive shares of A. H. Belo Series A common stock or A. H. Belo Series B common stock, respectively, based on the distribution ratio. The distribution will result in A. H. Belo operating as a separate entity with publicly traded common stock. Belo will not have any ownership interest in A. H. Belo subsequent to the distribution, but will continue to conduct business with A. H. Belo pursuant to various inter-company agreements which are discussed under the heading “Relationships Between Belo and A. H. Belo Following the Distribution” of this information statement.

A. H. Belo’s business consists of three primary daily newspapers, various niche products in the same or nearby markets, and direct mail and commercial printing businesses. A. H. Belo operates within the United States and competes against similar and other types of media on a local, regional, and national basis. A. H. Belo also operates news and information Web sites, participates in several interactive alliances, and offers a broad range of Internet-based products.

The following table summarizes the net operating revenues for each of A. H. Belo’s three daily newspapers for the years ended December 31, 2004, 2005, and 2006 and the nine months ended September 30, 2006 and September 30, 2007:

	Year ended December 31,			Nine month ended September 30,
	2004	2005	2006	2006	2007
The Dallas Morning News	$466,883	$496,776	$497,886	$365,762	$339,306
The Press-Enterprise	152,264	159,628	157,185	118,858	98,507
The Providence Journal	159,996	165,940	162,661	119,900	112,116

Net operating revenues	$779,142	$822,344	$817,733	$604,520	$549,929

The Company is required to assess goodwill impairment annually at the reporting unit level using the methodology prescribed by Statement of Financial Accounting Standards (SFAS), 142 “Goodwill and Other Intangible Assets.” The goodwill impairment test initially consists of the comparison of the implied fair value of a reporting unit with its carrying value. For the Company, a reporting unit consists of the newspaper operations in each individual market. As a result of the test as of December 31, 2007, the Company will incur a non-cash charge to goodwill of approximately $348,000 in the fourth quarter of 2007 related to goodwill impairment at two of the Company’s reporting units: The Providence Journal and The Press-Enterprise in Riverside, California. There is no tax effect related to the impairment charge, and this non-cash charge will not affect the Company’s liquidity, cash flows from operating activities, or debt covenants, or have any effect on future operations.

Total revenues decreased approximately 9.7 percent in 2007 and approximately 11.5 percent in the fourth quarter of 2007 compared to the prior year and prior year quarter, respectively. Total newspaper advertising revenues were down approximately 10.9 percent in 2007 and approximately 13.7 percent in the fourth quarter. The fourth quarter of 2006 had one more Sunday than the fourth quarter of 2007. Adjusting for the additional Sunday, total advertising revenues were down approximately 12 percent in the fourth quarter of 2007. Advertising revenues associated with the Company’s Web sites increased approximately 19.5 percent in 2007 and approximately 15.4 percent in the fourth quarter. Subject to economic conditions and related advertiser responses to consumer spending patterns, the Company expects newspaper advertising revenues to decrease in 2008 but not at the levels experienced in 2007, with decreases at The Providence Journal and The Press-Enterprise expected to be more substantial than at The Dallas Morning News.

A. H. Belo intends for the discussion of its financial condition and results of operations that follows to provide information that will assist in understanding its financial statements, the changes in certain key items in those statements from period to period, and the primary factors that accounted for those changes, as well as how certain accounting principles, policies, and estimates affect its financial statements.

Basis of Presentation

The combined financial statements included in this information statement include the accounts of Belo comprising its newspaper and related businesses. Operating expenses in the historical income statements reflect all of the direct expenses of the business together with allocations of certain Belo corporate expenses that have been charged to the Company based on use or other methodologies which we believe were appropriate for such expenses. See Combined Financial Statements, Note 1—Summary of Significant Accounting Policies. In our opinion, these assumptions and allocations have been made on a reasonable and appropriate basis under the circumstances. Belo’s various operating units currently share content at no cost.

The historical financial information we have included in this information statement may not reflect what A. H. Belo’s results of operations, financial position, and cash flows would have been had it been a separate public company during the periods presented or be indicative of what its results of operations, financial position, and cash flows may be in the future when it is a separate public company. A. H. Belo’s historical financial information reflects allocations for services historically provided by Belo, and we expect these allocated costs to be different from the actual costs A. H. Belo will incur for these services in the future as a separate public company, including with respect to actual services A. H. Belo expects will be provided by Belo under a services agreement and other inter-company agreements. In some instances, the costs incurred for these services as a separate public company may be higher than the share of total Belo expenses allocated to A. H. Belo historically. In addition, the historical financial information does not reflect the increased costs associated with being a separate public company, including changes that we expect in our cost structure, personnel needs, financing, and operations of our business as a result of the distribution.

Results of Operations

Combined Results of Operations for the Years Ended December 31, 2004, 2005, and 2006

	Year ended December 31,
	2004	Percentage Change	2005	Percentage Change	2006
Net operating revenues	$779,142	5.5%	$822,344	(0.6%)	$817,733
Operating costs and expenses	(689,460)	4.6%	(721,251)	5.4%	(760,376)

Earnings from operations	89,682	12.7%	101,093	(43.3%)	57,357
Other income (expense)	(15,648)	46.4%	(22,913)	32.3%	(30,310)

Earnings before income taxes	74,034	5.6%	78,180	(65.4%)	27,047
Income taxes	(28,745)	5.6%	(30,361)	(60.9%)	(11,868)

Net earnings	$45,289	5.6%	$47,819	(68.3%)	$15,179

Net Operating Revenues

A. H. Belo’s revenues increased 5.5 percent in 2005 and decreased 0.6 percent in 2006. The table below presents the components of our net operating revenues for the last three years:

Year ended December 31,	2004	Percentage Change	2005	Percentage Change	2006
Advertising	$669,811	2.6%	$687,140	(1.9%)	$674,140
Circulation	96,786	8.3%	104,790	11.0%	116,265
Other	12,545	142.4%	30,414	(10.1%)	27,328

Net operating revenues	$779,142	5.5%	$822,344	(0.6%)	$817,733

In 2004, advertising revenues accounted for 86.0 percent of the Company’s revenues compared to 83.6 percent in 2005 and 82.4 percent in 2006. In 2004, circulation revenue accounted for 12.4 percent of the Company’s total revenues compared to 12.7 percent in 2005 and 14.2 percent in 2006. In all three years, direct mail and commercial printing made up most of the remainder of the Company’s revenues except for the $19,629 revenue reduction at The Dallas Morning News in 2004 related to the circulation overstatement.

The table below presents the components of The Dallas Morning News net operating revenues for the last three years:

	Year ended December 31,
	2004	2005	2006
Advertising	$418,940	$418,066	$406,514
Circulation	46,109	56,875	70,445
Other	1,834	21,835	20,927

Net operating revenues	$466,883	$496,776	$497,886

Net operating revenues for The Dallas Morning News increased $29,893, or 6.4 percent, in the year ended December 31, 2005, as compared to the year ended December 31, 2004. Total advertising revenues remained relatively flat for the year ended December 31, 2005, compared to the year ended December 31, 2004. Classified advertising revenues, including Internet revenue, increased $1,471, or 4.5 percent, in 2005 as compared to the prior year, primarily due to an increase in the employment category. Other revenues increased $20,001 due to a $19,629 reduction in other revenue in 2004 related to The Dallas Morning News circulation overstatement. The reduction was for cash payments made under The Dallas Morning News voluntary advertiser plan. The plan included a combination of cash payments and future advertising credits. There were no unused credits outstanding as of December 31, 2005. Retail advertising revenues declined $4,091 or 4.1 percent, in 2005 as compared to the prior year, primarily due to decreases in the entertainment, department store, and grocery store categories. General advertising revenues decreased $446, or 0.7 percent, in 2005 as compared to the prior year, primarily due to decreases in the telecommunications and travel categories. Additionally, Total Market Coverage (“TMC”) and preprints revenue decreased $1,939, or 2.2 percent, in 2005 as compared to the prior year. At The Dallas Morning News, circulation revenue increased $10,766, or 23.4 percent, in 2005 as compared with 2004. This increase is primarily the result of a change in arrangements with certain distributors of home delivery and single copy sales from a buy-sell arrangement to a fee-for-delivery arrangement similar to the Company’s other newspapers. Subscription revenues under buy-sell arrangements with most distributors are recorded based on the net amount received from the distributor, who then resells newspapers to contractors or subscribers, whereas subscription revenues under fee-based delivery arrangements with distributors are recorded based on the amount received from the subscriber. The operating expenses for the delivery fees paid to the distributors are recorded in distribution costs as they are incurred. Under the previous arrangements, The Dallas Morning News recorded circulation revenue based on the net payment received from distributors. Accordingly, this change increased both circulation revenues and distribution costs related to these distributors. Advertising revenues were not affected by this change.

Net operating revenues for The Dallas Morning News increased by $1,110, or 0.2 percent, in the year ended December 31, 2006, as compared to the year ended December 31, 2005. At The Dallas Morning News, circulation revenue increased $13,570, or 23.9 percent, in the year ended December 31, 2006, as compared with the year ended December 31, 2005, primarily due to an estimated increase of $24,555 related to a change in distribution methods from a buy-sell arrangement to a fee-for-delivery arrangement, as discussed above. Circulation revenues attributable to the change in distribution methods are expected to continue at approximately the current level. The Dallas Morning News has experienced a decrease in circulation over the past few years, some of which resulted from decisions to reduce the distribution area of the newspaper to approximately a 100-mile radius from the center of Dallas. Efforts to improve the circulation include a promotional campaign involving discounts of approximately $7,795 for the year ended December 31, 2006. The decreases in circulation revenue due to the discounts partially offset the increases in circulation revenue due to the change in distribution methods. The Dallas Morning News is moving to concentrate its circulation efforts on its core readership. The Dallas Morning News expects circulation and circulation revenue to fluctuate during this process. The increases in circulation revenue were partially offset by decreases in advertising revenue. Total advertising revenues decreased $11,552, or 2.8 percent, in the year ended December 31, 2006, when compared to the year ended December 31, 2005. General advertising revenues decreased $2,273, or 3.4 percent, in the year ended December 31, 2006, as compared to the year ended December 31, 2005, primarily due to decreases in the automotive and telecommunications categories. Retail advertising revenue decreased $6,622, or 7.0 percent, in the year ended December 31, 2006, compared to the year ended December 31, 2005, primarily due to decreases in the department stores, furniture, and general retail categories. Classified advertising revenue, including Internet revenue, decreased $7,681, or 5.5 percent, in the year ended December 31, 2006, as compared to the year ended December 31, 2005, primarily due to decreases in the automotive and real estate categories.

The table below presents the components of The Providence Journal net operating revenues for the last three years:

	Year ended December 31,
	2004	2005	2006
Advertising	$128,706	$136,503	$135,189
Circulation	30,424	28,492	26,601
Other	866	945	871

Net operating revenues	$159,996	$165,940	$162,661

Net operating revenues for The Providence Journal increased $5,944, or 3.7 percent, in the year ended December 31, 2005, as compared to the year ended December 31, 2004. Advertising revenues increased $7,797, or 6.1 percent, in 2005 compared to 2004. Classified advertising revenue, including Internet revenue, increased $8,344, or 20.8 percent, in 2005 compared to 2004, primarily due to increases in the real estate and employment categories. Revenues from preprints and TMC increased $697, or 2.4 percent, year over year, primarily due to increases in the consumer electronics, sporting goods, and miscellaneous categories. These increases were partially offset by a decrease in retail advertising revenues of $1,951, or 4.0 percent, for 2005 when compared to 2004. Additionally, general advertising revenues decreased $1,138, or 20.7 percent, in 2005 when compared to the prior year due to decreases in the automotive and food categories. Circulation revenues declined $1,932, or 6.4 percent, in 2005 primarily due to lower Sunday circulation volumes.

Net operating revenues for The Providence Journal decreased $3,279, or 2.0 percent, in the year ended December 31, 2006, as compared to the year ended December 31, 2005. Advertising revenues were relatively flat for the year ended December 31, 2006, compared to the year ended December 31, 2005. Retail advertising revenues decreased $2,821, or 6.0 percent, due to decreases in the automotive, furniture and home accessories, and telecommunications categories for the year ended December 31, 2006, compared to the year ended December 31, 2005. General advertising revenues decreased $1,422, or 32.6 percent, for the year ended December 31, 2006, compared to the year ended December 31, 2005, primarily due to decreases in the automotive, travel, and pharmaceutical categories. These decreases in retail and general advertising revenues were partially offset by an increase in classified advertising revenue. Classified advertising revenue increased $1,170, or 2.4 percent, in the year ended December 31, 2006, compared to the year ended December 31, 2005, primarily due to increases in the real estate and other categories partially offset by decreases in the employment and automotive categories. Circulation revenue declined $1,891, or 6.6 percent, in the year ended December 31, 2006, compared to the year ended December 31, 2005, primarily due to lower overall circulation and an increase in discounts related to a promotional campaign to improve circulation.

The table below presents the components of The Press-Enterprise net operating revenues for the last three years:

	Year ended December 31,
	2004	2005	2006
Advertising	$122,165	$132,571	$132,438
Circulation	20,253	19,423	19,218
Other	9,845	7,634	5,529

Net operating revenues	$152,263	$159,628	$157,185

Net operating revenues for The Press-Enterprise increased $7,365, or 4.8 percent, in the year ended December 31, 2005, as compared to the year ended December 31, 2004. Total advertising revenues increased $10,406, or 8.5 percent, in 2005 compared with 2004. Classified advertising revenues, including Internet revenues, increased $10,030, or 19.7 percent, primarily due to gains in the real estate and employment categories.

Preprints and TMC revenues increased $1,563, or 8.5 percent, primarily due to increases in the consumer electronics, home improvement, and office supply categories. Offsetting these increases was a slight decrease in retail advertising revenues of $394, or 1.8 percent, in 2005 when compared with 2004. General advertising revenues were flat in 2005 as compared with 2004. Circulation revenue at The Press-Enterprise declined $830, or 4.1 percent, when comparing 2005 to 2004. This decline was due to decreases in both home delivery and single copy sales.

Net operating revenues for The Press-Enterprise decreased $2,443, or 1.5 percent, in the year ended December 31, 2006, as compared to the year ended December 31, 2005. Total advertising revenues were relatively flat in the year ended December 31, 2006, compared with the year ended December 31, 2005. Classified advertising revenues, including Internet revenues, increased $1,902, or 3.1 percent, primarily due to an increase in the real estate category. Preprints and TMC revenues increased $1,064, or 5.3 percent, primarily due to increases in the drug store and home furnishings categories. Offsetting these increases were decreases in retail and general advertising revenues and commercial printing revenue. Retail advertising revenues decreased $1,225, or 5.8 percent, primarily due to decreases in the department store and grocery categories. General advertising revenues decreased $2,129, or 16.0 percent, in the year ended December 31, 2006, when compared with the year ended December 31, 2005, primarily due to decreases in the telecommunications and automotive categories. Circulation revenue at The Press-Enterprise decreased $205, or 1.0 percent. Commercial printing and other revenue at The Press-Enterprise declined $2,105, or 27.6 percent, for the year ended December 31, 2006, compared to the year ended December 31, 2005.

Operating Costs and Expenses

The Company’s operating costs and expenses increased $31,791, or 4.6 percent, in 2005 when compared to the prior year primarily due to increases in distribution costs, newsprint expenses, tax expenses, and incremental expenses related to advertising and promotion initiatives. These increases were partially offset by a decrease in direct compensation and benefits. Distribution costs increased $11,260, or 21.9 percent, primarily due to the expenses related to the change in distribution methods at The Dallas Morning News mentioned above. Newsprint expenses were $5,409, or 5.0 percent, higher in 2005 due to a 10.2 percent increase in the average cost per metric ton of newsprint partially offset by a 5.0 percent decrease in volume. Property tax expense increased $2,768, primarily due to the favorable settlement of prior year taxes between The Providence Journal and the City of Providence, Rhode Island, which was recorded in 2004. Advertising and promotion initiatives increased $7,433, or 65.6 percent. Salaries and other direct compensation decreased $7,686, or 3.1 percent, primarily due to a charge recorded by the Company’s in 2004 of $3,788 for severance costs and other expenses related to the reduction in force in 2004.

The Company’s operating costs and expenses increased $39,125, or 5.4 percent, in the year ended December 31, 2006, as compared to the prior year period primarily due to increases in salaries, wages, and employee benefits and other production, distribution, and operating costs partially offset by a decrease in newsprint, ink, and other supplies. Salaries, wages, and employee benefits increased $16,257, or 5.3 percent, primarily due to severance costs, incremental share-based compensation expenses, and increased pension expense due to an announced pension curtailment. These increases were partially offset by decreases totalling $7,123 in sales commissions, estimated self-insured medical, and workers’ compensation insurance costs. Other production, distribution, and operating costs increased primarily due to increased distribution costs of $16,756 and outside services costs of $21,186. The increase in distribution costs is due to approximately $19,550 in costs related to the change in distribution methods at The Dallas Morning News. A. H. Belo expects this increased level of distribution costs at The Dallas Morning News to continue. Outside services increased primarily due to increased consulting expenses primarily related to readership and sales and technology initiatives. Newsprint, ink, and other supplies decreased $9,126, or 6.4 percent, for the year ended December 31, 2006, as compared to the year ended December 31, 2005, due to the Company’s strategic decisions to limit third-party circulation and to reduce the distribution area of The Dallas Morning News and lower advertising volumes. The 17.4 percent decrease in consumption was partially offset by an increase in the average cost per metric ton of newsprint of 12.4 percent.

Interest expense increased $7,151, or 43.3 percent, in 2005, compared to $8,153, or 34.5 percent, in 2006, compared to the year ended December 31, 2005, primarily due to increased balances on notes payable to Belo. Certain subsidiaries have entered into notes payable arrangements with Belo. The notes accrue interest at prime plus one percent and have various payments terms. In conjunction with the planned transaction, Belo will contribute to the capital of A. H. Belo all inter-company indebtedness owed by A. H. Belo to Belo or assign the notes to A. H. Belo on or prior to the distribution. The contribution or assignment will effectively extinguish all liabilities of A. H. Belo to Belo under such notes.

Other income (expense) was flat from December 31, 2004 to December 31, 2005. Other income (expense) increased $756, or 101.0 percent, in 2006, compared to 2005 primarily due to the forgiveness of a note payable from a subsidiary to Belo. The forgiveness was related to the final wind down of the Company’s trade show business.

Income taxes increased $1,616, or 5.6 percent, for the year ended December 31, 2005, compared with the year ended December 31, 2004, primarily due to increased taxable income. Income taxes decreased $18,493, or 60.9 percent, for the year ended December 31, 2006, compared with the year ended December 31, 2005, primarily due to lower taxable income and adjustments related to the implementation of the State of Texas margin tax. In May 2006, the State of Texas enacted legislation replacing its franchise tax with a new margin tax. Despite an effective date of January 1, 2008, the enactment of the Tax Reform Bill represents a change in tax law and SFAS 109, “Accounting for Income Taxes” requires that effects of the change must be reflected in the financial statements in the quarter in which the new tax is enacted. The effective tax rate for 2004, 2005, and 2006 was 38.8 percent, 38.8 percent, and 43.9 percent, respectively. The effective tax rate is higher than the statutory tax rate primarily due to state income taxes.

As a result of the factors discussed above, the Company recorded net earnings of $45,289 for 2004, compared with net earnings of $47,819 for 2005, and net earnings of $15,179 for 2006.

Combined Results of Operations for the Nine Months Ended September 30, 2006 and 2007

	Nine months ended September 30,
	2006	Percentage Change	2007
Net operating revenues	$604,520	(9.0%)	$549,929
Operating costs and expenses	(568,934)	(7.0%)	(529,383)

Earnings from operations	35,586	(42.3%)	20,546
Other income (expense)	(22,765)	(2.1%)	(23,235)

Earnings (loss) before income taxes	12,821	(121.0%)	(2,689)
Income taxes	6,071	(169.6%)	688

Net earnings (loss)	$6,750	(77.2%)	$(3,377)

Net Operating Revenues

The Company’s revenues decreased 9.0 percent in the nine months ended September 30, 2007, as compared with the nine months ended September 30, 2006. The table below presents the components of the Company’s net operating revenues for those periods:

	Nine months ended September 30,
	2006	Percentage Change	2007
Advertising	$496,738	(10.0%)	$447,160
Circulation	87,150	(3.9%)	83,721
Other	20,632	(7.7%)	19,048

Net operating revenues	$604,520	(9.0%)	$549,929

Advertising revenues accounted for approximately 82.2 percent of the Company’s revenues for the nine months ended September 30, 2006 compared to approximately 81.3 percent for the nine months ended September 30, 2007. Circulation revenue accounted for approximately 14.4 percent of the Company’s total revenues for the nine months ended September 30, 2006, compared to approximately 15.2 percent for the nine months ended September 30, 2007. For both of the periods, direct mail and commercial printing made up most of the remainder of the Company’s revenues.

The table below presents the components of The Dallas Morning News net operating revenues for the nine months ended:

	Nine months ended September 30,
	2006	2007
Advertising	$297,427	$272,275
Circulation	52,692	51,656
Other	15,643	15,375

Net operating revenues	$365,762	$339,306

Net operating revenues for The Dallas Morning News decreased by $26,458, or 7.2 percent, in the nine months ended September 30, 2007, as compared to the nine months ended September 30, 2006. Advertising revenues decreased by $25,152, or 8.5 percent, in the nine months ended September 30, 2007, compared to the nine months ended September 30, 2006. General advertising revenues decreased $11,282, or 24.7 percent, in the nine months ended September 30, 2007, compared to the nine months ended September 30, 2006, primarily due to decreases in the financial, telecommunications, and automotive categories. Classified advertising revenues decreased $11,272, or 13.3 percent, in the nine months ended September 30, 2007, compared to the nine months ended September 30, 2006, primarily due to decreases in the real estate, automotive, and employment categories. Retail advertising revenue decreased $4,946, or 7.8 percent, in the nine months ended September 30, 2007, compared to the nine months ended September 30, 2006, primarily due to a decrease in the furniture category. These decreases were partially offset by a $1,453, or 10.5 percent, increase in part-run advertising in the nine months ended September 30, 2007, compared to the nine months ended September 30, 2006. Circulation revenue decreased $1,036, or 2.0 percent, in the nine months ended September 30, 2007, compared to the nine months ended September 30, 2006.

The table below presents the components of The Providence Journal net operating revenues for the nine months ended:

	Nine months ended September 30,
	2006	2007
Advertising	$99,191	$92,867
Circulation	20,008	18,800
Other	701	449

Net operating revenues	$119,900	$112,116

Net operating revenues for The Providence Journal decreased by $7,784, or 6.5 percent, in the nine months ended September 30, 2007, compared to the nine months ended September 30, 2006. Advertising revenues decreased $6,324, or 6.4 percent, for the nine months ended September 30, 2007, compared to the nine months ended September 30, 2006. Classified advertising revenue decreased $3,973, or 11.8 percent, in the nine months ended September 30, 2007, compared to the nine months ended September 30, 2006, primarily due to decreases in the employment and real estate categories. Retail advertising revenues decreased $2,246, or 7.1 percent, due to decreases in the department store, gaming, furniture and home accessories, drug stores, and building and home improvement categories for the nine months ended September 30, 2007, compared to the nine months ended September 30, 2006. General advertising revenues decreased $1,031, or 47.1 percent, for the nine months ended September 30, 2007, compared to the nine months ended September 30, 2006, primarily due to decreases in the automotive, travel and transportation categories. Circulation revenue declined $1,208, or 6.0 percent, in the nine months ended September 30, 2007, compared to the nine months ended September 30, 2006, primarily due to lower overall circulation.

The table below presents the components of The Press-Enterprise net operating revenues for the nine months ended:

	Nine months ended September 30,
	2006	2007
Advertising	$100,120	$82,018
Circulation	14,450	13,265
Other	4,288	3,224

Net operating revenues	$118,858	$98,507

Net operating revenues for The Press-Enterprise decreased $20,351, or 17.1 percent, in the nine months ended September 30, 2007, as compared to the nine months ended September 30, 2006. Total advertising revenues decreased $18,102, or 18.1 percent, in the nine months ended September 30, 2007, compared with the nine months ended September 30, 2006. Classified advertising revenues decreased $13,435, or 29.0 percent, in the nine months ended September 30, 2007, compared to the nine months ended September 30, 2006, primarily due to decreases in the employment, real estate, and automotive categories. Retail advertising revenues decreased $2,212, or 15.3 percent, in the nine months ended September 30, 2007, compared to the nine months ended September 30, 2006, primarily due to decreases in the department store, home improvement, home furnishings, and discount categories. Part-run advertising decreased $1,329, or 14.3 percent, in the nine months ended September 30, 2007, compared to the nine months ended September 30, 2006, primarily due to decreases in the furniture and home improvement categories. General advertising revenues decreased $972, or 11.6 percent, in the nine months ended September 30, 2007, when compared with the nine months ended September 30, 2006, primarily due to decreases in the financial and automotive categories. Circulation revenue at The Press-Enterprise decreased $1,185, or 8.2 percent, in the nine months ended September 30, 2007, compared to the nine months ended September 30, 2006. Commercial printing and other revenue at The Press-Enterprise declined $1,064, or 24.8 percent, for the nine months ended September 30, 2007, compared to the nine months ended September 30, 2006.

Operating Costs and Expenses

        A. H. Belo’s operating costs and expenses decreased $39,551, or 7.0 percent, in the nine months ended September 30, 2007, compared to the nine months ended September 30, 2006, primarily due to decreases in newsprint, ink and other supplies and salaries, wages, and employee benefits. Newsprint, ink, and other supplies decreased $23,168, or 23.0 percent, primarily due to lower newsprint costs, which are a combination of lower prices and lower volume due in part to A. H. Belo’s strategic decisions to reduce third party circulation for its publications and to reduce the geographic distribution area for The Dallas Morning News. Salaries, wages, and employee benefits decreased $23,579, or 9.7 percent, primarily due to the voluntary severance program for newsroom employees at The Dallas Morning News initiated in the third quarter 2006. In addition to the voluntary severance program, the Company recognized a reduction in estimated pension expense of approximately $4,804, primarily due to A. H. Belo’s curtailment of its defined benefit pension plan effective March 31, 2007 and an increase in the discount rate applied to future pension obligations. Other production, distribution, and operating costs remained consistent with the prior year period.

Interest expense increased $3,094, or 13.2 percent, for the nine months ended September 30, 2007, compared to the nine months ended September 30, 2006, primarily due to increased balances on notes payable to Belo.

Other income (expense) increased $2,624 in the nine months ended September 30, 2007, compared to the nine months ended September 30, 2006, primarily due to a gain on the sale of a tract of land in Dallas, Texas that was not used in our operations.

Income taxes decreased $5,383, or 88.7 percent, for the nine months ended September 30, 2007, compared with the nine months ended September 30, 2006, primarily due to lower taxable income and adjustments related to the implementation of the State of Texas margin tax. In future periods, estimated state taxes related to the State of Texas margin tax are expected to increase.

As a result of the factors discussed above, the Company incurred a net loss of $3,377 for the nine months ended September 30, 2007 compared to net earnings of $6,750 for the nine months ended September 30, 2006.

Critical Accounting Policies and Estimates

A. H. Belo’s financial statements are based on the selection and application of accounting policies that require management to make significant estimates and assumptions. The Company believes that the following are some of the more critical accounting policies currently affecting A. H. Belo’s financial position and results of operations. See the Combined Financial Statements, Note 1—Summary of Significant Accounting Policies, for additional information concerning significant accounting policies.

Revenue Recognition. Newspaper advertising revenue is recorded, net of agency commissions, when the advertisements are published in the newspaper. Advertising revenues for Web sites are recorded, net of agency fees, ratably over the period of time the advertisement is placed on Web sites. Proceeds from subscriptions are deferred and are included in revenue on a pro-rata basis over the term of the subscriptions. Subscription revenues under buy-sell arrangements with distributors are recorded based on the net amount received from the distributor, whereas subscription revenues under fee-based delivery arrangements with distributors are recorded based on the amount received from the subscriber. Commercial printing revenue is recorded when the product is shipped.

Impairment of Property, Plant and Equipment, Goodwill and Intangible Assets. In assessing the recoverability of the Company’s property, plant and equipment, goodwill and intangible assets, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges not previously recorded for these assets.

The Company’s intangible assets and goodwill result from its significant business acquisitions, which occurred prior to 1998. In connection with these acquisitions, the Company obtained appraisals of the significant assets purchased. The excess of the purchase price over the fair value of the assets acquired was recorded as goodwill. At December 31, 2006, A. H. Belo had net investments of $312,487 in property, plant and equipment, $464,091 in goodwill, and $46,925 in intangible assets, which consist of subscriber lists.

Prior to January 1, 2002, all of the acquired intangible assets were classified together as “goodwill and intangible assets” in the Company’s combined financial statements and were amortized over a composite life of 40 years. On January 1, 2002, upon adoption of Statement of Financial Accounting Standard (SFAS), 142 “Goodwill and Other Intangible Assets,” the Company ceased amortization of its goodwill.

The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of property and equipment is measured by comparison of the carrying amount to the future net cash flows the property and equipment is expected to generate. Based on assessments performed during the years ended December 31, 2004, 2005, and 2006, the Company did not record any impairment losses related to property, plant, and equipment.

Goodwill is tested at least annually by reporting unit for impairment. For the Company, a reporting unit consists of the newspaper operations in each individual market. Based on assessments performed during the years ended December 31, 2004, 2005, and 2006, the Company did not record any impairment charges related to goodwill or intangible assets. As a result of the assessment as of December 31, 2007, the Company will incur a non-cash charge to goodwill of approximately $348,000 in the fourth quarter of 2007 related to goodwill impairment at two of the Company’s reporting units: The Providence Journal and The Press-Enterprise in Riverside, California. There is no tax effect related to the impairment charge, and this non-cash charge will not affect the Company’s liquidity, cash flows from operating activities, or debt covenants, or have any effect on future operations.

Contingencies. A. H. Belo is involved in certain claims and litigation related to its operations. In the opinion of management, liabilities, if any, arising from these claims and litigation would not have a material adverse effect on A. H. Belo’s combined financial position, liquidity, or results of operations. The Company is required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual matter. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

Share-Based Compensation. The Company records the compensation expense related to its stock options according to SFAS 123R, as adopted on January 1, 2006. The Company records the compensation expense related to its options using the fair value as of the date of grant as calculated using the Black-Scholes-Merton method. The Company records the compensation expense related to its restricted stock units using the fair value as of the date of grant.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements.” SFAS 157 establishes, among other items, a framework for fair value measurements in the financial statements by providing a single definition of fair value, provides guidance on the methods used to estimate fair value, and increases disclosures about estimates of fair value. The effective date of SFAS 157 for the Company is January 1, 2008. The Company is evaluating the effect of the adoption of this standard.

Liquidity and Capital Resources

Operating Cash Flows

Net cash provided by (used for) operations and from Belo through borrowings under notes payable or contributions are A. H. Belo’s primary sources of liquidity. Net cash provided by operations was $88,669, $91,206, and $49,497 in the years ended December 31, 2004, 2005, and 2006, respectively, and $29,709 and $32,269 in the nine months ended September 30, 2006 and 2007, respectively. The changes in cash flows from operations are caused primarily by changes in net earnings and normal changes in working capital requirements. The Company used net cash provided by operations to fund capital expenditures and to invest in a joint venture.

Investing Cash Flows

Net cash flows used in investing activities were $34,382, $61,395, and $65,315 in the years ended December 31, 2004, 2005, and 2006, respectively, and $40,845 and $24,723 in the nine months ended September 30, 2006 and 2007, respectively. These cash flows are primarily attributable to capital expenditures and an investment in a joint venture.

Capital Expenditures

Total capital expenditures were $36,378, $52,860, and $68,356 in 2004, 2005, and 2006, respectively, and $43,610 and $22,823 in the nine months ended September 30, 2006, and 2007, respectively. These were primarily for the Company’s facilities and equipment and corporate-driven technology initiatives. As of September 30, 2007, projected future payments for capital projects in 2007 were approximately $20,245. The Company expects to finance future capital expenditures, which are expected to total approximately $25,000 in 2008, using cash generated from operations and, when necessary, borrowings under the bank credit agreement.

In the first quarter 2007, the Company took possession of a new distribution and collating facility for The Dallas Morning News in southern Dallas (the “South Plant”). The total cost of the South Plant land, improvements, buildings and equipment is projected to be approximately $50,000. Of the total estimated costs, approximately $48,173 has been incurred since the beginning of the project and approximately $4,625 has been incurred in the nine months ended September 30, 2007.

In the first quarter 2007, The Press-Enterprise moved into its new 150,000 square foot, five-story office building to centralize all news, editorial, advertising, sales and marketing, technology, production support, and administrative functions. The total cost of the project is projected to be approximately $40,000. Of the total estimated costs, approximately $35,522 has been incurred since the beginning of the project and approximately $8,439 has been incurred in the nine months ended September 30, 2007.

Financing Cash Flows

Net cash flows provided by (used in) financing activities were $(55,949), $(27,343), and $14,899 in the years ended December 31, 2004, 2005, and 2006, respectively, and $9,478 and $(10,048) in the nine months ended September 30, 2006 and 2007, respectively. These cash flows are primarily attributable to dividends and distributions paid to Belo offset by borrowings from Belo pursuant to notes payable. The notes accrue interest at prime plus one percent and have various payments terms. In conjunction with the planned transaction, Belo will contribute to the capital of A. H. Belo all inter-company indebtedness owed by A. H. Belo to Belo or assign the notes to A. H. Belo.

In connection with the distribution from Belo, A. H. Belo expects to enter into a $100,000 five-year revolving credit agreement in order to provide for future working capital needs and other general corporate purposes. Under this agreement, A. H. Belo expects to become subject to various covenants customary for revolving credit agreements of its type, including covenants limiting indebtedness, liens, mergers, substantial asset sales, and dividends. See “Financing Arrangements.”

Contractual Obligations

The table below summarizes the following specified commitments of A. H. Belo as of December 31, 2006. See the Combined Financial Statements, Note 10—Commitments, for more information on contractual obligations:

Nature of Commitment	Total	2007	2008	2009	2010	2011	Thereafter
Capital expenditures and licenses	$15,349	$15,229	$40	$40	$40	$—	$—
Non-cancelable operating leases	14,922	5,362	4,309	2,799	1,797	546	109

Total	$30,271	$20,591	$4,349	$2,839	$1,837	$546	$109

Other

A. H. Belo has various options available to meet its 2007 and 2008 capital and operating commitments, including cash on hand, short term investments, and internally generated funds. A. H. Belo believes its current financial condition and credit relationships are adequate to fund both its current obligations as well as near-term growth.

Quantitative and Qualitative Disclosures about Market Risk

A. H. Belo has exposure to changes in the price of newsprint. The average price of newsprint in 2008 is expected to increase, although specific pricing increases and the timing of price variations cannot be predicted. A. H. Belo believes the newsprint environment for 2008, giving consideration to both cost and supply, to be manageable through existing relationships and sources.

BUSINESS

A. H. Belo’s publishing roots trace to The Galveston Daily News, which began publication in 1842. Today, A. H. Belo owns three primary daily newspapers: The Dallas Morning News, The Providence Journal, and The Press-Enterprise. They provide extensive local, state, national, and international news. In addition to these three daily newspapers, A. H. Belo publishes various niche products in the same or nearby markets where these daily newspapers are published. Each of A. H. Belo’s daily newspapers and niche publications operates its own Web site. A. H. Belo also operates direct mail and commercial printing businesses.

The Dallas Morning News’ first edition was published on October 1, 1885; the newspaper is one of the leading newspaper franchises in America. Its success is founded upon the highest standards of journalistic excellence, with an emphasis on comprehensive local news and information, and community service. The Dallas Morning News is distributed primarily in Dallas County and the 11 surrounding counties. It has earned eight Pulitzer Prizes since 1986 for its news reporting and photography.

The Providence Journal, acquired by Belo in February 1997, is the leading newspaper in Rhode Island and southeastern Massachusetts. The Providence Journal is America’s oldest major daily newspaper of general circulation and continuous publication and has won four Pulitzer Prizes.

The Press-Enterprise was acquired in July 1997. The Press-Enterprise is distributed throughout the Inland Empire area of southern California, which includes Riverside and San Bernardino counties. It has a long history of journalistic excellence and has won one Pulitzer Prize.

The following table sets forth circulation information concerning A. H. Belo’s primary daily newspaper operations:

	2005				2006				2007
Newspaper	Daily Circulation(1)		Sunday Circulation		Daily Circulation(1)		Sunday Circulation		Daily Circulation(1)		Sunday Circulation
The Dallas Morning News	462,075	(2)	640,742	(2)	405,048	(2)	566,608	(2)	372,808	(3)	523,313	(3)
The Providence Journal	163,909	(4)	231,593	(4)	159,788	(5)	212,971	(5)	149,966	(6)	198,973	(6)
The Press-Enterprise	176,577	(7)	179,390	(7)	169,362	(7)	178,788	(7)	162,461	(8)	171,114	(8)

(1)	Daily circulation is defined as a Monday through Saturday six-day average.
(2)	Average paid circulation data for The Dallas Morning News is according to the Audit Bureau of Circulations (“Audit Bureau”) audit reports for the six months ended September 30, 2005 and 2006, respectively.
(3)	Average paid circulation data for The Dallas Morning News is obtained from its Publisher’s Statement for the six-month period ended September 30, 2007, as filed with the Audit Bureau, subject to audit.
(4)	Average paid circulation data for The Providence Journal is obtained from its Publisher’s Statement for the twenty-six weeks ended September 25, 2005.
(5)	Average paid circulation data for The Providence Journal is obtained from its Publisher’s Statement for the twenty-seven weeks ended October 1, 2006.
(6)	Average paid circulation data for The Providence Journal is obtained from its Publisher’s Statement for the twenty-six weeks ended September 23, 2007, as filed with the Audit Bureau, subject to audit.
(7)	The average paid circulation data for 2005 and 2006 for The Press Enterprise is obtained from its Publisher’s Statement for the six months ended September 30, 2005 and 2006, respectively.
(8)	Average paid circulation data for The Press-Enterprise is obtained from its Publisher’s Statement for the six months ended September 30, 2007, as filed with the Audit Bureau, subject to audit.

BIM, currently a centralized function supporting all of Belo’s operating company Web sites, and Belo Technologies, also a centralized function and supporting certain information technology requirements, will be owned and managed by A. H. Belo. BIM and Belo Technologies will provide services to Belo and its television Web sites pursuant inter-company agreements whereby Belo will compensate A. H. Belo for such services.

A. H. Belo derives revenues primarily from the sale of advertising and newspapers and from direct mail and commercial printing. Prices for A. H. Belo’s newspapers are established individually for each newspaper. Effective April 1, 2006, The Dallas Morning News discontinued distribution to areas approximately 200 miles or more outside of the Dallas/Fort Worth metropolitan area. Effective February 1, 2007, The Dallas Morning News discontinued distribution to areas approximately 100 miles or more outside of the Dallas/Fort Worth metropolitan area, with the exception of Austin, the capital city of Texas.

Since 2005, A. H. Belo has experienced a decline in net operating revenues and net earnings primarily due to decreased advertising revenues. The decrease in advertising revenues resulted from increased competition for advertising dollars from other media, particularly the Internet. In response to these decreases, A. H. Belo has launched innovative print and online products and has established strategic partnerships with major Internet companies. Revenues from our newspaper Web sites have experienced double-digit annual growth. A. H. Belo has also in recent years focused on neighborhood and other local community news, both in print and online. In addition, A. H. Belo has implemented certain measures to control or decrease operating expenses. These measures include modifying distribution and marketing strategies to allow our newspapers to concentrate on circulation most valued by advertisers and restructuring our newspapers through organizational realignments.

Advertising revenues accounted for approximately 82.0 percent and 81.0 percent of total revenues for the year ended December 31, 2006 and the nine months ended September 30, 2007, respectively. Circulation revenue accounted for approximately 14.0 percent and 16.0 percent of total revenues for the year ended December 31, 2006 and nine months ended September 30, 2007, respectively. For each of the periods, direct mail and commercial printing made up most of the remainder of revenues.

Web sites operated by A. H. Belo’s newspapers provide consumers with accurate and timely news and information. The newspaper-affiliated Web sites for The Dallas Morning News, The Providence Journal, and The Press-Enterprise are leading local media sites in their respective markets. Revenues for interactive media for the year ended December 31, 2006 and the nine months ended September 30, 2007 represented approximately 5.0 and 7.0 percent, respectively, of the total revenues and were derived principally from advertising on the various Web sites. In addition, A. H. Belo owns 6.6% of Classified Ventures, LLC, a joint venture of which the other owners are Gannett Co., Inc., The McClatchy Company, Tribune Company, and The Washington Post Company. The three principal online businesses Classified Ventures, LLC operates are: cars.com, apartments.com, and homegain.com. A. H. Belo has agreed to share certain ownership attributes of Classified Ventures, LLC with Belo.

The basic material used in publishing our newspapers is newsprint. Currently, most of A. H. Belo’s newsprint is obtained through a purchasing consortium of which it is a member. The Providence Journal purchases approximately 50 percent of its newsprint from other suppliers under long-term contracts; these contracts provide for certain minimum purchases per year based on use. During 2006, A. H. Belo’s publishing operations consumed approximately 167,000 metric tons of newsprint. Management believes A. H. Belo’s sources of newsprint, along with available alternate sources, are adequate for its current needs.

A. H. Belo’s Competitive Strengths and Challenges

A. H. Belo’s strengths are:

•	ownership and superior management of three quality daily newspapers that have been widely recognized over the years for their distinguished journalism.

•	the three daily newspapers’ locations in markets with projected population growth rates above the national average.

•	a strong, cohesive senior management team with significant sector experience focused on the highest priority strategic and operating issues.

•

an initial debt-free capital structure with a strong balance sheet providing financial flexibility to allocate capital toward higher-growth online initiatives, support continued innovation, and maintain a strong focus on distinguished journalism and editorial content.

•	resources to compete in a challenging operating environment and return cash to shareholders through an attractive dividend yield.

•	strategic and financial flexibility to form partnerships and alliances unencumbered by considerations of the potential effect on Belo’s television business.

A. H. Belo’s newspapers, and the newspaper industry as a whole, are experiencing challenges to maintain and grow print circulation and revenues. This results from, among other factors, increased competition from other media, particularly the Internet. A prolonged decline in circulation could affect advertising revenues.

A. H. Belo’s Strategies and Opportunities

A. H. Belo is committed to publishing newspapers and online content of the highest journalistic quality and integrity, creating and developing innovative print and online products addressing the needs of its customers and advertisers, providing an attractive dividend yield, and creating value for its shareholders over the long-term. A. H. Belo intends to achieve these objectives by executing the following strategies:

•

addressing the diverse and rapidly-evolving needs of our customers in the local markets we serve with targeted, high quality print products, while leveraging our resources, content, and technology to build sustainable and rapidly-growing online assets.

•

focusing management’s attention on operating our core newspaper businesses and related Web sites to derive maximum revenue and earnings in an Internet-centric media environment by building larger digital businesses.

•	innovating and continuing to develop print and online products that create substantial incremental revenue and earnings.

•	strengthening and improving our underlying technology platform.

•	entering into strategic alliances and partnerships creating virtual cross-ownership to achieve synergies across print, broadcast, and online media.

•	being focused and attentive to the needs of our customers and advertisers by implementing initiatives to better reach consumers that advertisers most desire.

•	maintaining a conservative balance sheet.

•	continuing our commitment of community service to the local communities we serve.

Competition

We face competition for advertising dollars and circulation. The competition for advertising dollars comes from local, regional, and national newspapers, the Internet, magazines, broadcast, cable and satellite television, radio, direct mail, yellow pages, and other media. A. H. Belo also competes for advertising dollars with certain television stations and related Web sites owned by Belo. Increased competition has come from the Internet and other new media formats and services other than traditional newspapers, many of which are often free to users. Free circulation daily newspapers have been recently introduced in several metropolitan markets, and there can be no assurance that free daily publications, or other publications, will not be introduced in any markets in which A. H. Belo publishes its newspapers. The Dallas Morning News has one major metropolitan daily newspaper competitor in certain areas of the Dallas/Fort Worth market. The Providence Journal competes with five daily newspapers in the Rhode Island and southeastern Massachusetts markets. The Press-Enterprise competes with seven daily newspapers in the Inland Empire area of southern California.

FCC Cross-Ownership Restrictions

The FCC recently announced limited changes to previous FCC regulations that prohibited the common ownership of television stations and daily newspapers in the same market. Belo’s pre-distribution ownership of The Dallas Morning News and WFAA-TV in the Dallas/Fort Worth, Texas market predates the adoption of the previous prohibition and was “grandfathered” by the FCC. We do not believe that the distribution or the recent limited changes will affect the grandfathered status of those properties. In view of the continuing common ownership of Belo and A. H. Belo and the participation of several common officers, directors, and attributable shareholders, however, it appears unlikely that either Belo or A. H. Belo will be eligible to acquire any other television station in the Dallas/Fort Worth market, absent a further change in FCC regulations.

Employees

As of January 1, 2008, A. H. Belo had approximately 3,800 full-time and part-time employees, including approximately 530 employees represented by various employee unions. All of these union employees are located in Providence, Rhode Island. We believe our relations with our employees are satisfactory.

Properties

A. H. Belo owns and operates a newspaper printing facility and distribution center in Plano, Texas, to print The Dallas Morning News and other publications. Additional operations of The Dallas Morning News are housed in a four-story building and in parts of a separate 17-story office building (The Belo Building) in downtown Dallas, Texas, owned by Belo. Belo owns other downtown Dallas real estate used for parking and other purposes. A. H. Belo also owns a distribution and collating facility for The Dallas Morning News in the southern part of Dallas and owns a two-story printing facility in Arlington, Texas, used for commercial printing. A. H. Belo also leases space in Irving, Texas, for a secondary data center.

After an assessment of their respective downtown Dallas real estate needs, A. H. Belo and Belo have agreed to co-own, through the creation of a limited liability company (LLC), The Belo Building, related parking sites, and specified other downtown real estate. Immediately following the distribution, A. H. Belo and Belo will each (1) own 50 percent of the LLC and (2) agree to lease 50 percent of the available rental space in The Belo Building and related parking sites from the LLC under long-term leases that will be terminable under various conditions. A third party real estate services firm will be engaged by the LLC to manage The Belo Building and the other real estate to be owned by the LLC.

In addition, A. H. Belo and Belo have agreed to exchange certain real estate interests they or their subsidiaries own in an approximately 10-acre downtown Dallas campus jointly used today by The Dallas Morning News and Belo’s television businesses WFAA-TV and Texas Cable News (TXCN). After the distribution, the campus will be re-platted and the exchange effected. As a result of the exchange, The Dallas Morning News will own a single parcel (or contiguous parcels) containing the land and improvements used in its operations, and WFAA-TV, TXCN, and Belo will likewise own a single parcel (or contiguous parcels) containing the land and improvements used by WFAA-TV and TXCN. Depending on their needs, A. H. Belo (or a related entity) and Belo (or a related entity) may also enter into lease or use agreements for specified parts of the campus real estate properties. The terms of such agreements, including the compensation to be paid, will be determined by arms-length negotiations between A. H. Belo and Belo.

A. H. Belo owns and operates a newspaper printing facility in Providence, Rhode Island, for The Providence Journal. The remainder of The Providence Journal’s operations is housed in an owned, five-story building in downtown Providence.

A. H. Belo owns and operates a newspaper publishing facility and a commercial printing facility in downtown Riverside, California, for The Press-Enterprise and other company and third party publications. We have a state-of-the-art media center for The Press-Enterprise in Riverside, California, which houses the non-production operations of The Press-Enterprise.

We have additional leasehold and other interests that are used in our activities, which interests are not material. We believe our properties are in satisfactory condition and are well maintained and that such properties are adequate for present operations.

Seasonality

A. H. Belo’s advertising revenues are subject to moderate seasonality, with advertising revenues typically higher in the fourth calendar quarter of each year because of the holiday shopping season. The level of advertising sales in any period may also be affected by advertisers’ decisions to increase or decrease their advertising expenditures in response to anticipated consumer demand and general economic conditions.

Legal Proceedings

On August 23, 2004, August 26, 2004, and October 5, 2004, three related lawsuits were filed by purported shareholders of Belo in the United States District Court for the Northern District of Texas against Belo, Robert W. Decherd, and Barry T. Peckham, a former executive officer of The Dallas Morning News. The complaints arise out of the circulation overstatement at The Dallas Morning News announced by Belo in 2004 and further described below, alleging that the overstatement artificially inflated Belo’s financial results and thereby injured investors. The plaintiffs seek to represent a purported class of shareholders who purchased Belo common stock between May 12, 2003 and August 6, 2004. The complaints allege violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. On October 18, 2004, the court ordered the consolidation of all cases arising out of the same facts and presenting the same claims, and on February 7, 2005, plaintiffs filed an amended, consolidated complaint adding as defendants John L. Sander, Dunia A. Shive, and Dennis A. Williamson, all of whom are current or retired executive officers of Belo, and James M. Moroney III, an executive officer of The Dallas Morning News. On May 18, 2007, the court partially granted defendants’ motions to dismiss plaintiffs’ second amended complaint to the extent it dismissed plaintiffs’ complaint as to defendants John L. Sander, Dunia A. Shive, and Dennis A. Williamson. The motions to dismiss were denied as to the other defendants. On September 19, 2007, plaintiffs filed their motion for class certification; defendants filed their response to this motion on October 26, 2007. Plaintiffs filed their reply to the response on November 16, 2007. On November 26, 2007, the court denied defendants’ motion for reconsideration of the court’s denial of defendants’ motion to dismiss as to the remaining defendants. No class or classes have been certified and no amount of damages has been specified. We believe the complaints are without merit and intend to defend vigorously against them.

On June 3, 2005, a shareholder derivative lawsuit was filed by a purported individual shareholder of Belo in the 191st Judicial District Court of Dallas County, Texas, against Robert W. Decherd, John L. Sander, Dunia A. Shive, Dennis A. Williamson, and James M. Moroney III; Barry T. Peckham; and Louis E. Caldera, Judith L. Craven, Stephen Hamblett, Dealey D. Herndon, Wayne R. Sanders, France A. Córdova, Laurence E. Hirsch, J. McDonald Williams, Henry P. Becton, Jr., Roger A. Enrico, William T. Solomon, Lloyd D. Ward, M. Anne Szostak, and Arturo Madrid, current or former directors of Belo. The lawsuit makes various claims asserting mismanagement and breach of fiduciary duty related to the circulation overstatement at The Dallas Morning News. On May 30, 2007, after a prior discovery stay ended, the court issued an order administratively closing the case. Under the court’s order, the case is stayed and, as a result, no further action can be taken unless the case is reinstated. The court retained jurisdiction and the case is subject to being reinstated by the court or upon motion by any party. The court’s order was not a dismissal with prejudice.

Under the terms of the separation and distribution agreement between A. H. Belo and Belo, they will share equally in any liabilities, net of any applicable insurance, resulting from the circulation-related lawsuits described in the first two full paragraphs in this section above.

On October 24, 2006, eighteen former employees of The Dallas Morning News filed a lawsuit against various A. H. Belo-related parties in the United States District Court for the Northern District of Texas. The plaintiffs’ lawsuit alleges unlawful discrimination and ERISA violations and includes allegations relating to The Dallas Morning News circulation overstatement (similar to the circulation-related lawsuits described above). In June 2007, the court issued a memorandum order granting in part and denying in part defendants’ motion to dismiss. In August 2007, the court dismissed certain additional claims. A trial date in January 2009 has been set. We believe the lawsuit is without merit and intend to defend vigorously against it.

In addition to the proceedings disclosed above, a number of other legal proceedings are pending against A. H. Belo, including several actions for alleged libel and/or defamation. In the opinion of management, liabilities, if any, arising from these other legal proceedings would not have a material adverse effect on A. H. Belo’s results of operations, liquidity, or financial position.

In 2004, Belo announced that an internal investigation, then ongoing, disclosed practices and procedures that led to an overstatement of previously reported circulation figures at The Dallas Morning News, primarily in single copy sales. In response to the overstatement, Belo implemented a voluntary advertiser plan developed by Belo management. The plan included cash payments to advertisers and future advertising credits. Payments under the plan were made without any condition that such advertisers release The Dallas Morning News from liability for the circulation overstatement. To use the credits, advertisers generally placed advertising in addition to the terms of the advertiser’s current contract. There are no unused credits.

In 2004, the staff of the SEC notified Belo that it was conducting a newspaper industry-wide inquiry into circulation practices, and inquired specifically about The Dallas Morning News’ circulation overstatement. Belo briefed the SEC on The Dallas Morning News circulation situation and related matters. The information voluntarily provided to the SEC related to The Dallas Morning News, as well as The Providence Journal and The Press-Enterprise. On October 1, 2007, the staff sent counsel for Belo a letter stating that the inquiry has been completed and that the staff does not intend to recommend any enforcement action by the SEC.

MANAGEMENT

Directors and Officers

The following persons are our executive officers and directors as of the distribution date. Our bylaws provide that the board of directors be divided into three classes, approximately equal in number, with staggered terms of three years so that the term of one class expires at each annual meeting. The bylaws further provide that a director will retire on the date of the next annual meeting of shareholders following his or her 68th birthday. Each of the directors below will serve until the annual meeting set forth below. All A. H. Belo directors, other than Mr. Decherd and Mrs. Herndon, meet the NYSE listing standards for independence. The executive officers who are identified in the following table presently are employees of Belo. After the distribution, none of the executive officers will continue to be employees of Belo.

Name	Age	Principal Positions and Directorships
Robert W. Decherd	56	Chairman of the Board, President and Chief Executive Officer(1)(2)(3)
James M. Moroney III	51	Executive Vice President and Publisher and Chief Executive Officer, The Dallas Morning News(2)
Donald F. (Skip) Cass, Jr.	42	Executive Vice President and Secretary
Alison K. Engel	37	Senior Vice President/Chief Financial Officer and Treasurer
Daniel J. Blizzard	49	Senior Vice President
Louis E. Caldera	51	Director(1)(4)
Douglas G. Carlston	60	Director(1)(5)
Dealey D. Herndon	61	Director(1)(2)(5)
Laurence E. Hirsch	62	Director(1)(4)
J. McDonald Williams	66	Director(1)(3)

(1)	Currently a director of Belo.
(2)	A director of Belo after the distribution.
(3)	Class III director, current term expires at the 2011 annual meeting.
(4)	Class II director, current terms expires at the 2010 annual meeting.
(5)	Class I director, current term expires at the 2009 annual meeting.

Robert Decherd has been Belo’s chairman and chief executive officer since January 1987. Robert served as president of Belo from January 1985 through December 1986 and again from January 1994 through February 2007. From January 1984 through December 1986, he served as chief operating officer. Robert is a member of the board of directors, lead director, and chairman of the Executive Committee of Kimberly-Clark Corporation. He serves on the Advisory Council for Harvard University’s Center for Ethics, and the Board of Visitors of the Columbia Graduate School of Journalism. From 2002 to March 2006, Robert served as a member of the FCC’s Media Security and Reliability Council, which is part of President Bush’s Homeland Security initiative.

Jim Moroney has been publisher and chief executive officer of The Dallas Morning News since June 2001. He served as president of Belo Interactive, Inc. from its formation in May 1999 until June 2001 and as executive vice president of Belo from July 1998 through December 1999, with responsibilities for finance, treasury, and investor relations. Prior to 1998, he was president of Belo’s Television Group and held other positions prior to that in Belo’s broadcasting and corporate organizations. Jim joined Belo in November 1978. Jim presently serves on the boards of the Dallas Chamber of Commerce, Cistercian Preparatory School in Dallas, the State Fair of Texas, and the Newspaper Association of America.

Skip Cass currently serves as executive vice president of Belo, overseeing Belo Interactive Media and Belo’s business development activities. Prior to the distribution, he will take on responsibility for Belo Technologies as well. Skip was executive vice president/Media Operations from February 2006 through February 2007, and served as senior vice president from February 2000 through January 2006, including with responsibility for corporate communications from February 2000 through January 2002. Additionally, Skip had operating responsibility for The Press-Enterprise from January 2000 to January 2006 and for Belo’s Arizona broadcast operations from January 2002 to January 2006.

Ali Engel has been vice president/Corporate Controller for Belo since January 1, 2006. Ali joined Belo in 2003 as director/accounting operations and served as corporate controller from February 2005 to December 2005. From 2000 to 2003, Ali was the assistant controller for EXE Technologies, Inc.. Ali is a certified public accountant and has more than 13 years of financial management experience at diversified multi-unit business organizations and PricewaterhouseCoopers.

Dan Blizzard has been vice president/Operations for Belo since January 1, 2001. He has also served as executive vice president/Real Estate for Belo Investment Corporation, a wholly-owned subsidiary of Belo, since January 2007. Dan joined Belo in May 1999 as director/procurement for The Dallas Morning News and served in that position until 2001. He is chairman of the board of Downtown Dallas and is a board member of the City Center TIF District, Downtown Connection TIF District, and the Downtown Dallas Development Authority.

Louis Caldera served as president of the University of New Mexico from August 2003 to February 2006, and is currently a tenured member of the University of New Mexico Law School faculty. He served as vice chancellor for university advancement at The California State University from June 2001 to June 2003. Louis was Secretary of the Army in the Clinton Administration from July 1998 until January 2001. He previously served as managing director and chief operating officer for the Corporation for National and Community Service, a federal grant-making agency, from September 1997 to June 1998. Louis serves on the boards of directors of IndyMac Bancorp, Inc. and Southwest Airlines Co..

Doug Carlston has served as chairman of the board of Public Radio International since June 2003, having been a member of that board since March 1997. He also serves as chief executive officer of Tawala Systems, an Internet technology company he co-founded in 2005. Previously, in 1980, Doug co-founded Brøderbund Software, one of the world’s leading publishers of productivity and educational software, and served as chief executive officer from 1991 until 1996 and as chairman of the board from 1981 until 1998. Doug currently serves on the boards of the Albanian American Enterprise Fund, and the Long Now Foundation. He is a member of the Committee on University Resources of Harvard University and the Board of Advisors of Johns Hopkins School of Advanced International Studies.

Dealey Herndon was president of Herndon, Stauch & Associates, a project and construction management firm, from September 1995 until the business was sold in April 2006. Dealey remains active in the new firm as executive project manager. From January 2001 to October 2001, she also served as director of appointments for Texas Governor Rick Perry. From 1991 to September 1995, she was executive director of the State Preservation Board of the State of Texas and managed the Texas Capitol Restoration in that capacity. Dealey is trustee emeritus of the National Trust for Historic Preservation in Washington, D.C. and is a past chair of the board of trustees of St. Edward’s University in Austin, Texas.

Larry Hirsch is the chairman of Eagle Materials Inc., a construction products company, a position he has held since July 1999. He is also the chairman of Highlander Partners, L.P., a private equity firm. Larry is the former chairman and chief executive officer of Centex Corporation, one of the nation’s largest homebuilders. He was chief executive officer of Centex from July 1988 through March 2004 and chairman of the board from July 1991 through March 2004. Larry serves as chairman of the Center for European Policy Analysis in Washington, D.C.

Don Williams is the former chief executive officer and chairman of Trammell Crow Company, a real estate services firm. He served as chief executive officer from 1977 through July 1994, as chairman of the board from August 1994 to May 2002, and as chairman emeritus from May 2002 until December 2006 when Trammell Crow Company merged with CB Richard Ellis. Don serves on the boards of directors of Tenet Healthcare Corporation,

Abilene Christian University, the Hoblitzelle Foundation, Southern Methodist University’s Perkins School of Theology, and the Foundation for Community Empowerment. He also serves on the Dean’s Council of Harvard University’s John F. Kennedy School of Government.

Robert Decherd and Dealey Herndon are brother and sister. Jim Moroney is their second cousin.

Corporate Governance Guidelines

A. H. Belo’s board of directors has adopted Corporate Governance Guidelines, board committee charters, and a Code of Business Conduct and Ethics for directors, officers, and employees based substantially on the same documents and framework as in effect for Belo. Copies of A. H. Belo’s corporate governance documents are posted on our Web site at www.ahbelo.com.

Board Committees

A. H. Belo’s board of directors has established several standing committees to assist in the discharge of its responsibilities. These committees are an audit committee, a compensation committee, and a nominating and corporate governance committee. Due to the size of the board, each independent director will serve on each of the three standing committees. Mrs. Herndon and Mr. Decherd will not serve on any of these standing committees. The board of directors may also establish other committees as it deems appropriate, in accordance with applicable Delaware law, NYSE regulation, the Corporate Governance Guidelines, and the bylaws.

Audit Committee

The composition of A. H. Belo’s audit committee meets the independence requirements of the Exchange Act, the NYSE, and the Corporate Governance Guidelines. A. H. Belo’s board is expected to determine that at least one independent director meets the requirements for being an “audit committee financial expert,” as defined by regulations of the SEC. Louis Caldera will serve as chairman of the audit committee.

Compensation Committee

A. H. Belo’s compensation committee will have oversight responsibility for the compensation and benefits programs for its directors, executive officers, and other employees. The composition of A. H. Belo’s compensation committee meets the independence requirements of (1) relevant federal securities laws and regulations, (2) Section 162(m) of the Code, (3) the NYSE, and (4) the Corporate Governance Guidelines. Doug Carlston will serve as chairman of the compensation committee.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will consider and recommend candidates for election to A. H. Belo’s board of directors and advise the board on corporate governance matters. The composition of A. H. Belo’s nominating and corporate governance committee meets the independence requirements of the NYSE and the Corporate Governance Guidelines. Don Williams will serve as chairman of the nominating and corporate governance committee and as lead director.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

A. H. Belo did not exist prior to October 1, 2007 and therefore the compensation for the A. H. Belo named executive officers reflected herein was not determined by A. H. Belo’s compensation committee. Accordingly, this Compensation Discussion and Analysis describes the compensation philosophy applied by Belo to its named executive officers with respect to the fiscal year ended December 31, 2006, and the ways in which we anticipate that A. H. Belo’s compensation philosophy will be similar or differ after we become a separate public company. As A. H. Belo’s programs will initially be similar to those applicable to executives of Belo, we do not anticipate that there will be many differences immediately following the distribution. The boards of directors of Belo and A. H. Belo are expected to review the effect of the distribution on all elements of compensation during fiscal year 2008 and to make appropriate adjustments.

For purposes of this Compensation Discussion and Analysis, the named executive officers of A. H. Belo are Robert W. Decherd, James M. Moroney III, Donald F. (Skip) Cass, Jr., Alison K. Engel, and Daniel J. Blizzard. Of these named executive officers, only Mr. Decherd was a named executive officer in Belo’s 2007 proxy statement. Mr. Moroney, publisher of The Dallas Morning News and a member of the Belo management committee, was not a Belo named executive officer in the 2007 Belo proxy statement; however, his compensation was subject to the oversight of and review by the Belo compensation committee. Messrs. Cass and Blizzard and Ms. Engel were non-executive officers of Belo during fiscal year 2006. As a result, the compensation of Messrs. Cass and Blizzard and Ms. Engel was not subject to the direct oversight of the Belo compensation committee. Therefore, throughout this Compensation Discussion and Analysis, references to the historical 2006 executive compensation program are relevant with respect to Mr. Decherd, and the compensation elements applicable to the other individuals are described separately where appropriate.

Overview of Compensation Program

Historically, the compensation committee of the Belo board of directors has overseen, and following the distribution the compensation committee of the A. H. Belo board of directors will oversee, A. H. Belo’s overall compensation structure, policies, and programs, and will have the responsibility for establishing, implementing, and continually monitoring adherence to the company’s compensation philosophy. Historically, the primary management liaisons to the Belo compensation committee have been Belo’s chairman and chief executive officer, Robert Decherd, and its senior vice president/Human Resources, Marian Spitzberg.

Compensation Objectives

Belo has adopted, and following the distribution A. H. Belo will have adopted, compensation policies to achieve the following objectives:

•	establish a competitive compensation program;

•	attract and retain executive talent in positions that most directly affect the company’s overall performance;

•	motivate and reward executives for achievement of the company’s financial and non-financial performance objectives;

•	encourage coordinated and sustained effort toward maximizing the company’s value to its shareholders; and

•	align the long-term interests of executives with those of the company’s shareholders.

Setting Executive Compensation

To assist the Belo compensation committee and management in assessing and determining appropriate, competitive compensation for Belo executive officers in 2006, the committee engaged an outside compensation consultant, Hewitt Associates LLC. Mercer has served as Belo’s compensation consultant in 2007, and it is anticipated that Mercer will serve as both Belo’s and A. H. Belo’s compensation committee consultant in 2008.

Historical Setting of Executive Compensation by Belo

Surveys and Determination of the Median. Belo used several different compensation surveys to prepare 2006 compensation recommendations for consideration by its compensation committee. For base salary and total target cash compensation, Belo referenced the Towers Perrin Media Industry CDB Executive Compensation Database, referred to as the Towers Perrin Media Survey. The Towers Perrin Media Survey consisted of compensation survey information from 106 companies with media operations that include newspapers, television stations, television networks, magazines, radio stations, information publishing, and Internet/online services commonly classified as media. The median annual revenue for all participants in the Towers Perrin Media Survey was $373,000. Belo does not choose the participants in the Towers Perrin Media Survey, nor does it provide to the compensation committee the individual names of the 106 participant companies, other than the peer group selections discussed below.

Belo identified 20 companies within the Towers Perrin Media Survey that shared with Belo similar characteristics in terms of focus on media operations (i.e., newspaper, television stations, and Internet operations). Survey data from this group of peer companies, referred to as the Towers Perrin Peer Group, provided Belo with supplemental information for both base salary and total target cash compensation for the executive officers. The companies included in the Towers Perrin Peer Group, the median annual revenue of which was $5 billion, were:

• American Broadcasting Companies, Inc.	• CBS Corporation	• Cox Enterprises
	• The E.W. Scripps Company	• Fisher Communications
• Dow Jones & Company, Inc.	• Gannett Co., Inc.	• The Hearst Corporation
• Fox Broadcasting	• The McClatchy Company	• McGraw-Hill Companies Inc.
• Landmark Communications	• Meredith Corporation	• NBC Universal, Inc.
• Media General, Inc.	• Turner Broadcasting	• Tribune Company
• The New York Times Company	• The Washington Post Company
• Viacom Inc.

Long-term incentive compensation recommendations were developed by Belo with reference to the Towers Perrin CDB Executive Compensation Database for General Industry participants, referred to as the Towers Perrin General Survey. The Towers Perrin General Survey is a database of approximately 825 companies that participated in Towers Perrin’s compensation survey. Approximately 350 of those companies submitted long-term incentive compensation data. Belo does not choose the participants in the Towers Perrin General Survey, nor does Towers Perrin disclose to Belo the names of the companies that comprise the subsets (other than the peer group selections identified above). Belo used for comparison purposes a subset of 113 of the 350 companies, with annual revenues between $1 billion and $3 billion, that participate in the Towers Perrin General Survey. The median annual revenue for this subset of companies was $1.9 billion. Belo found that the larger sample pool of similarly-sized companies in the subset provided a better source of long-term incentive data than was available by limiting such information strictly to the Towers Perrin Peer Group because of the widely varying compensation practices in the media industry. Long-term incentive grant practices in the media industry have undergone change in the past several years that is, in part, a result in the shift in advertising dollars away from newspapers and the consolidation of advertising providers throughout the industry. Belo believes that a larger population of survey respondents from across industries provided a more reliable basis for recommending long-term compensation, and that assessing long-term incentive grant practices from a broader group provided more stability to its long-term incentive compensation analysis. Belo did not observe the same volatility in base salary and annual incentive compensation practices from the results of the Towers Perrin Media Survey. Representative industries included in the Towers Perrin General Survey included aerospace/defense; automotive and transportation; chemicals; computers, hardware, software, and services; consumer products; electronics and scientific equipment; food and beverage; metals and mining; oil and gas; pharmaceuticals; and telecommunications.

In addition, during 2006, Belo’s compensation consultant provided Belo with a supplemental summary of compensation information from a select group of public media companies’ proxy filings, referred to as the Proxy Study, that provided total compensation information for their executive officers. Belo considered the companies in the Proxy Study to be similarly situated peer media companies with operational characteristics similar to Belo. Belo management used the Proxy Study as a retrospective comparison of the average and 50th percentile compensation levels for similar industry executive officer positions. The companies included in the Proxy Study were:

• Dow Jones & Company, Inc.	• The E.W. Scripps Company	• Gannett Co., Inc.
• Hearst-Argyle Television, Inc.	• Lee Enterprises, Inc.	• The McClatchy Company
• Media General, Inc.	• The New York Times Company	• Tribune Company
• The Washington Post Company	• Young Broadcasting Corporation

Process and Role of Management. Belo used each of these referenced surveys to develop recommendations for base salary, annual cash incentive compensation, and long-term incentive compensation for the company’s executive officers, including the chief executive officer. These recommendations, which were developed with input from the compensation committee’s compensation consultant, were presented by Marian Spitzberg, senior vice president/Human Resources, to Belo’s chief executive officer, Robert Decherd. Robert Decherd and Marian Spitzberg adjusted these recommendations after taking into account each individual executive officer’s recent performance, as well as his or her experience, level of responsibility, and contributions to the company’s long-term goals during the current year. The compensation recommendations, together with the compensation histories and the percentile rankings of the executive officers relative to the Towers Perrin Peer Group, were then presented to the compensation committee, which had full access to its compensation consultant, Robert Decherd, Marian Spitzberg, and the human resources staff who were involved in the formulation of recommendations. After consideration of the recommendations and adequate opportunity to address specific questions and concerns, the compensation committee made final compensation recommendations for the named executive officers, excluding the chief executive officer, to the non-management members of Belo’s board of directors for their approval. In its deliberations, the board considered Belo’s compensation objectives and philosophy in light of the recommendations. Based on its review and analysis, the board determined the final compensation to be awarded to each named executive officer, with the exception of the chief executive officer. The committee evaluated and determined the chief executive officer’s compensation after following the same process. In this regard, the compensation committee reviewed and received the same peer group information, except that market data for chief executive officer compensation was provided to the committee without any specific compensation recommendation.

Timing of Decisions. Historically, the Belo compensation committee has had three regularly-scheduled meetings each year in or around February, July, and December. The committee usually also has special meetings by telephone or in person periodically as necessary to address compensation issues that may arise from time to time. With respect to 2006 compensation for Belo executive officers, the committee held the following regular meetings to review, discuss, and set or recommend compensation levels:

December 2005	Determine or recommend 2006 base salaries

Determine or recommend 2006 individual cash incentive opportunities

Grant 2006 performance-related restricted stock unit awards

Set 2006 financial performance targets

February 2006	Establish a maximum incentive award pool to ensure tax deductibility under section 162(m) of the Code

July 2006	Review and discuss compensation issues, policies, trends

December 2006	Award stock options

February 2007	Approve or recommend 2006 cash incentive bonuses, time-based restricted stock unit awards, and the number of performance-related restricted stock units earned in respect of 2006 performance

Setting of A. H. Belo Executive Compensation Going Forward

A. H. Belo’s named executive officers’ 2008 compensation was initially set by Belo in December 2007. Thereafter, the A. H. Belo compensation committee will oversee executive compensation at A. H. Belo and the committee may or may not continue to take an approach similar to that described above in setting compensation for its executive officers. After the distribution, we anticipate that we, either directly or through A. H. Belo’s compensation committee’s compensation consultant, will use several methods to compare our executive compensation practices to those of other comparable newspaper companies. These include: using publicly available market surveys to match the roles of our named executive officers to roles in the surveys; conducting total compensation studies; and conducting an analysis of our named executive officers’ compensation for use in establishing levels for overall long-term incentive awards and setting compensation for the named executive officers. We expect to evaluate the base salary, annual cash incentive awards, and long-term incentives provided to the named executive officers of peer companies in terms of revenue and industry. We expect to extract this data from publicly available sources with assistance from a compensation consultant.

Elements of 2006 Executive Compensation

Historical Belo Elements of Compensation. For the fiscal year ended December 31, 2006, the principal elements of compensation for Belo’s named executive officers were:

•	base salary;

•	annual cash incentive opportunity;

•	long-term equity incentive compensation; and

•	retirement and other benefits.

The Belo compensation committee administers the 2004 Executive Compensation Plan, as amended, which was approved by Belo’s shareholders. We refer to the Executive Compensation Plan as the ECP. The Belo ECP provides for two elements of compensation: annual cash incentives (performance bonus) and long-term equity-based compensation. Awards under the ECP are supplemental to an ECP participant’s base salary.

Officers of Belo and its subsidiaries, including Belo’s chief executive officer and its other executive officers, are eligible to participate in the ECP. Additional ECP participants are selected based on management’s evaluation of their ability to affect significantly Belo’s profitability.

Elements of A. H. Belo Executive Compensation Going Forward. Following the distribution, A. H. Belo expects to use a combination of compensation elements similar to those used historically by Belo as further described below.

Base Salary—Historical. Base salaries for Belo executive officers are reviewed annually. Belo gathers base salary data from the Towers Perrin Media Survey and the Towers Perrin Peer Group for compensation comparisons. The data provided by these two surveys includes certain statistical factors that make it possible to predict the median (50th percentile pay data) for both base salary and total target cash compensation.

Belo uses this survey data, along with the revenues earned by each Belo executive officer’s organization, to prepare estimates of median pay for base salary and total target cash compensation for each executive officer, including the chief executive officer. Recommendations above the median may be made when warranted on account of an individual executive’s outstanding performance, promotion, or retention concerns. Recommendations below the median may also be made when warranted.

As discussed above, the compensation committee reviews the base salary recommendations and makes final recommendations to the Belo board, except with respect to the chief executive officer, for which the compensation committee has final approval. For 2006, Robert Decherd’s, Jim Moroney’s, and Ali Engel’s base salaries were compared to market data for similarly situated officers included in the survey data and in each case, their base salaries set forth in the Summary Compensation Table fell slightly below the estimated median:

Robert Decherd – 98 percent of the median; Jim Moroney – 99 percent of the median; and Ali Engel – 79 percent of the median. Comparable survey data was not available for Messrs. Cass’ and Blizzard’s positions with Belo, therefore management reviewed their compensation in light of their experience and tenure with Belo, their relative position with respect to other Belo executive positions for which survey data was available, and retention concerns, in order to set what management believes to be fair and equitable base salary.

Base Salary—Going Forward. The 2008 base salaries for the A. H. Belo named executive officers were initially set by Belo in December 2007 and were ratified by the A. H. Belo compensation committee in January 2008. Median market information for the A. H. Belo named executive officers was provided by Mercer for consideration by the compensation committee. This market information was based on analyses of data from the Towers Perrin Media Survey for 2007 and available proxy data of other peer media companies. The 2008 base salaries for the A. H. Belo named executive officers were set as follows: Robert Decherd – $800,000; Jim Moroney – $550,000; Skip Cass – $465,000; Ali Engel – $250,000; and Dan Blizzard – $240,000. Mr. Decherd’s 2008 base salary takes effect on the distribution date. The A. H. Belo named executive officers’ 2008 base salaries do not materially vary from the median range of the market data, with the exception of Ms. Engel, whose base salary is materially below the market median for her position but represents a significant increase over her 2007 base salary in light of her recent promotion to chief financial officer of A. H. Belo. In addition, relevant market data was not available for Mr. Cass’ position, and the committee considered his experience and responsibilities along with his relative position within the organization and retention needs. Following the distribution, the A. H. Belo compensation committee will review, determine, and adjust the base salaries of our named executive officers annually.

Annual Cash Incentive Opportunity—Historical. Consistent with Belo’s objective of motivating and rewarding executives for achievement of Belo’s financial and non-financial performance objectives, each Belo executive officer is eligible to receive annual cash incentive compensation based on financial performance objectives established in the annual financial plan (the “Financial Plan”), approved by Belo’s board of directors at the beginning of each year. The performance goals are communicated to Belo executive officers at the beginning of each year. The financial performance objectives vary from year-to-year and reflect the cyclical nature of the company’s businesses due to fluctuating advertising demand, for example, relating to election years, Olympics, and other United States sports events, in addition to taking into consideration industry factors that include decreases in newspaper circulation, significant changes in demand for print classified advertising, changes in media consumption habits by consumers and advertisers, and other competitive conditions, including recruiting and retaining talent.

The Belo compensation committee establishes an annual performance-based incentive pool for each senior executive, as permitted by the ECP and in compliance with the performance-based compensation exemption under section 162(m) of the Code. This performance pool (3 percent of Belo’s consolidated net income for Robert Decherd) provided a maximum for the award of 2006 cash and certain equity incentives, described below, and generally allowed for full tax deductibility of the compensation awarded. The Belo compensation committee has never awarded the full amount of the incentive pool to any executive officer. Because they were not named executive officers of Belo for 2006, Messrs. Moroney, Cass, and Blizzard and Ms. Engel were not subject to a section 162(m) incentive pool for purposes of 2006 incentive compensation awards. As described below, they were Belo ECP participants in 2006.

Based upon Belo’s 2006 financial performance, cash bonuses were awarded to Belo senior executives by first considering the amounts that would have been paid to the senior executives under the method described below for calculating bonuses for other ECP participants. The compensation committee, in its discretion, may adjust the awards that are derived from that formula to take into consideration individual performance and potential, including achievement of non-financial objectives, scope of responsibility, and their respective contributions toward Belo’s performance.

Under the ECP, the Belo compensation committee establishes a target bonus opportunity expressed as a percentage of base salary based on competitive market information using the Towers Perrin Media Survey. The target bonus opportunity for 2006 for Robert Decherd was set by the Belo compensation committee at 90 percent.

The other A. H. Belo named executive officers in the Summary Compensation Table had 2006 target bonus opportunities set as follows: Jim Moroney, 60 percent; Skip Cass, 50 percent; Ali Engel, 30 percent; and Dan Blizzard, 30 percent. Target bonus opportunities for 2007 (relating to Belo performance) for each of the A. H. Belo named executive officers are shown in the “Grants of Plan-Based Awards in 2006” table in the “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” column. The committee targets the median, or 50th percentile, of the Towers Perrin Media Survey and the Towers Perrin Peer Group for annual cash incentives. The target bonus of 90 percent of base salary for Robert Decherd for 2006 was in the median range for the market as measured by the Towers Perrin Media Survey for the position of chief executive officer. Jim Moroney’s target bonus of 60 percent of base salary was greater than the survey indicated median of 45 percent for newspaper chief executives; however, the Belo compensation committee believed this greater target bonus opportunity was appropriate after considering his responsibilities associated with serving on the management committee of Belo and his length and breadth of experience with the company. The committee did not consider the market median target bonus percentages for Messrs. Cass and Blizzard and Ms. Engel for 2006 individually, but rather considered their compensation packages as a whole, including total target cash compensation, as part of the entire ECP group, which was approved as a whole at the committee’s December 2005 meeting.

Actual bonus amounts earned by ECP participants may range from zero to a maximum bonus of 200 percent of the target bonus opportunity established by the compensation committee, depending on the level of achievement of Financial Plan target. For 2006, the committee approved financial performance ranges for Belo’s named executive officers based on Belo’s Financial Plan, as shown in the table below. Payout for performance between points is prorated.

Performance Level	Financial Plan Target Achievement	2006 EPS Goals	Opportunity Payout Based on Achievement
Maximum	110%	$1.40	200%
Target	100%	$1.27	100%
Threshold	85%	$1.08	10%
Below Threshold	Less than 85%	Less than $1.08	0%

The above EPS goals were applicable for Robert Decherd, Ali Engel, and Dan Blizzard for 2006. Messrs. Moroney’s and Cass’ non-equity incentive awards were based upon attainment of certain financial goals set for specific Belo subsidiary operating companies or areas of responsibility reporting to them rather than Belo’s EPS. Belo believes that linking bonus opportunity directly to financial performance, with an opportunity to earn a 200 percent payout of target bonus amount if maximum performance is achieved, provides participants with significant motivation to achieve the company’s financial objectives.

Actual EPS of $1.26 for the year ended December 31, 2006 was adjusted at the compensation committee’s discretion. The primary adjustments included the elimination of a one-time gain on the sale of an investment and credit for certain expenses associated with the optimization of technology supporting all of Belo’s operations and the effect of curtailment of The G. B. Dealey Retirement Pension Plan, referred to as the Pension Plan. The adjusted EPS of $1.31, which was approved by the committee, was then compared to the EPS target of $1.27 and an achievement of 130.8 percent of target resulted. Beginning in 2008, Belo’s compensation committee will generally limit adjustments to earnings per share to defined events, including adjustments related to accounting and tax changes and major transactions.

A proposed cash bonus under the ECP formula was calculated for each Belo named executive officer by applying this achievement percentage to each individual’s target bonus opportunity. For example, in 2006, Robert Decherd’s base salary of $925,000 and target bonus percentage of 90 percent would qualify him for a target bonus payout of $832,500. Based upon actual 2006 financial performance equivalent to 130.8 percent of the targeted EPS of $1.27, Robert qualified for an annual performance bonus under the ECP formula of $1,088,700. Accordingly, based on Belo’s financial performance, Belo’s named executive officers earned cash incentive payments in respect of 2006 performance that were paid to the executives in the first quarter of 2007. The incentive payments paid by Belo to the A. H. Belo named executive officers are quantified in the “Non-

Equity Incentive Plan Compensation” column of the Summary Compensation Table. Amounts in excess of the ECP formula are reflected in the “Bonus” column of the Summary Compensation Table. Messrs. Decherd’s and Moroney’s bonus amounts reflect a rounding upward of their cash incentive award in excess of the ECP formula. The amounts for Ms. Engel and Mr. Cass represent the cash portion of a special discretionary award in recognition of their contributions to the success of the company’s strategic initiatives during 2006.

Annual Cash Incentive Opportunity—Going Forward. Beginning with respect to 2008 compensation, for members of the Belo management committee, the annual cash incentive award opportunity will incorporate a 25 percent discretionary component to allow for recognition of and reward for performance of executives in key non-financial areas. Target bonus opportunities will continue to be set as a percentage of base salary. As revised for Belo management committee members, 75 percent of the target bonus opportunity will be based upon a financial performance measure and 25 percent will be based upon the level of achievement of an individual executive’s non-financial performance goals. For both the financial performance and non-financial performance components of annual cash incentive compensation, Belo management committee members will have the opportunity for payouts based on levels of achievement from zero percent to 200 percent. In addition, beginning in 2008, the Belo compensation committee will have the ability to award members of the Belo management committee an adjustment of up to 20 percent of their annual cash incentive awards based upon Belo’s performance relative to that of its peers. This bonus opportunity allows for recognition of superior performance in a transitional industry operating environment. In determining this bonus adjustment, the committee may consider comparative performance measures, including, without limitation, revenue growth, growth in adjusted earnings before interest, tax, depreciation and amortization, and growth in adjusted income.

In connection with the distribution, A. H. Belo has adopted an Incentive Compensation Plan (ICP) that is generally similar to that of Belo’s ECP, potentially including the discretionary components discussed above. The A. H. Belo ICP provides for an annual cash incentive opportunity that will be based on a target bonus expressed as a percentage of a named executive officer’s annual base salary. The 2008 target bonus opportunities, expressed as a percentage of base salary, for each of A. H. Belo’s named executive officers were set as follows: Robert Decherd – 90 percent; Jim Moroney – 70 percent; Skip Cass – 60 percent; Ali Engel – 50 percent; and Dan Blizzard – 40 percent. The A. H. Belo named executive officers’ target bonus opportunities do not materially vary from the median range of market data, except that relevant market data was not available for Mr. Cass’ position and the committee considered his experience and responsibilities along with his relative position within the organization and retention needs. In determining the appropriate target bonus percentage for each A. H. Belo named executive officer, the Belo compensation committee used Mercer estimates of the market median. A. H. Belo has not determined what financial performance objectives, such as EPS, revenue, expense, and Internet performance, will be used to measure achievement in the ICP.

Long-Term Equity Incentive Compensation—Historical. Belo awards long-term equity incentive grants, or LTI compensation, to executive officers as part of its overall compensation package. These awards are designed to offer competitive compensation that encourages the retention and motivation of key executives, and rewards them based upon market-driven results. The ECP provides the compensation committee with discretion to require performance-based standards to be met before awards vest; and in fact, the compensation committee set performance-based standards in connection with a portion of the 2006 LTI compensation awards. Since the ultimate value of the LTI compensation awards depends upon the performance of Belo common stock, the interests of the executive officers are aligned with the financial interests of Belo’s shareholders.

When determining the value of LTI compensation to be granted to executive officers, the Belo compensation committee strives generally to set LTI compensation levels near the median of the Towers Perrin General Survey. The survey data is presented in terms of a multiple of an ECP participant’s (including an executive officer’s) base salary.

The resulting LTI compensation recommendations at the median level for Belo executive officers other than Robert Decherd were then provided to Robert Decherd and Marian Spitzberg for their review and consideration.

Based on their review of the information available for each of the executive officers, and after consideration of retention and succession planning issues and the performance and potential of each individual, an LTI compensation recommendation for each executive officer was prepared for the Belo compensation committee’s review and approval. Market data for our chief executive officer’s long-term compensation was provided to the compensation committee without any recommended adjustment.

After the compensation committee determined each executive officer’s intended 2006 LTI compensation value, the committee then also approved the allocation of the LTI compensation award among three types of equity instruments available under the ECP: stock options, time-based RSUs, referred to as TBRSUs, and performance-related RSUs, referred to as PBRSUs. Belo’s LTI equity awards are designed to meet its compensation objectives in three ways. First, stock options encourage and reward strong stock price performance, thus aligning the executive’s interests with those of shareholders. PBRSUs reward the achievement of Belo’s cumulative annual financial performance goals. Finally, TBRSUs encourage executives to remain with the company and to focus on its long-term success.

The 2006 LTI awards for Mr. Decherd and Mr. Moroney were approximately 8 percent above the survey-indicated median award value. These awards were to assure competitive compensation, particularly in light of the company’s decision in prior years to reduce the level of equity awards so that a sufficient number of equity awards remained available for issuance until shareholder approval was obtained in 2004 for additional equity awards under the ECP. The committee did not consider the market median long-term incentive awards for Messrs. Cass and Blizzard and Ms. Engel for 2006 individually, but rather considered their compensation packages as a component of the entire ECP group, which was approved as a whole at the committee’s December 2005 meeting.

Belo’s compensation committee determined that for 2006 its long-term incentive objectives would be better served if awards to executive officers, other than its chief executive officer, consisted approximately of one-half PBRSUs and one-half TBRSUs. The PBRSUs provide performance-related pay, and the TBRSUs assist in retaining key leaders in a challenging business environment, and have a performance element as well. While the mix of equity instruments changed, the methodology for arriving at the overall intended value of each executive officer’s LTI award was unchanged from that described above.

The compensation committee deemed it unnecessary to change the elements of Robert Decherd’s LTI awards in light of his position with Belo as an executive officer, director, and shareholder. As a result, Mr. Decherd was awarded stock options for 157,320 shares of Belo Series B common stock in December 2006, in addition to PBRSUs and TBRSUs discussed below.

Long-Term Incentive Compensation—Going Forward. In December 2007, awards of Belo TBRSUs were made to the A. H. Belo named executive officers as follows: Robert Decherd – 157,640 units; Jim Moroney – 57,160 units; Skip Cass – 45,130 units; Ali Engel – 18,050 units; and Dan Blizzard – 12,030 units. These awards were valued at the closing market price of Belo common stock on the date of the award, or $16.62 per unit. These awards were based on market median estimates of long-term incentive compensation provided by Mercer for each named executive’s position with Belo and relative company size for 2007. The awards are intended to recognize, reward, and retain executive talent during and following the distribution. With the exception of Mr. Decherd, whose award is equivalent to the recommended market median, each of the other named executive officer long-term incentive compensation awards materially exceeds the market median. The awards for Mr. Moroney and Mr. Cass fall in a range that is less than the 75th percentile of the market-based survey and were determined to be warranted in light of the Company’s retention needs prior to and after the distribution. The awards for Ms. Engel and Mr. Blizzard are both in excess of the 75th percentile of the survey, however, the committee believes the awards are appropriate especially in light of Ms. Engel’s below-market median base salary and Mr. Blizzard’s overall contributions to the Company, as well as retention requirements. Following the distribution, our named executive officers will be entitled to receive long-term equity awards from time to time as determined by the A. H. Belo compensation committee under the A. H. Belo ICP commensurate with his or her post-distribution position of responsibility. We anticipate that long-term incentive awards under the A. H. Belo ICP may consist of stock options, TBRSUs, PBRSUs, or other awards permitted under the plan.

Stock Option Awards—Historical. Stock option awards are granted for shares of Belo Series B common stock at an exercise price equal to the closing market price of Belo’s Series A common stock on the date of grant. The option awards to executives vest 40 percent on the first anniversary of the date of grant, an additional 30 percent on the second anniversary, and the remaining 30 percent on the third anniversary of the date of grant. All options expire on the tenth anniversary of the date of grant. The amounts in the Summary Compensation Table, under the column “Option Awards,” include the accounting expense recognized in 2006 by Belo in accordance with FAS 123R for prior year option grants to the named executive officers. See also the “Option Exercises and Stock Vested in 2006” table for the amounts realized by the executive officers from option exercises in 2006.

Stock Option Awards—Going Forward. We have not determined if and when in 2008 we will grant stock option awards for A. H. Belo common stock. If the A. H. Belo compensation committee determines that stock option awards are appropriate, we expect that they would be granted for shares of A. H. Belo Series B common stock at an exercise price equal to the closing market price of A. H. Belo’s Series A common stock on the date of grant. Under the new A. H. Belo ICP, we expect vesting and expiration to be the same as or similar to that under the Belo ECP.

Time-Based Restricted Stock Unit Awards—Historical. TBRSUs awarded to ECP participants, including Belo executive officers, are based on continued employment with the company and vest at the end of a three-year period. TBRSU awards made to Belo executive officers are granted out of a performance incentive pool amount set for each executive, as discussed previously. These awards are generally made in February following the year of grant when Belo’s financial performance for the prior fiscal year can be determined, the incentive pool amount established, and individual non-financial performance goals assessed.

In February 2006, Belo awarded TBRSUs under the ECP to its named executive officers in respect of 2005 performance. The grant date fair value of these awards for Robert Decherd and Jim Moroney are reported under the column “Grant Date Fair Value of Stock and Option Awards” in the “Grants of Plan-Based Awards in 2006” table. The grant date fair value of TBRSU awards made in December 2006 to Messrs. Cass and Blizzard and Ms. Engel under the ECP in respect of 2006 performance are listed in the same table and column. The awards for Mr. Cass and Ms. Engel also include the compensation expense associated with special TBRSU awards of 1,570 and 460, respectively, in recognition of their contributions to the success of Belo’s strategic initiatives during the year. Additionally, the amounts in the Summary Compensation Table, under the column “Stock Awards,” include the accounting expense recognized in 2006 by Belo in accordance with FAS 123R for these TBRSU awards. In February 2007, the Belo compensation committee awarded a total of 123,720 TBRSUs to its named executive officers under the ECP based upon 2006 performance. The grant date fair value of these TBRSU awards approximates the grant date fair value of the target PBRSU awards granted on December 13, 2006 to Belo’s named executive officers. The PBRSU and TBRSU awards, and stock options awarded to Robert Decherd, were determined by the compensation committee to represent long-term incentive awards for the named executive officers that approximate the market median.

Time-Based Restricted Stock Unit Awards—Going Forward. In connection with the distribution, we have not determined whether we will grant TBRSU awards to our named executive officers for A. H. Belo common stock. If the A. H. Belo compensation committee determines that TBRSU awards are appropriate, we expect that they would be granted under terms and conditions similar to those described above for Belo.

Performance-Related Restricted Stock Units—Historical. PBRSUs may be awarded to Belo ECP participants, including executive officers. These awards are earned based upon the same performance criteria, financial performance achievement levels, and payout levels established annually for short-term cash incentives. Once the actual number of PBRSUs earned is determined after the close of the fiscal year, the PBRSUs vest at a rate of 33 1/3 percent per year over a three-year period.

In December 2005, the Belo compensation committee approved 2006 target level grants of PBRSUs for each executive officer, excluding our vice chairman, who retired effective December 31, 2006. In February 2007,

Belo assessed the December 2005 target grant of PBRSUs against actual 2006 financial performance and PBRSUs were paid to Belo executive officers at 130.8 percent of target. The amounts in the Summary Compensation Table, under the column “Stock Awards,” include the accounting expense recognized in 2006 by Belo in accordance with FAS 123R for PBRSU awards to Messrs. Decherd, Moroney, Cass, and Blizzard and Ms. Engel. Additionally, the grant date fair value of PBRSU awards made in December 2006 in respect of 2007 financial performance is contained in the “Grants of Plan-Based Awards in 2006” table.

Performance-Related Restricted Stock Unit Awards—Going Forward. In connection with the distribution, we have not determined whether we will grant PBRSU awards to our named executive officers for A. H. Belo common stock. If the A. H. Belo compensation committee determines that PBRSU awards are appropriate, we expect that they would be granted under terms and conditions similar to those described above for Belo.

Retirement Benefits—Historical. Retirement benefits are an important part of a competitive compensation program. Through December 31, 2007, Belo maintained the Belo Supplemental Executive Retirement Plan, or SERP, for key executives approved by the Belo compensation committee, including the named executive officers. Belo’s SERP is an account-balance plan, and does not guarantee a specific benefit amount to participants. The primary purpose of the SERP is to provide to key executives retirement benefits that are intended to restore retirement benefits restricted by IRS limits on qualified plans, such as the Pension Plan and the Belo Savings Plan (401(k) Plan) in which our executive officers also participate. Through 2007, Belo made annual contributions to the SERP on behalf of each of its executive officers; however, effective January 1, 2008, Belo suspended contributions to the SERP and authorized the distribution of all SERP benefits to participants, including Robert Decherd, Jim Moroney, and Skip Cass, in a lump-sum payment to be made in January 2008. Belo intends to redesign its SERP during 2008 and reevaluate the level of participation of each of its executive officers. Ms. Engel and Mr. Blizzard were not Belo SERP participants. For additional discussion of the Pension Plan and the SERP, see “Post-Employment Benefits—Pension Plan” and “Non-Qualified Deferred Compensation—Supplemental Executive Retirement Plan” below.

Retirement Benefits—Going Forward. The compensation committee of A. H. Belo will evaluate supplemental retirement plans for its key executives. However, the design of such plan or plans and the participation level of its executives have not yet been determined.

Change in Control and Severance Benefits

Employment Agreements—Historical. At December 31, 2006, Belo did not have written agreements with any of its named executive officers that would provide guaranteed payments or benefits in the event of a termination of employment or a change in control. However, effective October 1, 2007, following a review performed by Mercer of change in control severance plans at media peer companies and based on general industry data, Belo adopted a change in control severance plan. Companies included in the media peer group review were Gannett Co., Inc, Tribune Company, The Washington Post Company, The New York Times Company, the E.W. Scripps Company, Dow Jones & Company, Inc., The McClatchy Company, Meredith Corporation, Lee Enterprises, Inc., Media General, Inc., and The Hearst Corporation. General industry data was obtained from the Mercer 350 study, a study of compensation trends and market practices conducted for The Wall Street Journal that analyzes 350 of the largest United States public companies with median 2006 revenue of $7.9 billion. Over 70 percent of the companies in each group provide participation in change in control severance plans to key executives. Belo’s plan was adopted in light of media industry consolidation, including a number of notable industry mergers, in order to promote executive retention and reduce the level of uncertainty and distraction that is likely to result from a change in control or potential change in control of Belo. Belo does not design its other elements of compensation in anticipation of a change in control, but instead change in control payments are designed to provide security to executives in the event of job loss in a triggering transaction. The Belo plan provides for severance benefits for designated participants in the event of a change in control of Belo and a termination of employment under specified circumstances. The initial participants, as designated by the Belo compensation committee, are Belo’s executive officers. Additional participants may be designated by the committee from time to time.

Generally, a change in control under the Belo change in control severance plan includes (1) the acquisition by a person or group of 30 percent or more of the combined voting power of Belo’s voting securities (excluding voting securities held by Robert W. Decherd and voting securities held by any entity over which Robert Decherd has sole or shared voting power); (2) certain changes in the membership of Belo’s board of directors that are not approved by the incumbent directors; (3) consummation of a business combination or sale of substantially all of Belo’s assets, unless immediately following such transaction the beneficial owners of shares of Belo’s common stock and other securities eligible to vote immediately prior to the transaction beneficially own more than 60 percent of the combined voting power of the voting securities of the continuing company resulting from such transaction; or (4) approval by Belo shareholders of a plan of liquidation or dissolution.

Participants in the change in control severance plan will be entitled to benefits upon termination of employment within 24 months of a change in control of Belo if such termination is (1) involuntary other than for “cause” as defined in the plan or (2) voluntary for “good reason” as defined in the plan. In addition, a participant may voluntarily terminate employment for any reason or without reason during the 30 day period immediately following the first anniversary of a change in control and will be entitled to receive payments and benefits under the plan. The triggering of severance benefits upon the occurrence of both a change in control and termination of employment is a common feature of change in control benefits surveyed. Belo also believes that the ability of a participant to trigger change in control benefits during a one-month period following the first anniversary of a change in control assures continuity of senior management by giving senior executives an incentive to stay following a change in control, knowing that they will not experience a loss of severance benefits should there ultimately be incompatibility with new management. Upon such termination, a participant will receive each of the following:

•

base salary in effect at the time of change in control, plus the greater of (1) current target bonus in effect prior to the change in control or (2) actual bonus (defined as the average of the last three years’ bonus payments), multiplied by the severance multiple set forth below:

Position	Severance Multiple
Chief Executive Officer	3.0
Members of Belo’s Management Committee (other than CEO)	2.5
Executive Vice Presidents and Senior Vice Presidents (other than Management Committee members)	2.0
Vice Presidents	1.5

•	cash payment in lieu of employer-provided contributions to the Belo Savings Plan and the Pension Transition Supplement Plans for a number of years equal to the participant’s severance multiple.

•	cash payment in lieu of employer cost of medical and dental benefits in excess of employee premiums for a number of years equal to the participant’s severance multiple.

•	reimbursement for employment outplacement services up to $25,000 and legal expenses incurred to enforce participant’s rights under the plan.

The severance multiples for participants in the Belo plan are in the range of typical multiples in the plans surveyed by Mercer. If all or a portion of any payment or distribution by Belo under the plan is subject to excise tax, then Belo will make a “gross-up” payment to the terminated employee, designed to cover the excess tax liability.

The payments and benefits provided for under the change in control severance plan are in addition to those payments and benefits provided to ECP participants under the ECP. The distribution of A. H. Belo described in this information statement is not a change in control under the Belo plans.

Employment Agreements or Arrangements—Going Forward. In connection with the distribution transaction, and upon consultation with Mercer, Belo will provide certain retention and special bonuses to a selected group of executives and managers, including those of A. H. Belo. The retention incentive bonuses are intended to counter the effect of an offer by a potential employer during the uncertain time before, during, and after the distribution of A. H. Belo and will serve to retain key employees in important positions who have institutional knowledge that would be difficult to replace or restore during and after the distribution. The Belo compensation committee approved retention bonuses for Skip Cass, Ali Engel, and Dan Blizzard. The retention bonus is comprised of a payment to be made 90 days following the distribution date that is equivalent to 20 percent of the executive’s base salary, plus an assurance that such executive’s bonus for 2008 (payable in early 2009) will be equivalent to the greater of target or actual bonus achieved for 2008 under the A. H. Belo ICP. Estimated total retention bonuses are as follows: Skip Cass, $372,000; Ali Engel, $175,000; and Dan Blizzard, $144,000. The Belo board of directors, based on the recommendation of the Belo compensation committee, also approved special cash bonus awards for Jim Moroney and Robert Decherd. Rather than granting only cash incentive awards that are based on 2007 financial performance, the board determined that in light of the distribution and these executives’ strategic roles in that transaction, discretionary cash bonus awards were also appropriate. As such, the Belo compensation committee recommended aggregate cash bonus determinations for 2007 that are based, in part, on the historical annual incentive target awards which are tied to corporate financial performance, and in part on a discretionary component related to the distribution. The aggregate total of Jim Moroney’s cash award will equal $400,000 and will be paid prior to the distribution date. Mr. Decherd will receive an aggregate 2007 cash incentive award of $3,000,000, subject to the successful completion of the distribution.

Effective on the distribution date, A. H. Belo will have in place a change in control severance plan similar to that of Belo’s plan described above covering specified participants that would be triggered if there is a “change in control” (as defined to include the acquisition of 30 percent or more of the combined voting power of our outstanding voting stock) and a qualifying termination (or constructive termination) of employment during the 24-month period following a change in control. In addition, a participant may voluntarily terminate employment for any reason or without reason during the 30-day period immediately following the first anniversary of a change in control and will be entitled to receive payments and benefits under the severance plan. The triggering events would result in the payment of specified severance benefits, including a lump sum multiple of participant’s compensation, outplacement services, vesting of long-term incentive awards, and “gross up” payment if necessary to satisfy certain tax payments relating to the severance payments. The distribution is not a change in control event under the plan.

Employee Benefit Plans—Historical. Compensation and benefits under Belo’s ECP and SERP may be affected by a change in control of Belo. Generally under these plans, a change in control event means the first of the following to occur, unless the Belo board of directors has adopted a resolution stipulating that such event will not constitute a change in control for purposes of the applicable plan:

•	commencement or public announcement of a tender offer for all or any part of the Belo’s common stock;

•	acquisition of more than 30 percent of all shares of Belo common stock;

•	shareholder approval of a merger in which Belo does not survive as an independent public company;

•	shareholder approval of a sale or disposition of all or substantially all of the Belo’s assets; or

•	specified changes in the majority composition of Belo’s board.

Following a change in control of Belo, ECP bonuses are paid in full at the higher of target or forecasted full-year results in the year of the change in control; stock options held by management, including sales executives and non-employee directors, become fully-vested and are immediately exercisable; TBRSUs vest and are payable in full immediately; and PBRSUs vest at the higher of target or forecasted full-year results in the year of the change in control; and all vested units are payable in full immediately. Also, upon a change in control, the trust that holds assets to fund SERP benefits becomes irrevocable and, subject to the prior claims of Belo’s creditors, the assets of the trust may not be recovered by Belo until all SERP benefits have been paid. Because all Pension Plan participants are fully vested in their benefits under that plan, a change in control would have no effect upon participants’ benefits. In addition, the ECP provides for accelerated vesting of equity awards for terminating employees that meet the criteria for early retirement (age 55 or more with three years service). Except in connection with the recently adopted change in control severance plan, Belo’s named executive officers do not receive tax “gross up” payments to compensate them for taxes incurred as a result of payments or benefits received in connection with a change in control or termination of employment.

In addition to the change in control provisions in these plans, Belo has general severance guidelines that may or may not be followed in any particular instance when an executive officer leaves Belo. These guidelines do not entitle executive officers to any specific severance benefit or amount of benefit in the event of termination of employment. For additional discussion, see “Termination of Employment and Change in Control Arrangements” and the “Potential Payments on Termination or Change in Control at December 31, 2006” table, below.

Employee Benefit Plans—Going Forward. The change in control provisions in the A. H. Belo ICP contain terms and conditions similar to those contained in the Belo plans described above.

2006 Belo Executive Compensation

The following information summarizes annual and long-term compensation awarded to, earned by, or paid to A. H. Belo’s principal executive officer, principal financial officer, and its three other most highly-paid executive officers (the “named executive officers”) for services in all capacities to Belo and its subsidiaries for the fiscal year ended December 31, 2006. All references in the following tables to stock and stock options relate to awards of stock and stock options granted by Belo. These amounts do not necessarily reflect the compensation those persons will receive following the distribution which could be higher or lower, because historical compensation was determined by Belo and future compensation levels will be determined based on the compensation policies, programs, and procedures to be established by A. H. Belo’s compensation committee.

Summary Compensation Table
Name and Principal Position	Year	Salary	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Robert W. Decherd Chairman of the Board, President and Chief Executive Officer	2006	$925,000	$11,300	$1,499,519	$1,873,307	$1,088,700	$52,722	$288,945	$5,739,493
James M. Moroney III Executive Vice President, Publisher and Chief Executive Officer, The Dallas Morning News	2006	$510,000	$5,900	$86,971	$394,824	$144,100	$26,378	$77,832	$1,246,005
Donald F. (Skip) Cass, Jr. Executive Vice President and Secretary	2006	$420,000	$71,200	$109,866	$190,415	$253,300	$9,160	$34,656	$1,088,597
Alison K. Engel Senior Vice President/ Chief Financial Officer and Treasurer	2006	$175,000	$21,100	$15,121	$8,475	$68,700	—	$13,049	$301,445
Daniel J. Blizzard Senior Vice President	2006	$201,500	—	$14,448	$47,001	$79,100	—	$8,937	$350,986

(1)	The amounts in column (d) for Robert Decherd and Jim Moroney represent the portion of the cash incentive award that was in excess of the formula under Belo’s 2004 Executive Compensation Plan (“ECP”) due to a rounding upward of the named executive officer’s award. The amounts for Ali Engel and Skip Cass represent the cash portion of a special discretionary award in recognition of their contributions to the success of Belo’s strategic initiatives during the year.
(2)	The amounts in columns (e) and (f) reflect accounting expense recognized in 2006 for all outstanding share-based compensation issued in the form of time-based restricted stock units (“TBRSUs”), performance-based restricted stock units (“PBRSUs”), and stock options. The amounts reported in columns (e) and (f) above were recognized according to the rules of Statement of Financial Accounting Standard Number 123 as Revised (“FAS 123R”), which requires recognition of the fair value of stock-based compensation over the appropriate vesting period for the award. Expense amounts include dividend equivalents, but exclude risk of forfeiture assumptions for purposes of this disclosure. Plan provisions provide for accelerated vesting of equity awards for terminating employees that meet the criteria for early retirement (age 55 or more with three years of service). Therefore, under FAS 123R, expense for equity awards for employees that meet the early retirement criteria must be fully recognized in the year of the award. Robert Decherd meets these criteria. The amounts in column (e) for both Skip Cass and Ali Engel include the compensation expense associated with special TBRSU awards of 1,570 and 460, respectively, which instead of a three-year vesting period, have a one-year vesting period. These RSUs were awarded along with the cash component in column (d), as described in footnote 1, in recognition of their contributions toward the success of Belo’s strategic initiatives during the year.

The grant date fair value of stock and option awards in 2006 is presented in the “Grants of Plan-Based Awards in 2006” table. For additional discussion on assumptions made in determining the grant date fair value of share-based awards, see the Combined Financial Statements, Note 4—Long-Term Incentive Plan to the combined financial statements.

(3)	Amounts in column (g) above were paid during the first quarter of 2007 in respect of 2006 performance relative to financial performance targets and goals. Belo does not allow for the deferral of any amounts earned by its executives outside of the Belo Savings Plan, a qualified 401(k) plan available to substantially all employees.
(4)	The amounts indicated in column (h) are comprised of the increase in pension value for each named executive officer from the year ended December 31, 2005 to the year ended December 31, 2006. Ali Engel and Dan Blizzard do not participate in the pension plan; therefore, no amounts are reported in column (h) for either.
(5)	For 2006, Belo contributed the following amounts to the Belo Savings Plan and the Belo Supplemental Executive Retirement Plan (“SERP”), which amounts are included in column (i):

Name	Belo Savings Plan Contribution($)	SERP Contribution($)
	(a)	(b)
Robert W. Decherd	$7,260	$271,055
James M. Moroney III	$7,260	$70,572
Donald F. (Skip) Cass, Jr.	$7,260	$27,396
Alison K. Engel	$13,049	—
Daniel J. Blizzard	$8,937	—

The SERP contribution for Robert Decherd indicated above includes a $90,233 make-up contribution attributable to his previous participation in Belo’s Management Security Plan (“MSP”), which was terminated December 31, 1999. Because Ali Engel and Dan Blizzard do not participate in the Pension Plan, each is eligible for a larger company contribution to their Belo Savings Plan account. Neither Ms. Engel nor Mr. Blizzard was a participant in the SERP during 2006.

Additionally, amounts in the All Other Compensation column (i) for 2006 include $7,420 for life insurance purchased for Robert Decherd and $3,210 for tax gross up. Of this amount, $1,882 is related to the life insurance mentioned previously and $1,328 relates to Belo’s MSP make-up contribution to the SERP.

The total value of executive perquisites and personal benefits did not exceed $10,000 for any named executive officer.

The following table summarizes cash-based and equity awards that were granted under the Belo ECP during 2006.

Grants of Plan-Based Awards in 2006
					Performance-Related RSUs			Time- Based RSUs	Stock Options
	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units(3)	All Other Option Awards: Number of Securities Underlying Options (#) (4)	($/Sh) Exercise or Base price of Option Awards	Grant Date Fair Value of Stock and Option Awards ($)(5)
Name		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Robert W. Decherd	2/28/2006	—	—	—	—	—	—	59,500	—	—		$1,263,780
	12/13/2006 12/13/2006	$88,650 —	$886,500 —	$1,773,000 —	5,244 —	52,440 —	104,880 —	— —	— 157,320	$ — 18.09	$ $	948,640 774,014
James M. Moroney III	2/28/2006	—	—	—	—	—	—	13,900	—	—		$295,236
	12/13/2006	$34,320	$343,200	$686,400	2,414	24,140	48,280	—	—	—		$436,693
Donald F. (Skip) Cass, Jr.	12/1/2006	$22,500	$225,000	$450,000	1,907	19,070	38,140	19,070	—	—		$692,622
	12/1/2006							1,570	—	—		$28,511
Alison K. Engel	12/1/2006	$5,511	$55,110	$110,220	318	3,180	6,360	3,180	—	—		$115,498
	12/1/2006	—	—	—	—	—	—	460	—	—		$8,354
Daniel J. Blizzard	12/1/2006	$6,225	$62,250	$124,500	238	2,380	4,760	2,380	—	—		$86,442

(1)	The estimated future payouts under non-equity incentive plan awards are subject to a performance period that begins on January 1, 2007 and ends on December 31, 2007. The target amounts indicated in the table represent an established percent of the executive’s stated annual base salary, with the actual range of award starting at 10 percent of the target for threshold level performance up to 200 percent of the target award for performance that is at or above the maximum level of performance. Performance criteria for Robert Decherd, Ali Engel, and Dan Blizzard were based upon reported earnings per share for Belo. Messers. Moroney’s and Cass’ non-equity incentive awards were based upon attainment of certain financial goals set for the specific Belo operating companies or areas of responsibility reporting to them. Final attainment percentages may be adjusted for significant or unusual events or circumstances that are deemed to be excludable based upon the determination of Belo’s compensation committee. Non-equity incentive awards in the form of cash bonuses are generally paid in the first quarter of the year following the performance period, subject to approval or certification of performance achievement by Belo’s compensation committee.
(2)	The PBRSUs awarded in December 2006 are subject to a performance period that begins January 1, 2007 and ends December 31, 2007. One-third of the earned PBRSU award will vest on the later of the earnings release date for the fiscal year ending December 31, 2007 or the date on which the 2007 performance criteria is certified by Belo’s compensation committee. PBRSUs are paid 60 percent in shares of Belo Series A common stock and 40 percent in cash. The remaining two-thirds of the earned award are subject to additional employment-based vesting criteria and receive dividend equivalents. One-half of the remaining earned award will vest on the earnings release date for Belo for the year ending December 31, 2008 and the final portion will vest on the earnings release date for Belo for the year ending December 31, 2009.
(3)	The TBRSUs awarded February 28, 2006 are in recognition of 2005 performance. Following the conclusion of the fiscal year ending December 31, 2005, financial performance was evaluated and an incentive pool was established for providing incentive compensation to named executive officers, Robert Decherd and Jim Moroney, including TBRSUs. The TBRSUs approved by Belo’s compensation committee for each executive receiving such an award on this date are subject to a vesting period that ends on the date of the annual earnings release for Belo for the year ending December 31, 2008, and receive dividend equivalents in such amounts and such frequency as those declared on Belo Series A common stock.

The 19,070, 3,180, and 2,380 TBRSUs awarded December 1, 2006 to Skip Cass, Ali Engel, and Dan Blizzard, respectively, are in recognition of 2006 performance. The TBRSUs approved by Belo’s compensation committee for each executive receiving such an award on this date are subject to a vesting period that ends on the date of the annual earnings release for Belo for the year ending December 31, 2009, and receive dividend equivalents in such amounts and such frequency as those declared on Belo Series A common stock. As set forth in footnote 2 to the Summary Compensation Table, Skip Cass and Ali Engel also received a special one-time award of 1,570 TBRSUs and 460 TBRSUs, respectively, in recognition of their contributions toward the success of Belo’s strategic initiatives for 2006. These TBRSUs have a one-year vesting period and will be paid out as of the date of the annual earnings release for the year ending December 31, 2007.

(4)

The stock options awarded December 13, 2006 are in recognition of 2006 performance. The options vest over a three-year period, measured from the date of grant with 40 percent vesting on the one-year anniversary of the grant, 30 percent vesting on the two-year anniversary of the grant and

30 percent on the three-year anniversary of the grant. Options are granted with an exercise price equivalent to the closing market price for a share of Belo Series A common stock on the grant date. Unexercised options expire on the tenth anniversary of the date of the grant. Belo has never repriced options or made similar modifications to outstanding awards, except as necessary to prevent dilution of options holdings due to stock dividends and stock splits.

(5)	The grant date fair value for Robert Decherd’s stock option award in column (j) is based upon a Black-Scholes-Merton value of $4.92 per option, which was determined based on the following assumptions: volatility (measured as the annualized standard deviation of the sample, generally determined over the estimated life of the option)—.28; risk free rate of return—4.54 percent; dividend yield—2.76 percent; estimated life—7 years. The fair value estimates indicated above do not include any adjustments for risk of forfeiture. The fair value for the TBRSUs awarded February 28, 2006 is based on the closing market price of Series A Belo common stock on that date, which was $21.24. The fair value of the TBRSUs and PBRSUs awarded December 1 and December 13, 2006 assumes a payout at the target level of performance and uses the closing market price for a share of Belo Series A common stock on the grant date of $18.16 for the December 1 awards and $18.09 for the December 13 awards.

For 2006, the proportion of equity-based compensation in relation to total compensation, excluding changes in pension value and above-market interest from non-qualified deferred compensation plans, for each of the named executive officers was as follows: Robert Decherd-59 percent; Jim Moroney-40 percent; Skip Cass-28 percent; Ali Engel-8 percent; and Dan Blizzard-18 percent.

Equity Holdings and Value Realization

The following table contains information on all equity awards that were outstanding as of December 31, 2006.

Outstanding Equity Awards at Fiscal Year-End 2006
	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options(#) Exercisable (1)	Number of Securities Underlying Unexercised Options(#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested #(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards- Market Value of Unearned Units ($)
(a)	(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
Robert W. Decherd	—	157,320	$18.0900	12/13/2016	59,500	$1,093,015	104,880	$1,926,646
	44,800	67,200	$21.6200	12/09/2015	32,692	$600,552
	140,000	60,000	$25.2000	12/03/2014
	200,000		$27.9400	12/05/2013
	200,000		$21.5900	12/06/2012
	410,000		$17.8800	11/30/2011
	410,000		$17.3125	12/01/2010
	340,000		$19.1250	12/16/2009
	200,000		$17.7500	12/16/2008
	200,000		$26.3750	12/19/2007
	20,000		$22.1600	7/24/2007
James M. Moroney III	11,000	16,500	$21.6200	12/09/2015	13,900	$255,343	48,280	$886,904
	59,500	25,500	$25.2000	12/03/2014	871	$16,000
	75,000		$27.9400	12/05/2013
	76,000		$21.5900	12/06/2012
	104,000		$17.8800	11/30/2011
	100,000		$17.3125	12/01/2010
	90,500		$19.1250	12/16/2009
	50,000		$17.7500	12/16/2008
	49,400		$26.3750	12/19/2007
Donald F. (Skip) Cass, Jr.	8,200	12,300	$21.6200	12/09/2015	8,000	$146,960
	23,800	10,200	$25.2000	12/03/2014	19,070	$350,316	38,140	$700,632
	34,000		$27.9400	12/05/2013	1,570	$28,841
	34,000		$21.5900	12/06/2012	5,166	$94,899
	43,000		$17.8800	11/30/2011
	24,000		$19.1250	12/16/2009
	3,600		$26.3750	12/19/2007
Alison K. Engel	1,400	2,100	$21.6200	12/09/2015	2,000	$36,740
					3,180	$58,417	6,360	$116,833
					460	$8,450
Daniel J. Blizzard	2,000	3,000	$21.6200	12/09/2015	2,000	$36,740
	6,300	2,700	$25.2000	12/03/2014	2,380	$43,721	4,760	$87,441
	8,000		$27.9400	12/05/2013
	8,500		$21.5900	12/06/2012

(1)	Vesting dates for each outstanding option award for the named executive officers are:

Vesting Date	Exercise Price	Robert W. Decherd	James M. Moroney III	Donald F. (Skip) Cass, Jr.	Alison K. Engel	Daniel J. Blizzard
December 3, 2007	$25.20	60,000	25,500	10,200	—	2,700
December 9, 2007	$21.62	33,600	8,250	6,150	1,050	1,500
December 13, 2007	$18.09	62,928	—	—	—	—
December 9, 2008	$21.62	33,600	8,250	6,150	1,050	1,500
December 13, 2008	$18.09	47,196	—	—	—	—
December 13, 2009	$18.09	47,196	—	—	—	—

All stock options become exercisable in increments of 40 percent after one year and 30 percent after each of years two and three. Upon the occurrence of a change in control (as defined in the plan), all of the options become immediately exercisable, unless Belo’s board of directors has adopted resolutions making the acceleration provisions inoperative (or does so promptly following such occurrence). See also footnote 2 to the Summary Compensation Table of this information statement regarding vesting upon early retirement.

(2)	The amounts in column (g) reflect unvested TBRSUs and PBRSUs, respectively, that have been earned as of December 31, 2006, but which remain subject to additional vesting requirements that depend upon the executive’s continued employment.

Scheduled vesting of all outstanding RSU awards for each of the named executive officers is as follows:

Projected Vesting Date*	Award Type	Robert W. Decherd**	James M. Moroney III**	Donald F. (Skip) Cass, Jr.	Alison K. Engel	Daniel J. Blizzard
February 1, 2008	PBRSU	16,346	435	2,582	—	—
February 1, 2008	TBRSU	—	—	1,570	460	—
February 1, 2009	PBRSU	16,346	436	2,584	—	—
February 1, 2009	TBRSU	59,500	13,900	8,000	2,000	2,000
February 1, 2010	TBRSU	50,920	23,440	19,070	3,180	2,380

*	February 1 is used as a projected earnings release date for purposes of this disclosure. Actual vesting date is the later of the earnings release date for Belo for the previous completed fiscal year ending December 31 or the date on which the related performance criteria are certified by Belo’s compensation committee. See also footnote 2 to the Summary Compensation Table of this information statement regarding vesting upon early retirement.
**	The TBRSUs with a February 1, 2010 vesting date for Robert Decherd and Jim Moroney were awarded February 28, 2007 in respect of 2006 performance. These awards are not included in the table of outstanding equity awards at fiscal year-end 2006 of this information statement because they had not been awarded as of December 31, 2006.

(3)	The market value at year-end for outstanding awards still subject to vesting is based on the closing market price of a share of Belo Series A common stock for the year ended December 31, 2006 of $18.37.
(4)	Awards indicated in column (i) represent the maximum level of PBRSUs that could be earned by the named executives based on 200 percent of the target level awards made in December 2006. These PBRSUs are subject to the satisfaction of certain financial performance criteria that have been established by Belo’s compensation committee for fiscal year 2007. The financial performance criteria used to determine the number of PBRSUs earned by the named executive are generally the same as those used to calculate the non-equity incentive awards made under the ECP. One-third of the earned PBRSU award will vest on the later of the earnings release date for Belo for the year ending December 31, 2007 or the date on which the 2007 performance criteria are certified by Belo’s compensation committee. One-half of the remaining earned award will vest on the earnings release date for Belo for the year ending December 31, 2008 and the final portion will vest on the earnings release date for Belo for the year ending December 31, 2009. All earned PBRSUs not yet paid are subject to additional vesting requirements that are dependent upon the executive’s continued employment.

The following table presents information on amounts realized from options that were exercised during the 2006 fiscal year.

Option Exercises and Stock Vested in 2006(1)
Option Awards
Name	Number of Shares Acquired on Exercise(#)	Value Realized on Exercise($)
(a)	(b)	(c)(2)
Robert W. Decherd	336,000	$332,640
James M. Moroney III	46,000	$41,280
Donald F. (Skip) Cass, Jr.	—	—
Alison K. Engel	—	—
Daniel J. Blizzard	—	—

(1)	No RSUs vested during 2006.
(2)	The value realized upon the exercise of stock option awards is equal to the difference between the market value of Belo Series A common stock at the time of exercise and the stock option exercise price, multiplied by the number of shares acquired upon exercise of the stock option.

Post-Employment Benefits

Pension Plan. Belo offers pension benefits to certain employees through its tax-qualified pension plan, The G. B. Dealey Retirement Pension Plan (the “Pension Plan”). Until July 1, 2000, this non-contributory pension plan was available to substantially all Belo employees who had completed one year of service and had reached 21 years of age. The Pension Plan was amended effective July 1, 2000, with respect to employees other than members of the Providence Newspaper Guild (“Guild Employees”), and effective August 1, 2004 with respect to Guild Employees, to exclude employees hired or rehired after the applicable effective date from eligibility to participate in the Pension Plan. As a result, individuals who were participants or eligible to become participants prior to July 1, 2000 for non-Guild Employees and prior to August 1, 2004 for Guild Employees, were offered an election to either (1) remain eligible to participate in and accrue benefits under the Pension Plan, or (2) cease accruing benefits under the Pension Plan as of the applicable effective date. Those employees who elected to cease accruing benefits under the Pension Plan became eligible for enhanced benefits under the Belo Savings Plan, a tax-qualified defined contribution plan. Persons who are participants in the Pension Plan as a Belo employee will remain a participant in the Pension Plan if they become an employee of A. H. Belo.

The Pension Plan provides for the payment of a monthly retirement benefit based on credited years of service and average monthly compensation during the five consecutive years of highest annual compensation out of the ten most recent calendar years of employment referred to as “final monthly compensation.” The formula for determining an individual participant’s benefit is as follows: 1.1 percent times final monthly compensation times years of credited service plus .35 percent times final monthly compensation in excess of covered compensation times years of credited service (up to 35 years). Compensation under the Pension Plan includes regular pay plus overtime, bonuses, commissions, and any contribution made by Belo on behalf of an employee pursuant to a deferral election under any benefit plan containing a cash or deferred arrangement. Covered compensation is the average of the Social Security taxable wage bases over the 35-year period ending with the calendar year in which a participant will attain Social Security retirement age. A participant’s interest in the Pension Plan ordinarily becomes fully vested upon completion of five years of credited service, or upon attainment of age 62, whichever first occurs. However, as a result of the plan amendment described above, any participant employed by Belo on July 1, 2000 for non-Guild Employees and on August 1, 2004 for Guild Employees is fully vested without regard to years of service or the age of the participant. Retirement benefits under the Pension Plan are paid to participants upon normal retirement at the age of 65 or later, or upon early retirement, which may occur as early as age 55. An early retirement reduction factor, which is applied to the participant’s normal age 65 monthly benefit, is based on the participant’s Social Security normal retirement age. The percentage reduction factor is the sum of 3.33 percent times the number of years of payment between ages 55 and 60 increased for each year the Social Security normal retirement age exceeds age 65, plus 6.67 percent times the number of years between ages 60 and 65 decreased for each year the Social Security normal retirement age exceeds age 65. For example, a participant with a Social Security normal retirement age of 67 who elects to begin receiving pension benefits at age 57 would have a reduction factor of 36.7 percent. The Pension Plan also provides for the payment of death benefits. The covered compensation of the named executive officers who are participants in the Pension Plan comprises base salary and cash incentive compensation received, up to a limit of $220,000 for all participants in 2006.

The table below presents the present value of each named executive officer’s benefit under the Pension Plan at age 65, based upon credited years of service and covered compensation as of December 31, 2006.

Pension Benefits at December 31, 2006
Name	Plan Name	Number of Years of Credited Service (#)(1)	Present Value of Accumulated Benefit ($)(2)
(a)	(b)	(c)	(d)
Robert W. Decherd	The G. B. Dealey Retirement Pension Plan	33	$546,236
James M. Moroney III	The G. B. Dealey Retirement Pension Plan	26	$293,354
Donald F. (Skip) Cass, Jr.	The G. B. Dealey Retirement Pension Plan	13	$87,083
Alison K. Engel(3)	The G. B. Dealey Retirement Pension Plan	—	—
Daniel J. Blizzard(3)	The G. B. Dealey Retirement Pension Plan	—	—

(1)	As announced in the fourth quarter 2006, Belo froze benefits under the Pension Plan effective March 31, 2007, and is providing transition benefits to affected employees, including the granting of five years of additional credited service. The number of years of credited service reflected in column (c) and the present value of accumulated benefit reflected in column (d) do not include the 5-year credit. As of October 1, 2007, the present value of the accumulated benefit for each of the named executive officers, including the additional 5 years of credited service as well as service for the period from December 31, 2006 through March 31 2007, the date of the freeze, was: Robert Decherd, $772,130; Jim Moroney, $374,175; and Skip Cass, $125,317.
(2)	Belo’s pension costs and obligations are calculated using various actuarial assumptions and methodologies as prescribed under SFAS 87—Employers’ Accounting for Pensions, as amended by SFAS 158—Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. To assist in developing these assumptions and methodologies, Belo uses the services of an independent consulting firm. To determine the benefit obligations, the assumptions Belo uses include, but are not limited to, the selection of the discount rate and projected salary increases. For additional information regarding the valuation methodology and material assumptions used in quantifying the pension benefits, see the Combined Financial Statements, Note 6—Defined Benefit Pension and Other Post Retirement Plans. At December 31, 2006, Robert Decherd is eligible to receive benefits under the early retirement provisions of the Pension Plan.
(3)	Ali Engel and Dan Blizzard do not participate in the Pension Plan.

Non-Qualified Deferred Compensation

Supplemental Executive Retirement Plan. The Belo SERP provides a supplemental retirement benefit to key executives beyond the qualified retirement benefits allowed by the IRS. Federal tax law limits the amount of annual pay ($220,000 in 2006) that can be used in calculating benefits under qualified plans such as the Pension Plan and the Belo Savings Plan.

The SERP is a non-qualified defined contribution plan to which Belo makes annual contributions on behalf of its participants. To determine the amount of the annual Belo contribution, the value of a participant’s age 65 retirement benefit using the same benefit formula as that used in the Pension Plan, is projected with and without regard to IRS limits. The value of the difference between the two projected amounts is the projected SERP benefit. Every three years, the projected SERP benefit and the annual contribution amount necessary to fund the projected SERP benefit is calculated using certain assumptions about future eligible earnings and the investment rate of return. This amount is contributed annually to a rabbi trust and becomes subject to market gains and losses. The trust remains a general asset of Belo and is subject to the claims of Belo’s creditors.

The balance in each named executive officer’s SERP account is made up of the total of Belo’s contributions plus an allocation of the investment gains and losses of the trust that holds account balances. Executives with three years of continuous service with Belo are fully vested in their SERP account balance. Executives are not permitted to make contributions to the SERP.

An executive’s vested SERP balance is paid in a single lump sum following termination of his or her employment with Belo. Payment is made no sooner than six months after his or her last day of employment. An executive may be allowed to defer the distribution of a portion of his or her SERP balance, provided that portion qualified for “grandfather” status as of January 1, 2005, under section 409A of the Code. “Grandfather” status was granted as of January 1, 2005, to executives in the SERP aged 60 or more or with account balances of $450,000 or more. The payout of account balances subject to “grandfather” status is eligible for deferral under certain conditions and alternative forms of distribution may also be elected. Robert Decherd and Jim Moroney each have a SERP balance that qualifies for “grandfather” status. However, at this time, none of the named executive officers have initiated the required procedures necessary to exercise their right to defer distribution of their SERP benefit in the future.

The table below presents the allocation in the SERP for each named executive officer:

Non-Qualified Deferred Compensation for 2006
Name	Registrant Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)	Aggregate Balance at Last FYE ($)(1)(2)
(a)	(c)	(d)	(f)
Robert W. Decherd	$271,055	$510,638	$3,783,921
James M. Moroney III	$70,572	$97,645	$742,307
Donald F. (Skip) Cass, Jr.	$27,396	$18,596	$155,327
Alison K. Engel	—	—	—
Daniel J. Blizzard	—	—	—

(1)	The contribution amounts presented in column (c) are also included in column (f), above, and included in column (i) “All Other Compensation” of the Summary Compensation Table of this information statement. Ali Engel and Dan Blizzard were not participants in the SERP in 2006.
(2)	Amounts indicated in column (f) represent each named executive officer’s allocated balance from the Belo SERP. The SERP is an account balance plan; therefore, the accumulated balance in each participant’s account is available as a lump sum distribution in the event of termination for any reason, other than “cause” as determined by Belo’s compensation committee.

Termination of Employment and Change in Control Arrangements

The following descriptions reflect the amount of compensation that would have become payable to each of the named executive officers under existing arrangements if the named executive’s employment had terminated and/or there had been a change in control on December 31, 2006, given the named executive’s compensation and service levels as of such date and, if applicable, based on Belo’s closing stock price on that date. These amounts are in addition to benefits that were available without regard to the occurrence of any termination of employment or change in control, including then-exercisable stock options, and benefits available generally to salaried employees.

Except as described below, at December 31, 2006 Belo did not have written agreements with any of the named executive officers that would provide guaranteed payments or benefits in the event of a termination of employment or a change in control. Effective October 1, 2007, Belo adopted a change in control severance plan. A. H. Belo has adopted a similar plan effective on the distribution date.

The approximate value of the severance benefits available to each of the named executive officers under the ECP if he or she had been terminated, or had there been a change in control, on December 31, 2006, would have been as follows, based on a closing market price of $18.37 for Belo’s Series A common stock for the year ended December 31, 2006:

Potential Payments on Termination or Change in Control at December 31, 2006
Name and Description of Benefit	Change in Control	Death, Disability or Retirement After Age 55 with Three Years Service
(a)	(b)	(c)
Robert W. Decherd
Non-equity incentives(1)	$1,088,700	—
Stock Options(2)	$44,050	$44,050
Time-based RSUs(3)	$1,093,015	$1,093,015
Performance-related RSUs(4)	$1,864,165	$900,842
Change in Control Severance Plan Payments(5)	$7,763,074	—

Total	$11,853,004	$2,037,907

James M. Moroney III
Non-equity incentives(1)	$306,000	—
Stock Options(2)	—	—
Time-based RSUs(3)	$255,343	$255,343
Performance-related RSUs(4)	$627,152	$23,991
Change in Control Severance Plan Payments(5)	$2,890,753	—

Total	$4,079,248	$279,334

Donald F. (Skip) Cass, Jr.
Non-equity incentives(1)	$253,300	—
Stock Options(2)	—	—
Time-based RSUs(3)	$526,117	$526,117
Performance-related RSUs(4)	$497,276	$142,331
Change in Control Severance Plan Payments(5)	$1,314,268	—

Total	$2,590,961	$668,448

Alison K. Engel
Non-equity incentives(1)	$68,700	—
Stock Options(2)	—	—
Time-based RSUs(3)	$103,607	$103,607
Performance-related RSUs(4)	$58,417	—
Change in Control Severance Plan Payments(5)	$544,476	—

Total	$775,200	$103,607

Daniel J. Blizzard
Non-equity incentives(1)	$79,100	—
Stock Options(2)	—	—
Time-based RSUs(3)	$80,461	$80,461
Performance-related RSUs(4)	$43,721	—
Change in Control Severance Plan Payments(5)	$450,907	—

Total	$654,189	$80,461

(1)	In the event of a change in control, short-term, non-equity incentives (cash bonuses) are paid in a lump sum to each executive at the higher of target or actual financial performance based on current full-year forecasted results (taking into consideration actual financial performance to date). Cash bonuses are not automatically paid for executives terminating under other circumstances.

(2)	All stock options, vested or unvested, are forfeited immediately in the event an executive is terminated for cause or voluntarily resigns. In the event of a change in control or an executive’s retirement after age 55 with at least three years of service, qualification for long-term disability, or death, vesting of all option holdings is accelerated and all vested options will remain exercisable until the original expiration date of that option (10 years from the date of grant). If any named executive officer is terminated without cause, vested options will remain exercisable for a period of one year from the date of the executive’s termination of employment. Unvested options are forfeited immediately.
(3)	All unvested TBRSUs are forfeited immediately in the event an executive is terminated with or without cause or voluntarily resigns. In the event of a change in control or an executive’s retirement after age 55 with at least three years of service, qualification for long-term disability, or death, vesting of all TBRSUs is accelerated and payment is made as soon as practicable.
(4)	All unvested PBRSUs are forfeited immediately in the event an executive is terminated with or without cause or voluntarily resigns. In the event of an executive’s retirement after age 55 with at least three years of service, qualification for long-term disability, or death, vesting of all earned but unvested PBRSUs is accelerated and payment is made as soon as practicable. In the event of a change in control, unearned PBRSUs are earned and paid at the higher of target or actual financial performance based on current full-year forecasted results (taking into consideration actual financial performance to date).
(5)	Under Belo’s change in control severance plan, each executive is eligible for certain payments that depend on the executive’s position with Belo at the time of the change in control. As of December 31, 2006, the following multiples would have applied to each of the named executive officers’ payments under the plan had a change in control occurred and had the change in control severance plan been in place at that time: Robert Decherd, 3; Jim Moroney, 2.5; Skip Cass, 2; Ali Engel, 1.5; and Dan Blizzard, 1.5. These multiples are used to determine the total cash payment to be awarded to each executive, and are applied to the sum of the following components: (1) base salary in effect at the time of the change in control; (2) higher of the current target bonus in effect prior to the change in control or the average of the last three years’ bonus payments; (3) employer-provided contributions to the Belo Savings Plan for the current year; and (4) employer cost of medical and dental benefits in excess of employee premiums. In addition to this change in control amount, the employee is also eligible for outplacement services valued at no more than $25,000, plus reimbursement for any legal fees incurred to enforce the participant’s rights under the plan. The assumptions for outplacement costs and legal fees in the table above for each executive were $25,000 and $0, respectively. To the extent the cash payment and the value related to the acceleration of vesting for outstanding equity awards exceeds 3 times the employee’s average taxable compensation earned during the five years preceding the year of the change in control, excise taxes will be assessed. If all or a portion of the distribution is subject to excise tax, Belo will make a “gross up” payment to the terminated employee. For each of the executives included in the table above, with the exception of Messrs. Cass and Blizzard, an estimated “gross up” of excise taxes has been included in the total cash payment amount. The distribution is not a change in control event under the plan.

A. H. Belo Compensation Arrangements

A. H. Belo has adopted, effective as of the distribution date, benefit plans substantially similar to Belo’s benefit plans, including the Belo ECP, the Belo Savings Plan, and the Belo change in control severance plan, as well as employee health and welfare plans.

DIRECTOR COMPENSATION

Belo Director Compensation for 2006

During 2006, non-employee directors of Belo received an annual retainer package with a nominal value of $140,000. One-half of the Belo board’s annual retainer was divided between options to purchase Belo Series B common stock and TBRSUs for Belo Series A common stock. The number of options awarded was determined using an option valuation model that approximates a Black-Scholes-Merton value as of the date of the award. The number of TBRSUs awarded was derived from the number of options on a formula of three-for-one. Belo directors may elect to receive all or a portion of the remaining amount of their annual retainer in additional stock options for Belo Series B common stock or in cash. Awards are made effective with the date of the Belo annual shareholders meeting, which is generally in early May of each year.

Belo directors who served as committee chairs in 2006 received an additional $10,000 in cash compensation. Belo reimburses all directors for travel expenses incurred in attending meetings. No additional fee is paid to directors for attendance at Belo board and committee meetings. Robert Decherd, chairman of the board and chief executive officer of Belo, does not receive separate compensation for Belo board service.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Total ($)
(a)	(b)	(c)	(d)	(h)
Louis E. Caldera	$70,000	$26,391	$33,479	$129,870
Douglas G. Carlston(3)	—	—	—	—
Dealey D. Herndon	$70,000	$26,391	$33,479	$129,870
Laurence E. Hirsch	—	$26,391	$84,238	$110,629
J. McDonald Williams	$80,000	$26,391	$33,479	$139,870

(1)	TBRSUs were awarded to non-employee directors for the first time in 2006 and, as of December 31, 2006, each non-employee director held 2,205 TBRSUs. The amounts indicated in column (c) for stock awards are based on the accounting expense recognized by Belo under the requirements of FAS 123R, which includes dividend equivalents. Expense is recorded over the one-year vesting period for each award beginning at the time of grant, which was the date of the Belo annual meeting of shareholders on May 9, 2006. The actual grant date fair value of these awards was $39,602 for each director. Once vested, the TBRSUs are paid two years later, on the date of the Belo annual meeting of shareholders three years from the date of the original award. Payment of vested RSUs is made 60 percent in shares of Belo Series A common stock and 40 percent in cash.

Belo directors who voluntarily resign or retire from board service prior to the vesting of TBRSUs will receive a proportionate amount of the award based on actual service. Payment will be made on the normal payment date, which is three years from the date of the award. Vesting is accelerated and payment is made immediately for TBRSUs held by a director who becomes disabled or dies.

(2)	Amounts indicated in column (d) for option awards represent the accounting expense recognized by Belo in 2006 under the requirements of FAS 123R for stock options held by non-employee directors. Belo uses the Black-Scholes-Merton option pricing model to determine the fair value of options. The grant date fair value for the option awards made to each Belo non-employee director, with the exception of Larry Hirsch, was $26,725. The grant date fair value of Larry’s award was $80,174. For additional information with respect to the assumptions and valuation methodology for share-based compensation, see the Combined Financial Statements, Note 4—Long-Term Incentive Plan. The option exercise price is equal to the closing market price of Belo Series A common stock on the date of grant. Options vest one year from the date of grant and expire 10 years from the date of grant. Belo directors who voluntarily resign from board service prior to the vesting of options forfeit unvested options. Vesting is accelerated for options held by a director who retires, becomes disabled, or dies. In any event, vested options remain exercisable for the original term of the award for all former directors. Following are the stock option holdings of each of Belo’s non-employee directors as of December 31, 2006:

Name	Outstanding Stock Options	Exercisable Stock Options
Louis E. Caldera	44,440	37,825
Douglas G. Carlston(3)	—	—
Dealey D. Herndon	76,637	70,022
Laurence E. Hirsch	130,555	110,710
J. McDonald Williams	99,116	92,501

(3)	Doug Carlston was elected to Belo’s board on July 26, 2007. At that time, Doug Carlston received a pro rated portion of his 2007 director compensation consisting of $55,243 in cash, 1,482 TBRSUs, and 5,134 options to purchase Belo Series B common stock at an exercise price of $18.64 per share.

A. H. Belo Director Compensation

Non-employee directors of A. H. Belo will receive an annual retainer package with a nominal value of $140,000. One-half of the board’s annual retainer will be divided between options to purchase A. H. Belo Series B common stock and TBRSUs for A. H. Belo Series A common stock. The number of options awarded will be determined using a Black-Scholes-Merton value as of the date of the award. The number of TBRSUs awarded will be determined by the closing market price of A. H. Belo Series A common stock on the date of the award. Directors may elect to receive all or a portion of the remaining amount of their annual retainer in additional stock options for A. H. Belo Series B common stock or in cash. Awards will be made effective with the date of the annual shareholders meeting, which is generally expected to be held in early May of each year.

Directors who serve as committee chairs will receive an additional $10,000 in cash compensation. A. H. Belo will reimburse all directors for travel expenses incurred in attending meetings. No additional fee will be paid to directors for attendance at board and committee meetings. Robert W. Decherd, the chairman of the board, president and chief executive officer of A. H. Belo, will not receive separate compensation for board service.

PRINCIPAL SHAREHOLDERS

Ownership of Belo and A. H. Belo Common Stock

All of A. H. Belo’s outstanding shares are, and immediately prior to the distribution will be, held beneficially and of record by Belo, and none of A. H. Belo’s directors or executives own any A. H. Belo shares. The following tables set forth information as of January 25, 2008 regarding (1) the beneficial ownership of Belo common stock by each of A. H. Belo directors and named executive officers, all of A. H. Belo directors and executive officers as a group, and each other person known to us who beneficially owns 5 percent or more of the outstanding shares of Belo Series A or Series B common stock and (2) the approximate beneficial ownership of A. H. Belo common stock that will be held by such persons immediately upon completion of the distribution, assuming there are no changes in such person’s holdings since January 25, 2008 and based on our estimates as of January 25, 2008 using a distribution ratio of 0.20 shares of A. H. Belo Series A common stock for every share of Belo Series A common stock and 0.20 shares of A. H. Belo Series B common stock for every share of Belo Series B common stock. At the close of business on January 25, 2008, 88,017,240 shares of Belo Series A common stock and 14,242,739 shares of Belo Series B common stock were issued and outstanding. Based on the outstanding shares of Belo common stock on the record date and the distribution ratio, A. H. Belo expects to have an estimated 17,603,448 shares of Series A common stock and 2,848,547 shares of Series B common stock outstanding immediately after the distribution. Based on the number of shares of Belo common stock that were subject to outstanding options as of January 25, 2008, approximately 2,495,489 shares of A. H. Belo Series B common stock and no A. H. Belo Series A common stock will be subject to options immediately following the distribution.

Under the rules of the SEC, the beneficial ownership of a person or group includes not only shares held directly or indirectly by the person or group but also shares the person or group has the right to acquire or receive within 60 days of the record date pursuant to exercisable options and convertible securities. The information below, including the percentage calculations, is based on beneficial ownership of shares rather than direct ownership of issued and outstanding shares.

Unless otherwise indicated, each person listed below has sole voting power and sole dispositive power with respect to the shares of common stock indicated in the table as beneficially owned by such person. Series A common stock has one vote per share and Series B common stock has ten votes per share. Consequently, the voting power of Series B holders is greater than the number of shares beneficially owned. For example, the shares of Belo common stock beneficially owned by all A. H. Belo directors and executive officers as a group, representing 15.3 percent of the outstanding shares of Belo Series A and Series B common stock, have combined voting power of 58.3 percent. There are no known voting arrangements relating to Belo or A. H. Belo common stock among any of the persons listed below.

Stock Ownership of Directors and Executive Officers of A. H. Belo

	Shares of Belo Common Stock Beneficially Owned And Percentage of Outstanding Shares as of January 25, 2008(1)(2)(3)(4)									Shares of A. H. Belo Common Stock Beneficially Owned And Percentage of Outstanding Shares as of February 8, 2008(1)(3)(4)
	Series A			Series B			Combined Series A and Series B			Series A			Series B			Combined Series A and Series B
Name	Number	Percent		Number	Percent		Number	Percent		Number	Percent		Number	Percent		Number	Percent
Robert W. Decherd*+	49,549	*	*	8,274,364	50.9%		8,323,913	8.0%		9,909	*	*	1,654,872	50.9%		1,664,781	8.0%
James M. Moroney III+	212,707	*	*	3,690,400	24.8%		3,903,107	3.8%		42,541	*	*	738,080	24.8%		780,621	3.8%
Donald F. (Skip) Cass, Jr.+	11,887	*	*	185,350	1.3%		197,237	*	*	2,377	*	*	37,070	1.3%		39,447	*	*
Alison K. Engel+	978	*	*	2,450	*	*	3,428	*	*	195	*	*	490	*	*	685	*	*
Daniel J. Blizzard+	476	*	*	29,100	*	*	29,576	*	*	95	*	*	5,820	*	*	5,915	*	*
Louis E. Caldera*	—	*	*	44,440	*	*	44,440	*	*	—	*	*	8,888	*	*	8,888	*	*
Douglas G. Carlston*	—	*	*	—	*	*	—	*	*	—	*	*	—	*	*	—	*	*
Dealey D. Herndon*	704,279	*	*	2,737,885	19.1%		3,442,164	3.4%		140,855	*	*	547,577	19.1%		688,432	3.4%
Laurence E. Hirsch*	10,000	*	*	130,555	*	*	140,555	*	*	2,000	*	*	26,111	*	*	28,111	*	*
J. McDonald Williams*	6,000	*	*	81,859	*	*	87,859	*	*	1,200	*	*	16,371	*	*	17,571	*	*
All directors and executive officers as a group (10 persons)	995,876	1.1%		15,176,403	87.1%		16,172,279	15.3%		199,172	1.1%		3,035,279	87.1%		3,234,451	15.3%

*	Director
+	Executive Officer
**	Less than one percent
(1)	Series B shares are convertible at any time on a share-for-share basis into Series A shares but not vice versa. For purposes of determining the number of Series A shares beneficially owned by the persons listed, the person may be deemed to be the beneficial owner of the Series A shares into which the Series B shares owned are convertible. The numbers listed in the Series A column, however, do not reflect the Series A shares that may be deemed to be beneficially owned by the person listed because of this convertibility feature. If the Series A total included shares into which Series B shares held are convertible, the persons listed would be deemed to be the beneficial owners of the following percentages of the Series A shares: Robert Decherd, 8.6 percent; Jim Moroney, 4.3 percent; Dealey Herndon, 3.8 percent; and all directors and executive officers as a group, 15.7 percent. All other persons listed would be deemed to beneficially own less than 1 percent of the Series A shares. These percentages are calculated by taking the person’s number of combined Series A and Series B shares as reflected in the table above and dividing that number by the sum of (a) the Series A shares issued and outstanding, plus (b) the total of Series B shares owned by the person as reflected in the table above, plus (c) the person’s exercisable Series A stock options plus shares issuable upon the vesting and payment of restricted stock unit (RSU) awards listed in footnote (3) to the table.

The family relationships among the directors and named executive officers are as follows: Robert Decherd and Dealey Herndon are brother and sister and are second cousins of Jim Moroney.

The following shares are included in the individual’s holdings because the individual has either sole or shared voting and dispositive power with respect to such shares.

Skip Cass—1,549 Belo Series A shares owned by him and his wife as to which he shares voting and dispositive power.

Robert Decherd—13,980 Belo Series A shares held in trust for which Robert serves as trustee; Robert disclaims beneficial ownership of these shares. Robert’s holdings also include 23,159 Belo Series B shares owned by him and his wife as to which he shares voting and dispositive power.

Dealey Herndon—20,000 Belo Series A shares held by a charitable foundation she established and for which she serves as a director. Dealey disclaims beneficial ownership of these shares.

Jim Moroney—51,995 Series A shares and 2,350,277 Series B shares held by Moroney Management, Limited, a family limited partnership of which he is the managing general partner, and 52,100 Series B shares held in a family trust as to which he has sole voting authority, as well as 480 Series B shares owned by Jim and his wife as to which he shares voting and dispositive power. Jim’s holdings also include 29,800 Series A shares held by a family charitable foundation for which Jim serves as trustee; 35,777 Series A and 264,700 Series B shares and options to acquire 18,349 Series B shares held by the Estate of James M. Moroney, Jr., of which Jim is the executor; and 42,306 Series A shares and 376,596 Series B shares owned by Jim’s mother as to which he has voting and dispositive power.

(2)	Robert Decherd’s holdings include 1,125,281 Belo Series B shares owned by him and which are subject to a pledge.

(3)	The number of shares shown in the table above includes (a) shares held in the Belo Savings Plan at January 25, 2008, and (b) shares that could be purchased by exercise of options exercisable on January 25, 2008 or within 60 days thereafter (to and including March 25, 2008) under Belo’s equity compensation plans, and (c) shares that could be received upon the vesting of RSU awards in February 2008, as follows:

	Shares of Belo Common Stock Held in Belo Savings Plan		Exercisable Belo Stock Options		Net Shares Issuable Upon Vesting & Payment of RSU Awards in February 2008
Name	Series A	Series B	Series A	Series B	Series A		Series B
Robert W. Decherd	5,467	—	—	2,023,464		20,295	—
James M. Moroney III	4,909	—	—	618,099		5,089	—
Donald F. (Skip) Cass, Jr.	2,955	—	—	183,350		7,383	—
Alison K. Engel	66	—	—	2,450		912	—
Daniel J. Blizzard	—	—	—	29,100		476	—
Louis E. Caldera	—	—	—	44,440	—		—
Douglas G. Carlston	—	—	—	—	—		—
Dealey D. Herndon	—	—	—	66,637	—		—
Laurence E. Hirsch	—	—	—	130,555	—		—
J. McDonald Williams	—	—	—	75,859	—		—
All directors and executive officers as a group (10 persons)	13,397	—	—	3,173,954		34,155	—

(4)	Pursuant to SEC rules, the percentages in the table are calculated by taking the number of shares indicated as beneficially owned by the listed person or group and dividing that number by the sum of (a) the number of issued and outstanding shares in each series or the combined series, as applicable, plus (b) the number of shares of each series or the combined series, as applicable, that the person or group may purchase through the exercise of stock options or receive upon the vesting and payment of RSU awards as indicated in footnote (3) to the table.

Stock Ownership of Other Principal Shareholders (greater than 5 percent)

	Shares of Belo Common Stock Beneficially Owned And Percentage of Outstanding Shares as of September 30, 2007 (except as noted in footnotes below)(1)(2)(3)							Shares of A. H. Belo Common Stock Beneficially Owned And Percentage of Outstanding Shares as of February 8, 2008 (1)(2)
	Series A		Series B			Combined Series A and Series B		Series A		Series B			Combined Series A and Series B
Name	Number	Percent	Number	Percent		Number	Percent	Number	Percent	Number	Percent		Number	Percent
SAB Capital Advisors, L.L.C./ SAB Capital Management LP/ SAB Capital Management, L.L.C./ Scott A. Bommer (3)	6,180,638	7.0%	—	*	*	6,180,638	6.0%	1,236,127	7.0%	—	*	*	1,236,127	6.0%
767 Fifth Avenue, 21st Floor New York, NY 10153
GoldenTree Asset Management LP(4)	5,369,486	6.1%	—	*	*	5,369,486	5.2%	1,073,897	6.1%	—	*	*	1,073,897	5.2%
New York, NY 10022 300 Park Avenue
LSV Asset Management(5)	5,107,311	5.8%	—	*	*	5,107,311	5.0%	1,021,462	5.8%	—	*	*	1,021,462	5.0%
Chicago, IL 60606 One North Wacker Drive
Fidelity Management & Research Company/FMR Co., Inc.; Pyramis Global Advisors Trust Company(6)	4,627,807	5.3%	—	*	*	4,627,807	4.5%	925,561	5.3%	—	*	*	925,561	4.5%
82 Devonshire Street Boston, MA 02109
Barclays Global Investors, N.A.
Barclays Global Fund Advisors(7)	4,615,892	5.2%	—	*	*	4,615,892	4.5%	923,178	5.2%	—	*	*	923,178	4.5%
45 Fremont Street San Francisco, CA 94105

**	Less than one percent
(1)	Series B shares are convertible at any time on a share-for-share basis into Series A shares but not vice versa. For purposes of determining the number of Series A shares beneficially owned by the persons listed, the person may be deemed to be the beneficial owner of the Series A shares into which the Series B shares owned are convertible. The numbers listed in the Series A column, however, do not reflect the Series A shares that may be deemed to be beneficially owned by the person listed because of this convertibility feature.
(2)	Pursuant to SEC rules, the percentages above are calculated by taking the number of shares indicated as beneficially owned by the listed person or group and dividing that number by the sum of (a) the number of issued and outstanding shares in each series or the combined series, as applicable, plus (b) the number of shares of each series or the combined series, as applicable, that the person or group may purchase through the exercise of stock options as indicated in the notes to the table.
(3)	Based upon information contained in their report on Schedule 13G filed with the SEC on January 24, 2008, SAB Capital Advisors, L.L.C., SAB Capital Management LP, SAB Capital Management, L.L.C., and Scott A. Bommer share voting and dispositive power with respect to all of these shares, which are held as follows: 4,474,139 shares held by SAB Capital Partners, L.P. (“SAB”); 89,181 shares held by SAB Capital Partners II, L.P. (“SAB II”); and 1,617,318 shares held by SAB Overseas Master Fund, L.P. (“Master Fund”). Each of SAB, SAB II, and Master Fund share voting and dispositive power with respect to the Series A shares held by them.
(4)	Based upon information contained in its report on Form 13F for the calendar quarter ended September 30, 2007, as filed with the SEC on November 13, 2007, GoldenTree Asset Management LP has sole voting and dispositive power with respect to all of these shares.
(5)	Based upon information contained in their report on Form 13F for the calendar quarter ended September 30, 2007, as filed with the SEC on November 15, 2007, LSV Asset Management has sole voting power with respect to 3,306,020 of these shares and has sole dispositive power with respect to 5,093,811 of these shares.
(6)	Based upon information contained in their report on Form 13F for the calendar quarter ended September 30, 2007, as filed with the SEC on November 14, 2007, (a) Fidelity Management & Research Company/FMR Co., Inc. have sole voting power with respect to 4,700 of these shares and have sole dispositive power with respect to 4,526,507 of these shares and (b) Pyramis Global Advisors Trust Company has sole voting and dispositive power with respect to 101,300 of these shares.
(7)	Based upon information contained in their report on Form 13F for the calendar quarter ended September 30, 2007, as filed with the SEC on November 13, 2007 and amended on December 18, 2007, (a) Barclays Global Investors, NA, has sole voting power with respect to 2,104,731 of these shares and has sole dispositive power with respect to 2,461,300 of these shares and (b) Barclays Global Fund Advisors has sole voting and dispositive power with respect to 2,154,592 of these shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

A. H. Belo has adopted a written Code of Business Conduct and Ethics, patterned after Belo’s code of the same name, which sets forth A. H. Belo’s policy that all directors, officers, and employees avoid business and personal situations that may give rise to a conflict of interest. A “conflict of interest” under the code will occur when an individual’s private interest significantly interferes or appears to significantly interfere with A. H. Belo’s interest. The code provides that the audit committee (or its designee) is generally responsible for enforcement of the code relating to members of the board of directors; and A. H. Belo’s management committee (or its designee) is generally responsible for enforcement of the code relating to officers and employees. A. H. Belo has procedures pursuant to which significant transactions and transactions that are related person transactions under SEC rules will be subject to disclosure and review by an appropriate disinterested party (which may include one or more directors or executive officers).

In December 2005, Belo entered into a construction contract with Austin Commercial, L.P. relating to the new Dallas Morning News South Plant. As of September 30, 2007, all amounts relating to the contract have been paid and the contract is complete. The contract provided for total payments of approximately $16,198, of which approximately $13,162 was paid during the year ended December 31, 2006. Belo director Bill Solomon was, when the contract was entered into, Chairman of Austin Industries, Inc., the parent company of Austin Commercial, L.P. This transaction was reviewed and approved in advance by Belo’s audit committee in accordance with Belo’s procedures, which are similar to those described above.

Robert Decherd’s son, William Decherd, was employed by Belo from August 2005 to July 2007, when he became a full-time student at the Stanford Graduate School of Business to pursue an advanced degree. In 2006, William was promoted to product development director and previously served as product development manager. William also staffed Belo’s enterprise-wide strategy and business development activities. Prior to joining Belo, William worked in an analyst role for The Goldman Sachs Group, Inc., McKinsey & Company, and Hicks, Muse, Tate & Furst Incorporated (now known as HM Capital Partners LLC), a Dallas-based private equity firm. William’s compensation for 2006 was $160,882, consisting of base salary and a performance bonus under Belo’s management compensation plan. His base salary for 2007 was $165,000 and he received a pro rated performance bonus based on Belo’s 2007 financial results. William’s employment with Belo was discussed with Belo’s board in advance of his joining Belo. William’s 2006 compensation was reviewed and approved by the then executive vice president and the senior vice president/Human Resources, and his 2007 compensation was reviewed and approved by the then president/Media Operations and the senior vice president/Human Resources, in both cases in accordance with Belo’s normal management compensation process and the procedures referenced above.

In addition, see “Relationships Between Belo and A. H. Belo Following the Distribution” for a description of the inter-company agreements that will exist between Belo and A. H. Belo following the distribution.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

Under A. H. Belo’s certificate of incorporation, the total number of shares of all classes of stock that it has authority to issue is 127,000,000, of which 125,000,000 are shares of common stock, par value $.01 per share, and 2,000,000 are shares of preferred stock, par value $.01 per share. A. H. Belo’s equity capital structure is similar to Belo’s.

No shares of preferred stock have been issued. Based on the number of Belo shares of common stock outstanding on January 25, 2008, approximately 17,603,448 shares of A. H. Belo Series A common stock and approximately 2,848,547 shares of A. H. Belo Series B common stock will be issued to shareholders of Belo on the distribution date. All of the shares of A. H. Belo Series A and Series B common stock to be distributed to Belo shareholders in the distribution will be fully paid and non-assessable.

The following summary describes certain provisions of A. H. Belo’s certificate of incorporation and bylaws relating to its capital stock. This summary is intended as an overview only and is qualified in its entirety by reference to A. H. Belo’s certificate of incorporation and bylaws, the forms of which are included as exhibits to the registration statement on Form 10, as well as the applicable provisions of the Delaware General Corporation Law. A. H. Belo’s equity capital and governance structure is designed to mirror Belo’s existing equity capital and governance structure to the maximum extent applicable.

Common Stock

A. H. Belo’s certificate of incorporation authorizes three series of common stock, Series A common stock, Series B common stock, and Series C common stock. A. H. Belo’s certificate of incorporation authorizes the issuance of 125,000,000 shares of common stock, of which 90,000,000 shares are designated as Series A common stock, 30,000,000 shares are designated as Series B common stock, and 5,000,000 shares are undesignated. Based on the number of shares of Belo common stock outstanding on the record date and the distribution ratio, Belo expects to have approximately 17,603,448 shares of Series A common stock and 2,848,547 shares of Series B common stock outstanding immediately after the distribution. No shares of Series C common stock have been designated and issued. Under A. H. Belo’s certificate of incorporation, all outstanding shares of Series B common stock will automatically convert into shares of Series A common stock and A. H. Belo may not issue any additional shares of Series B if, as a result of the existence or issuance of such stock, A. H. Belo’s Series A common stock would be excluded from trading on the NYSE or any other national stock exchange or quotation system. Except for these limitations, our board has the authority to designate the shares of Series C common stock and to increase or decrease the number of shares of such series prior to or after the issuance of shares of that series, but not below the number of shares of such series then outstanding.

Voting Rights

Generally, the issued and outstanding shares of A. H. Belo’s Series A common stock and Series B common stock vote together as a single class on matters submitted to a vote of shareholders. Each issued and outstanding share of Series A common stock is entitled to one vote and each issued and outstanding share of Belo Series B common stock is entitled to 10 votes. Class votes by series, however, are required with respect to (1) any amendment to A. H. Belo’s certificate of incorporation that alters or changes the powers, preferences, or special rights of a series of A. H. Belo common stock that affects the respective series adversely and (2) any other matters that require class votes under the Delaware General Corporation Law. Cumulative voting is not permitted in the election of directors or otherwise.

Transfer Restrictions

Series A common stock is freely transferable. Transferability of the shares of Series B common stock, as such, is limited to certain family members of the holder of the Series B common stock, trusts established for the benefit of the holder and his or her family members, certain affiliated entities of the holder, and certain other permitted transferees. If you transfer your Series B common stock to a non-permitted transferee, such shares will automatically convert into Series A common stock.

Shares of Series B common stock may be pledged as collateral security for indebtedness, provided the shares will not be transferred to or registered in the name of the pledgee and remain subject to the transfer restrictions contained in our certificate of incorporation. In the event of foreclosure or other similar action by a pledgee, the pledged shares of Series B common stock may only be transferred to a permitted transferee under our certificate of incorporation or such shares will automatically convert into shares of Series A common stock, as the pledgee may elect.

Conversion of Series B Common Stock at the Election of a Holder

Shares of Series B common stock are convertible on a one-for-one basis into Series A common stock at any time, at the holder’s option. If A. H. Belo enters into any consolidation or merger in which the holders of Series A common stock are entitled to receive cash, stock, or any other property with respect to or in exchange for Series A common stock (or in the event of a sale of all or substantially all of A. H. Belo’s property or business), a holder of Series B common stock will have the right to convert such shares into the kind and amount of cash, stock, or respective properties that a holder of Series A common stock is entitled to receive and will have no other conversion rights regarding such shares.

Automatic Conversion of Series B Common Stock

All outstanding shares of Series B common stock will automatically, without any further act of any person or A. H. Belo, convert into shares of Series A common stock on a share-for-share basis if, as a result of the existence of the Series B common stock, the Series A common stock is excluded from trading on the NYSE or any other national exchange or quotation system. All outstanding shares of Series B common stock will also be converted into shares of Series A common stock at A. H. Belo’s option (1) if A. H. Belo’s board and the holders of a majority of the outstanding shares of Series B common stock approve the conversion of all of the Series B common stock into Series A common stock or (2) if A. H. Belo’s board elects to convert the Series B common stock (a) in order to avoid the exclusion of Series A common stock from trading on the NYSE or any other national exchange or quotation system or (b) due to the requirements of federal or state law, in any such case, as a result of the existence of the Series B common stock. Further, if you transfer your shares of Series B common stock to a non-permitted transferee, such shares will automatically convert into shares of Series A common stock.

Dividends

Holders of a series of common stock are entitled to share equally, on a per share basis, in dividends, if any, that may be declared by A. H. Belo’s board. A. H. Belo’s shareholders are also entitled to share ratably in the net assets available for distribution to them upon liquidation, dissolution, and winding-up.

Dividends must be paid on both the Series A common stock and Series B common stock, at any time that dividends are paid on either. Stock dividends must be paid at the same rate for each series, with dividends payable in shares of Series A common stock payable only to holders of Series A common stock and dividends payable in shares of Series B common stock payable only to holders of Series B common stock.

Preferred Stock

None of the 2,000,000 shares of authorized preferred stock are outstanding. A. H. Belo’s certificate of incorporation authorizes A. H. Belo’s board to issue preferred stock in one or more series, to set from time to time the number of shares to be included in each series, and to determine the designations, powers, preferences, and rights of the shares of each series and the qualifications, limitations, or restrictions thereof. Although the ability of A. H. Belo’s board to designate and issue shares of preferred stock provides A. H. Belo with flexibility regarding the ability to engage in future public offerings to raise additional capital, the issuance of shares of preferred stock may have adverse effects on the holders of A. H. Belo common stock. A. H. Belo would, for example, be restricted in its ability to declare dividends on its common stock if dividends on shares of its preferred stock have not been paid; the voting power of A. H. Belo common stock would be diluted to the extent the shares of A. H. Belo preferred stock have voting rights; or, the participation of the holders of A. H. Belo common stock in A. H. Belo’s assets in a liquidation of A. H. Belo would be deferred until the satisfaction of any liquidation preference granted to holders of preferred stock. In addition, the issuance of preferred stock could make it more difficult for a third party to acquire a majority of A. H. Belo’s outstanding voting stock and, accordingly, may be used as an “anti-takeover” device. Except pursuant to our shareholder rights agreement, A. H. Belo’s board, however, currently does not contemplate the issuance of any shares of preferred stock.

Junior Participating Preferred Stock

Shares of A. H. Belo’s junior participating preferred stock, Series A, or “Series A preferred stock,” will be reserved for issuance upon exercise of the rights under A. H. Belo’s shareholder rights agreement. See “Certain Anti-Takeover Provisions—Shareholder Rights Agreement.” Shares of A. H. Belo’s Series A preferred stock may be purchased only after the rights have become exercisable, and each share of Series A preferred stock:

•	will rank junior to any other class or series of A. H. Belo preferred stock with respect to the payment of dividends and the distribution of assets.

•

will entitle holders to a quarterly dividend in an amount per share equal to the greater of (1) $1.00, or (2) the product of (a) 200 (subject to antidilution adjustment) and (b) the aggregate per share amount of all dividends declared on A. H. Belo’s common stock since the preceding dividend payment date.

•	will entitle holders to 200 votes (subject to antidilution adjustment) on all matters submitted to a vote of A. H. Belo’s shareholders.

•

in the event of a liquidation of A. H. Belo, will entitle holders to a preferred liquidation payment equal to $100 per share, plus accrued and unpaid dividends, provided that holders shall be entitled to receive not less than an aggregate amount per share equal to the product of (1) 200 (subject to antidilution adjustment) and (2) the aggregate amount to be distributed per share to holders of A. H. Belo common stock.

•

in the event of any consolidation, merger, combination, or other transaction in which shares of A. H. Belo common stock are exchanged for or changed into stock or securities of another entity, cash and/or other property, shall be exchanged or changed into an amount per share equal to the product of (1) 200 (subject to antidilution adjustment) and (2) the aggregate amount of stock, securities, cash, and/or other property into which or for which each share of A H. Belo common stock is changed or exchanged.

The Series A preferred stock is not redeemable.

The exercise price of the rights, the number of shares of Series A preferred stock issuable, and the number of outstanding rights will adjust to prevent dilution that may result from a stock dividend, a stock split, or a reclassification of the Series A preferred stock or A. H. Belo common stock.

A. H. Belo’s certificate of incorporation may not be amended in any manner that would materially alter or change the powers, preferences, or special rights of the Series A preferred stock so as to affect them adversely without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A preferred stock voting as a single class.

No Preemptive Rights

No holder of any A. H. Belo stock of any class authorized at the distribution date will have any preemptive right to subscribe to any A. H. Belo securities of any kind or class.

Listing

The shares of A. H. Belo Series A common stock have been authorized for listing on the NYSE under the trading symbol “AHC.” “When-issued” trading of shares of A. H. Belo Series A common stock began on January 23, 2008. A listing with a distinct listing symbol for A. H. Belo Series A when-issued common stock appears on the NYSE. On the first trading day after the distribution date, all when-issued trading, if any, will end and regular-way trading in shares of A. H. Belo Series A common stock will begin.

Sales of Unregistered Securities

In connection with its incorporation, on October 1, 2007, A. H. Belo issued 1,000 shares of A. H. Belo common stock, par value $.01 per share, to a subsidiary of Belo in consideration of an aggregate capital contribution of $1,000 by Belo. A. H. Belo did not register this issuance of securities under the Securities Act because it did not involve any public offering of securities.

Transfer Agent

The transfer agent and registrar for A. H. Belo common stock is Mellon Investor Services LLC. The contact information for the transfer agent and registrar is:

The Bank of New York Mellon

Shareowner Services

P. O. Box 358015

Pittsburgh, PA 15252-8015

(866) 210-7801

CERTAIN ANTI-TAKEOVER PROVISIONS

General

A. H. Belo’s certificate of incorporation, bylaws, the shareholder rights agreement, the change in control severance plan, several inter-company agreements to be entered into between A. H. Belo and Belo, and the Delaware General Corporation Law contain certain provisions that (1) could discourage, delay or make more difficult transactions involving an actual or potential change in control of A. H. Belo; (2) may limit the ability of shareholders to remove current directors (or management) or approve a transaction that a majority of shareholders may deem to be in their best interests; and (3) could otherwise adversely affect the price of A. H. Belo Series A common stock. These provisions have been implemented to enable A. H. Belo, particularly (but not exclusively) in the initial years of its existence as a separate public company, to develop its business in a manner that should foster its long-term growth without disruption caused by the threat of a possible takeover that A. H. Belo’s board of directors deems not to be in the best interests of A. H. Belo. The shareholder rights agreement also would make such transactions more difficult. In addition, certain provisions of the inter-company agreements that Belo and A. H. Belo will enter into in connection with the distribution could discourage third parties from making proposals involving an acquisition or change in control of A. H. Belo. See “Relationships Between Belo and A. H. Belo Following the Distribution.”

Further, 58.3 percent of the voting power of our outstanding voting stock as of the record date was held by A. H. Belo’s directors and executive officers. Such concentration of voting power could discourage third parties from making proposals involving an acquisition of control of A. H. Belo. See “Principal Shareholders.”

Set forth below is a summary of certain provisions contained in our certificate of incorporation, bylaws, the shareholder rights agreement, the change in control severance plan, the inter-company agreements, and the applicable provisions of the Delaware General Corporation Law that could impede or delay an acquisition of control of A. H. Belo that the board of directors would not approve. This summary is intended as an overview only and is qualified in its entirety by reference to the documents evidencing such provisions, the forms of which are included as exhibits to the registration statement on Form 10, as well as the applicable provisions of the Delaware General Corporation Law.

Series of Common Stock

A. H. Belo’s certificate of incorporation authorizes three series of common stock, Series A common stock, Series B common stock, and Series C common stock. A. H. Belo’s certificate of incorporation authorizes the issuance of 125,000,000 shares of common stock, of which 90,000,000 shares are designated as Series A common stock, 30,000,000 shares are designated as Series B common stock, and 5,000,000 shares are undesignated. Except for limitations relating to the continued listing of the Series A common stock on a national stock exchange or quotation system, A. H. Belo’s board has the authority to designate the shares of Series C common stock and to increase or decrease the number of shares of such series prior to or after the issuance of shares of that series, but not below the number of shares of such series then outstanding. In addition, shares of A. H. Belo’s Series A common stock and Series B common stock generally vote together as a single class on matters submitted to a vote of shareholders. Each issued and outstanding share of Series A common stock is entitled to one vote and each issued and outstanding share of Series B common stock is entitled to 10 votes.

A. H. Belo’s dual common equity capital structure permits holders of Series B common stock with voting power that is greater than the number of shares that they own. A holder of Series B common stock will have greater voting power per share than a holder of Series A common stock holding the same number of shares. As a consequence, holders of Series B common stock have significant influence over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of A. H. Belo or its assets. A. H. Belo’s dual common equity capital structure could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to take control of A. H. Belo and could make more difficult transactions including an actual or potential change in control.

Classified Board of Directors

A. H. Belo’s certificate of incorporation provides for our board of directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of our directors will be elected each year. The first class of directors will initially serve a one-year term, and the second class of directors will initially serve a two-year term. Thereafter, each class of directors will be elected for a three-year term. See “Management.”

This provision could prevent a party who acquires control of a majority of the voting power of our outstanding voting stock from obtaining control of A. H. Belo’s board of directors until the second annual shareholders meeting following the date of such acquisition and could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of A. H. Belo and thus could increase the likelihood that incumbent directors will continue to hold their positions.

Number of Directors; Removal; Filling Vacancies

A. H. Belo’s certificate of incorporation and bylaws provide that its board of directors or shareholders may from time to time determine the number of directors.

Under A. H. Belo’s bylaws, a director or the entire board of directors may be removed only for cause and only by a vote of shareholders representing not less than a majority of the voting power of our outstanding voting stock. A. H. Belo’s bylaws further provide that vacant directorships may be filled only by a majority vote of the remaining directors even if the number of the remaining directors does not provide for a quorum.

No Shareholder Action by Written Consent; Special Meeting

A. H. Belo’s certificate of incorporation provides that shareholders may take action only at an annual or special shareholders meeting. The shareholders are thus prohibited from taking any action by written consent in lieu of a meeting. A. H. Belo’s bylaws provide that special meetings of shareholders may be called only by (1) its chief executive officer; (2) its board of directors; or (3) the holders of not less than one-fifth of the voting power of our outstanding voting stock.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

A. H. Belo’s bylaws establish advance notice procedures regarding shareholder proposals and the nomination of candidates for election as directors, other than by or at the direction of our board. These procedures provide that the notice of shareholder proposals and shareholder nominations for the election of directors at a meeting must be in writing and received at our principal executive offices generally not less than 60 days and not more than 90 days prior to the first anniversary of the preceding year’s annual meeting. If the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary date of the preceding year’s annual meeting, then the shareholder must deliver the notice no later than the close of business on the later of the 60th day prior to the annual meeting or the 10th day following the day on which the date of the meeting is publicly announced. The notice of shareholder nominations must set forth certain information specified in A. H. Belo’s bylaws and required by the applicable federal proxy rules.

Supermajority and Fair Price Provisions

A. H. Belo’s certificate of incorporation requires that certain mergers, consolidations, sale of all or substantially all of its assets, and dissolutions must be approved the affirmative vote of the holders of at least two-thirds, rather than a majority as provided by Delaware General Corporation Law, of the voting power of our outstanding voting stock. A. H. Belo’s certificate of incorporation further requires the affirmative vote of the holders of at least 80 percent of the voting power of our outstanding voting stock, for approval of certain business transactions with any shareholder who owns more than 10 percent of the voting power of our outstanding voting stock, including certain mergers or combinations, sales or other dispositions of assets, issuances of securities, liquidations or dissolutions, or reclassifications of securities or recapitalizations. The 80 percent vote requirement does not apply to any transaction, if the transaction does not involve cash or any other consideration being received by our shareholders, that is approved by a majority of A. H. Belo’s continuing directors (as defined in A. H. Belo’s certificate of incorporation) or, in the case of any such other transaction, that is approved by a majority of A. H. Belo’s continuing directors and satisfies certain procedural requirements set forth in A. H. Belo’s certificate of incorporation as well as minimum price requirements.

Amendments to Bylaws

A. H. Belo’s certificate of incorporation provides that only our board of directors or holders of at least two-thirds of the voting power of our outstanding voting stock have the power to amend or repeal our bylaws.

Amendment of the Certificate of Incorporation

Any proposal to amend, alter, change, or repeal any provision of A. H. Belo’s certificate of incorporation requires the affirmative vote of a majority of the voting power of our outstanding voting stock, except that the affirmative vote of the holders of at least two-thirds of the voting power of our outstanding voting stock is required to amend the provision of A. H. Belo’s certificate of incorporation relating to (1) the approval of any merger, consolidation, sale of all or substantially all of our property and assets, or our dissolution or (2) the alteration, amendment, or repeal of A. H. Belo’s bylaws. The affirmative vote of at least 80 percent of the voting power of our outstanding voting stock is required to amend, alter, or repeal the provisions of our certificate of incorporation relating to certain business transactions with an interested shareholder.

Preferred Stock

A. H. Belo’s certificate of incorporation authorizes the board of directors to designate and issue preferred stock in one or more series and to determine, with respect to any series of preferred stock, the powers, preferences, and rights, including whether the shares have voting rights in addition to the voting rights provided by law, of each series.

A. H. Belo believes that the availability of the preferred stock will provide it with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. Having the authorized shares readily available for issuance will allow A. H. Belo to issue shares of preferred stock without the expense and delay of a special shareholders’ meeting. The authorized shares of preferred stock, as well as shares of A. H. Belo common stock, will be available for issuance without further action by our shareholders, unless that action is required by applicable law or the rules of any stock exchange on which our securities are listed. Although A. H. Belo’s board of directors has no intention at the present time of doing so, it would have the power (subject to applicable law) to issue a series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer, or other takeover attempt. For instance, subject to applicable law, a series of preferred stock might impede a business combination by including class voting rights which would enable the holders to block the transaction. See “Certain Anti-Takeover Provisions—Shareholder Rights Agreement” below.

Shareholder Rights Agreement

On January 11, 2008, the board of directors of A. H. Belo adopted the shareholder rights agreement between A. H. Belo and Mellon Investor Services LLC, a New Jersey limited liability company, as rights agent. Each outstanding share of A. H. Belo common stock issued in the distribution will have attached to it a right entitling its holder to purchase from A. H. Belo one two-hundredths of a share of Series A junior participating preferred stock (subject to antidilution provisions) upon the occurrence of certain triggering events. The initial purchase price for the Series A junior participating preferred stock is $80, subject to certain adjustments. Until one of those triggering events occurs, or the rights are earlier redeemed, exchanged, or expired, the rights will not be evidenced by separate certificates and may be transferred only with the common stock to which they are attached.

The rights will become exercisable 10 days after a public announcement that any person or group beneficially owns 15 percent or more of the outstanding shares of A. H. Belo common stock, or 10 business days (or such later date as the A. H. Belo board may determine) after a person or group commences an offer the consummation of which would result in any person or group beneficially owning 15 percent or more of the outstanding shares of A. H. Belo common stock, whichever occurs first. In the event that the rights become exercisable, A. H. Belo will distribute separate rights certificates evidencing the rights to all holders of A. H. Belo common stock held on the date the rights become exercisable. In the event any person or group has become the beneficial owner of 15 percent or more of A. H. Belo common stock, each right will then entitle its holder (except the acquiring party whose rights become void) to purchase, in lieu of the Series A junior participating preferred stock, the number of shares of A. H. Belo Series A common stock having a market value of two times the exercise price of the right.

If, following the date that a person or group becomes the beneficial owner of 15 percent or more of A. H. Belo common stock, A. H. Belo merges into or consolidates with, or transfers 50 percent or more of its consolidated assets or earning power to another entity (other than A. H. Belo or its subsidiaries), then each right will then entitle its holder to purchase the number of shares of A. H. Belo Series A common stock of the acquiring entity having a market value of two times the exercise price of the right.

As soon as practicable after the rights distribution date, the rights agent will mail to each record holder of A. H. Belo common stock as of the close of business on the rights distribution date certificates evidencing the rights. From and after the rights distribution date, the separate certificates alone will represent the rights. Except as otherwise provided in the shareholder rights agreement, only shares of A. H. Belo common stock issued or sold by A. H. Belo prior to the rights distribution date will receive rights.

The rights are not exercisable until the rights distribution date and will expire on January 11, 2018, unless earlier redeemed or exchanged by A. H. Belo as described below.

The exercise price of the rights, the number of shares of Series A preferred stock issuable, and the number of outstanding rights will adjust to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Series A preferred stock or A. H. Belo common stock.

A. H. Belo’s board of directors may redeem the rights, in whole, but not in part, at a price of $0.005 per right (subject to certain adjustments), at any time prior to such time any person acquires 15 percent or more of A. H. Belo’s common stock and the expiration date of the rights.

At any time after a person acquires 15 percent or more of A. H. Belo’s outstanding common stock, A. H. Belo’s board of directors may cause A. H. Belo to exchange for all or part of the then-outstanding and exercisable rights shares of A. H. Belo common stock at an exchange ratio of one common share per right, adjusted to reflect any stock split, stock dividend, or similar transaction.

Until a right is exercised, its holder, as such, will have no rights as a shareholder with respect to such rights, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights in connection with the distribution of A. H. Belo shares will not result in the recognition of taxable income by A. H. Belo shareholders or A. H. Belo, shareholders may, depending upon the circumstances, recognize taxable income after a triggering event.

The terms of the rights may be amended by A. H. Belo’s board of directors without the consent of the holders of the rights. From and after the acquisition of 15 percent or more of A. H. Belo’s common stock, however, no amendment can adversely affect the interests of the holders of the rights. A. H. Belo’s board of directors can lower the 15 percent threshold to not less than 10 percent.

The rights will have certain anti-takeover effects. For example, the rights will cause substantial dilution to any person or group who attempts to acquire a significant interest in A. H. Belo without advance approval from A. H. Belo’s board of directors. As a result, the overall effect of the rights may be to render it more difficult or to discourage any attempt to acquire A. H. Belo, even if the acquisition would be in the best interests of A. H. Belo’s shareholders. Because the A. H. Belo board can redeem the rights prior to the acquisition of 15 percent or more of A. H. Belo’s common stock, the rights should not interfere with a merger or other business combination approved by A. H. Belo’s board of directors.

For so long as the rights continue to be associated with A. H. Belo common stock, each new share of common stock A. H. Belo issues will include a right. Shareholders will not be required to pay any separate consideration for the rights issued with A. H. Belo common stock.

Change In Control Severance Plan

Effective on the distribution date, A. H. Belo will have in place a change in control severance plan covering specified participants that would be triggered if there is a “change in control” (as defined to include the acquisition of 30 percent or more of the combined voting power of our outstanding voting stock) and a qualifying termination (or constructive termination) of employment during the 24-month period following a change in control. In addition, a participant may voluntarily terminate employment for any reason or without reason during the 30-day period immediately following the first anniversary of a change in control and will be entitled to receive payments and benefits under the severance plan. The triggering events would result in the payment of specified severance benefits, including a lump sum multiple of participant’s compensation, outplacement services, vesting of long-term incentive awards, and “gross up” payment if necessary to satisfy certain tax payments relating to the severance payments.

Inter-Company Agreements

The separation and distribution agreement, services agreement, tax matters agreement, employee matters agreement, and other agreements described elsewhere in the information statement could have certain anti-takeover effects. See “Relationships Between Belo and A. H. Belo Following the Distribution.”

Delaware Law

A. H. Belo is subject to the provisions of section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203 prevents Delaware corporations from engaging in a business combination involving a merger or sale of more than 10 percent of the corporation’s assets with any shareholder who is deemed to be interested under this section, for three years following the date that the shareholder became an interested shareholder, unless:

•	the transaction that resulted in the shareholder becoming an interested shareholder was approved by the board of directors prior to the date the interested shareholder attained that status;

•

upon consummation of such transaction, the interested shareholder owned at least 85 percent of the voting power of our outstanding voting stock at the time the transaction commenced, excluding the voting power of those shares owned by (1) persons who are directors as well as officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the consummation of such transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least two-thirds of the voting power of our outstanding voting stock that are not owned by the interested shareholder.

A shareholder is deemed to be interested under section 203 if he owns 15 percent or more of the voting power of our outstanding voting stock, as well as affiliates and associates of any such person.

A Delaware corporation may opt out of section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a shareholders’ amendment approved by at least a majority of the voting power of our outstanding voting stock. Because A. H. Belo has not opted out of the provisions of section 203, this statute could prohibit or delay mergers or other takeover or change in control attempts with respect to A. H. Belo and, accordingly, may discourage attempts to acquire A. H. Belo. Also, section 203 may have the effect of preventing changes in A. H. Belo’s management because it is possible that its provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.

However, section 203 may encourage companies interested in acquiring A. H. Belo to negotiate in advance with our board of directors. If a majority of the directors then in office approved either the business combination or the transaction which results in the shareholder becoming an interested shareholder, the shareholder approval requirement under section 203 would be avoided.

Limitation of Liability of Directors

A. H. Belo’s certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. It therefore provides that our directors will not be personally liable to A. H. Belo or our shareholders for monetary damages for breach of their fiduciary duties, except for liability:

•	for any breach of their duty of loyalty to A. H. Belo or our shareholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under section 174 of the Delaware General Corporation Law relating to unlawful payments of dividends or unlawful stock repurchases (or redemptions); or

•	for any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission.

A. H. Belo’s certificate of incorporation provides that any future repeal or amendment of its terms (including any amendment or repeal of A. H. Belo’s certificate of incorporation made by virtue of any change in the Delaware General Corporation Law) will not adversely affect any rights or protection of directors described above with respect to acts or omissions that occurred prior to such repeal or amendment.

Indemnification of Officers, Directors, and Employees

A. H. Belo’s bylaws provide for indemnification of, and advancement of expenses to, any person who was or is a party, or was or is threatened to be made a party, in any action, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was or has agreed to become a director, officer, employee, or agent of A. H. Belo, or is, or was, or was serving at A. H. Belo’s request as, a director, officer, employee, or agent of another enterprise against all expenses, including attorneys’ fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, provided that the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of A. H. Belo, and, with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful. This right to indemnification includes the right to receive payment of any expenses incurred by the person being indemnified in connection with such proceeding in advance of the final disposition of the proceeding, provided the indemnified person delivers to A. H. Belo an undertaking to repay all amounts so advanced if it is ultimately determined that such indemnified person is not entitled to be indemnified by A. H. Belo. In addition to the indemnification and advancement of expenses described above, under A. H. Belo’s bylaws, A. H. Belo will indemnify, and advance expenses to, the persons listed above to the fullest extent permitted by the Delaware General Corporation Law, any other applicable law or A. H. Belo’s certificate of incorporation. Any indemnification will be paid by A. H. Belo unless otherwise decided by (1) a majority vote of a quorum of our disinterested directors; (2) independent legal counsel in a written opinion; or (3) a majority vote of the voting power of our outstanding voting stock.

A. H. Belo’s bylaws also give A. H. Belo the power to purchase and maintain insurance for such persons whether or not it would have the power to indemnify them against such liabilities.

WHERE YOU CAN FIND MORE INFORMATION

A. H. Belo has filed a registration statement on Form 10 with the SEC with respect to the shares of its common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to A. H. Belo and its common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet at the SEC’s Web site at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information contained on any Web site referenced in this information statement is not incorporated by reference into this information statement or the registration statement of which this information statement is a part.

After the distribution, A. H. Belo will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements, and other information with the SEC. Our future filings will be available from the SEC as described above.

A. H. Belo will make its SEC filings available free of charge through our Web site (www.ahbelo.com) as soon as practicable after they are electronically filed with the SEC. After the distribution, you may also request a copy of A. H. Belo’s future SEC filings at no cost, by writing or telephoning us at:

A. H. Belo Corporation 400 South Record Street Dallas, Texas 75202 (214) 977-6606 Attn: Corporate Secretary

We intend to furnish holders of our common stock with annual reports containing financial statements prepared in accordance with GAAP and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Belo Corp.

We have audited the accompanying balance sheet of A. H. Belo Corporation (“A. H. Belo”) as of October 11, 2007. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of A. H. Belo’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of A. H. Belo’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the balance sheet referred to above presents fairly, in all material respects, the financial position of A. H. Belo Corporation as of October 11, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Dallas, Texas

October 11, 2007

A. H. Belo Corporation

Balance Sheet

October 11, 2007

Assets
Cash	$1,000

$1,000

Shareholder’s Equity
Common stock; $0.01 par value; 1,000 shares authorized, issued and outstanding	$10
Additional paid-in capital	990

$1,000

See accompanying Note to Balance Sheet.

A. H. Belo Corporation

Note to Balance Sheet

On October 1, 2007, Belo Corp. (“Belo”) announced a plan to distribute its newspaper publishing business to its shareholders to create a separate public company. On October 1, 2007, Belo also formed a new, wholly-owned subsidiary, A. H. Belo Corporation (“A. H. Belo”), to serve as the holding company for its newspaper business and related businesses. A. H. Belo was initially capitalized for $1,000 and issued 1,000 shares of its common stock, at $0.01 par value per share, to a subsidiary of Belo.

In anticipation of the distribution, Belo and A. H. Belo will enter into a separation and distribution agreement under which Belo will transfer all of the assets and liabilities associated with its newspaper business and related businesses to A. H. Belo. The assets and liabilities transferred to A. H. Belo will be recorded at historical cost as a reorganization of entities under common control. Belo will not have any ownership interest in A. H. Belo subsequent to the distribution, but will continue to conduct business with A. H. Belo pursuant to various inter-company agreements.

Management expects that the shares of A. H. Belo will be distributed to Belo shareholders in the form of a tax-free distribution to Belo shareholders for United States federal income tax purposes. Shareholders that owned shares of Belo Series A common stock or Belo Series B common stock on the record date will receive shares of A. H. Belo Series A common stock or A. H. Belo Series B common stock, respectively, based on the distribution ratio. The distribution will result in A. H. Belo operating as a separate entity with publicly traded common stock.

The accompanying balance sheet presents A. H. Belo’s financial position as of October 11, 2007. Statements of operations and cash flows have not been presented as there has been no significant activity since formation. Cash represents amounts on deposit with a banking institution.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Belo Corp.

We have audited the accompanying combined balance sheets of the A. H. Belo Businesses (as defined in Note 1, the “Company”) as of December 31, 2006 and 2005, and the related combined statements of operations, Belo Corp.’s equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the combined financial statements, effective January 1, 2006, the Company changed its method of accounting for share-based compensation.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the A. H. Belo Businesses at December 31, 2006 and 2005, and the combined results of their operations and cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Dallas, Texas

October 11, 2007

A. H. BELO BUSINESSES

COMBINED STATEMENTS OF OPERATIONS

	Years ended December 31,			Nine months ended September 30,
In thousands	2004	2005	2006	2006	2007
				(unaudited)
Net operating revenues
Advertising	$669,811	$687,140	$674,140	$496,738	$447,160
Circulation	96,786	104,790	116,265	87,150	83,721
Other	12,545	30,414	27,328	20,632	19,048

Total net operating revenues	779,142	822,344	817,733	604,520	549,929

Operating costs and expenses
Salaries, wages and employee benefits	314,900	306,690	322,947	244,210	220,631
Other production, distribution and operating costs	190,001	226,438	258,076	189,141	192,312
Newsprint, ink and other supplies	136,190	141,901	132,775	100,880	77,712
Depreciation	41,659	39,608	39,996	29,767	33,854
Amortization	6,710	6,614	6,582	4,936	4,874

Total operating costs and expenses	689,460	721,251	760,376	568,934	529,383

Earnings from operations	89,682	101,093	57,357	35,586	20,546

Other income and expense
Interest expense on notes payable to Belo Corp.	(16,510)	(23,661)	(31,814)	(23,453)	(26,547)
Other income, net	862	748	1,504	688	3,312

Total other income and expense	(15,648)	(22,913)	(30,310)	(22,765)	(23,235)

Earnings (loss)
Earnings (loss) before income taxes	74,034	78,180	27,047	12,821	(2,689)
Income taxes	28,745	30,361	11,868	6,071	688

Net earnings (loss)	$45,289	$47,819	$15,179	$6,750	$(3,377)

See accompanying Notes to Combined Financial Statements.

A. H. BELO BUSINESSES

COMBINED BALANCE SHEETS

Assets

	December 31,		September 30, 2007
In thousands	2005	2006
			(unaudited)
Current assets:
Cash and temporary cash investments	$11,440	$10,521	$8,019
Accounts receivable (net of allowance of $5,283, $4,298, and $4,107 at December 31, 2005 and 2006 and September 30, 2007, respectively)	104,930	100,817	85,146
Inventories	19,679	20,926	14,994
Deferred income taxes	4,757	4,738	4,903
Other current assets	9,813	8,154	7,618

Total current assets	150,619	145,156	120,680
Property, plant and equipment, at cost:
Land	46,425	46,518	46,403
Buildings and improvements	174,370	177,490	198,571
Publishing equipment	316,372	324,438	351,337
Other	133,318	142,235	148,443
Advance payments on property, plant and equipment expenditures	41,076	81,645	50,556

Total property, plant and equipment	711,561	772,326	795,310
Less accumulated depreciation	427,435	459,839	493,855

Property, plant and equipment, net	284,126	312,487	301,455
Intangible assets, net	53,506	46,925	42,050
Goodwill	464,091	464,091	464,091
Other assets	29,319	26,156	30,128

Total assets	$981,661	$994,815	$958,404

See accompanying Notes to Combined Financial Statements.

A. H. BELO BUSINESSES

COMBINED BALANCE SHEETS (continued)

Liabilities and Belo Corp.’s Equity

	December 31,		September 30, 2007
In thousands	2005	2006
			(unaudited)
Current liabilities:
Accounts payable	$40,975	$29,041	$20,128
Accrued compensation and benefits	30,864	31,262	28,486
Accrued interest on notes payable to Belo Corp.	23,644	31,802	26,893
Other accrued expenses	1,942	1,358	1,911
Advance subscription payments	25,460	24,476	24,587
Current portion of notes payable to Belo Corp.	1,435	932	392

Total current liabilities	124,320	118,871	102,397
Deferred income taxes	44,077	31,378	21,307
Notes payable to Belo Corp.	332,710	353,893	379,697
Other liabilities	8,763	9,446	12,465

Commitments and contingent liabilities

Belo Corp.’s equity	471,791	481,227	442,538

Total liabilities and Belo Corp.’s equity	$981,661	$994,815	$958,404

See accompanying Notes to Combined Financial Statements.

A. H. BELO BUSINESSES

COMBINED STATEMENTS OF BELO CORP.’S EQUITY

Years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2007

In thousands
Balance at December 31, 2003	$512,762
Dividends and other distributions	(75,747)
Net earnings	45,289

Balance at December 31, 2004	482,304
Dividends and other distributions	(58,332)
Net earnings	47,819

Balance at December 31, 2005	471,791
Dividends and other distributions	(5,743)
Net earnings	15,179

Balance at December 31, 2006	481,227
Dividends and other distributions (unaudited)	(35,312)
Net loss (unaudited)	(3,377)

Balance at September 30, 2007 (unaudited)	$442,538

See accompanying Notes to Combined Financial Statements.

A. H. BELO BUSINESSES

COMBINED STATEMENTS OF CASH FLOWS

Cash Provided (Used)

	Years ended December 31,			ended September 30, Nine Months
In thousands	2004	2005	2006	2006	2007
				(unaudited)
Operations
Net earnings (loss)	$45,289	$47,819	$15,179	$6,750	$(3,377)
Adjustments to reconcile net earnings to net cash provided by operations:
Depreciation and amortization	48,369	46,222	46,578	34,703	38,728
Deferred income taxes	8,408	(5,062)	(12,679)	(8,389)	(10,235)
Employee retirement benefit expense	45	150	(346)	803	126
Share-based compensation	—	—	1,691	1,158	748
Other non-cash expenses	2,134	(1,688)	637	159	(56)
Net change in operating assets and liabilities:
Accounts receivable	(7,074)	(7,577)	3,131	16,323	15,484
Inventories and other current assets	(4,748)	(3,522)	427	3,084	7,007
Other assets	(2,854)	1,650	338	344	316
Accounts payable	(3,667)	8,862	(11,935)	(20,760)	(8,912)
Accrued compensation and benefits	462	433	(135)	(1,386)	(2,776)
Other accrued expenses	1,730	4,276	7,595	(2,354)	(4,895)
Advance subscription payments	575	(357)	(984)	(726)	111

Net cash provided by operations	88,669	91,206	49,497	29,709	32,269

Investments
Capital expenditures	(36,378)	(52,860)	(68,356)	(43,610)	(22,823)
Investment in joint venture	—	(9,100)	—	—	—
Other.	1,996	565	3,041	2,765	(1,900)

Net cash used for investments	(34,382)	(61,395)	(65,315)	(40,845)	(24,723)

Financing
Repayment of third party debt	(6,400)	—	—	—	—
Dividends and other distributions	(76,521)	(53,655)	(5,781)	(10,159)	(35,312)
Net borrowings from Belo Corp.	26,972	26,312	20,680	19,637	25,264

Net cash (used for) provided by financing	(55,949)	(27,343)	14,899	9,478	(10,048)

Net (decrease) increase in cash and temporary cash investments	(1,662)	2,468	(919)	(1,658)	(2,502)
Cash and temporary cash investments at beginning of period	10,634	8,972	11,440	11,440	10,521

Cash and temporary cash investments at end of period	$8,972	$11,440	$10,521	$9,782	$8,019

Supplemental disclosures:
Interest paid, net of amounts capitalized	$17,660	$16,902	$23,656	$23,656	$31,457
Income taxes paid, net of refunds	$19,548	$43,359	$23,951	$15,724	$10,513

See accompanying Notes to Combined Financial Statements.

A. H. BELO BUSINESSES

Notes to Combined Financial Statements

(All dollar amounts in thousands)

(Information as of September 30, 2007 and for the nine months ended

September 30, 2007 and 2006 is unaudited)

Note 1: Summary of Significant Accounting Policies

A)	Description of Business and Basis of Presentation On October 1, 2007, Belo Corp. (“Belo”) announced a plan to distribute its newspaper publishing business to its shareholders to create a separate public company, A. H. Belo Corporation (“A. H. Belo” or the “Company”). In anticipation of the distribution, A. H. Belo and Belo will enter into a separation and distribution agreement under which Belo will transfer all of the assets and liabilities associated with its newspaper and related businesses to A. H. Belo. The assets and liabilities transferred to A. H. Belo will be recorded at historical cost as a reorganization of entities under common control. Management expects that the shares of A. H. Belo will be distributed to Belo shareholders in the form of a tax-free distribution to Belo shareholders for United States federal income tax purposes. Shareholders that owned shares of Belo Series A common stock or Belo Series B common stock on the record date will receive shares of A. H. Belo Series A common stock or Belo Series B common stock, respectively, based on the distribution ratio. The distribution will result in A. H. Belo operating as an separate entity with publicly traded common stock. Belo will not have any ownership interest in A. H. Belo subsequent to the distribution, but will continue to conduct business with A. H. Belo pursuant to various inter-company agreements which are discussed in Note 7.

The combined financial statements include the accounts of Belo comprising its newspaper and related businesses (the “A. H. Belo Businesses”). Operating expenses reflect direct expenses of the business together with allocations of certain Belo corporate expenses. The allocations from Belo include certain costs associated with Belo’s corporate facilities, information systems, legal, internal audit, finance (including public company accounting and reporting), employee compensation and benefits administration, risk management, treasury administration and tax functions and were based on actual costs incurred by Belo. Costs allocated to the Company totaled $34,119, $32,864, and $55,307 for the years ended December 31, 2004, 2005, and 2006, respectively, and $37,765 and $39,298 for the nine months ended September 30, 2006 and 2007, respectively. Allocations of corporate facility costs are based on the actual space utilized. Information technology costs and employee compensation and benefits administration are allocated based on headcount. Other costs are allocated to us based on our size relative to the other Belo subsidiaries. We believe that these cost allocations are reasonable for the services provided. Belo’s various operating units currently share content at no cost. Transactions between the companies comprising the Company have been eliminated in the combined financial statements.

The Company owns three primary daily newspapers, The Dallas Morning News, The Providence Journal, and The Press-Enterprise. They provide local, state, national, and international news. In addition to these three daily newspapers, the Company publishes various niche products in the same or nearby markets where the primary daily newspapers are published. Each of the Company’s daily newspapers and niche publications operates and maintains its own Web site. The Company also operates direct mail and commercial printing businesses.

The accompanying unaudited combined financial statements of the Company as of September 30, 2007 and for the nine months periods ended September 30, 2006 and 2007 have been prepared in accordance with generally accepted accounting principles for interim financial information and in accordance with the instructions to Form 10 and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

B)	Cash and Temporary Cash Investments The Company considers all highly liquid instruments purchased with a remaining maturity of three months or less to be temporary cash investments. Such temporary cash investments are classified as available-for-sale and are carried at fair value.

C)	Accounts Receivable Accounts receivable are net of a valuation reserve that represents an estimate of amounts considered uncollectible. Expense for such uncollectible amounts is included in other production, distribution and operating costs. The carrying value of accounts receivable approximates fair value. The following table shows the expense for uncollectible accounts and accounts written off, net of recoveries, for the years ended December 31, 2004, 2005, and 2006:

	Expense for Uncollectible Accounts	Accounts Written Off
2004	$2,821	$2,628
2005	5,085	3,580
2006	5,181	6,166

D)	Risk Concentration Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. The Company maintains an allowance for losses based upon the expected collectibility of accounts receivable. A significant portion of the Company’s customer base is concentrated within the local geographical area of each newspaper. The Company generally extends credit to customers, and the ultimate collection of accounts receivable could be affected by the local economy. Management performs continuous credit evaluations of its customers and may require cash in advance or other special arrangements from certain customers. Management does not believe that there is any significant credit risk that could have a material effect on the Company’s financial condition.

E)	Inventories Inventories, consisting primarily of newsprint, ink and other supplies used in printing newspapers, are stated at the lower of average cost or market value (first-in, first-out method). Newsprint inventory varies from approximately a 30-day to 45-day supply, depending on availability and market conditions. Damaged newsprint is generally returned to the manufacturer or supplier within 30 days for a full credit. Obsolete inventory is generally not a factor.

F)	Property, Plant and Equipment Depreciation of property, plant and equipment is provided on a straight-line basis over the estimated useful lives of the assets as follows:

Estimated Useful Lives
Buildings and improvements	5-30 years
Newspaper publishing equipment	3-20 years
Other	3-10 years

The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of the carrying values is measured by comparison of the carrying amount to the future net cash flows the property and equipment is expected to generate. Based on this assessment, no impairment was recorded in any of the periods presented.

G)	Intangible Assets and Goodwill The Company’s intangible assets and goodwill result from its significant business acquisitions, which occurred prior to 1998. In connection with these acquisitions, the Company obtained appraisals of the significant assets purchased. The excess of the purchase price over the fair value of the assets acquired was recorded as goodwill.

Prior to January 1, 2002, all of the acquired intangible assets were classified together as “goodwill and intangible assets” in the Company’s combined financial statements and were amortized over a composite life of 40 years. On January 1, 2002, upon adoption of Statement of Financial Accounting Standard (SFAS) 142 “Goodwill and Other Intangible Assets”, the Company ceased amortization of its goodwill.

Goodwill is tested at least annually by reporting unit for impairment. A reporting unit consists of the newspaper operations in each individual market. See Note 3.

The Company’s separable intangible assets that have finite useful lives consist of subscriber lists which continue to be amortized on a straight-line basis over their estimated useful lives of 18 years. The Company reviews the carrying value of intangible assets for impairment whenever events and circumstances indicate that the carrying value these may not be recoverable. Recoverability of the carrying values is measured by comparison of the carrying amount to the future net cash flows the intangible assets are expected to generate. Based on this assessment, no impairment was recorded in any of the periods presented.

H)	Revenue Recognition The Company’s principal sources of revenue are the advertising space in published issues of its newspapers and on the Company’s Web sites, the sale of newspapers to distributors and individual subscribers, and amounts charged to customers for direct mail and commercial printing. Newspaper advertising revenue is recorded, net of agency commissions, when the advertisements are published in the newspaper. Advertising revenues for Web sites are recorded, net of agency commissions, ratably over the period of time the advertisement is placed on Web sites. Subscription proceeds are deferred and are included in revenue on a pro-rata basis over the term of the subscriptions. Subscription revenues under buy-sell arrangements with distributors are recorded based on the net amount received from the distributor, whereas subscription revenues under fee-based delivery arrangements with distributors are recorded based on the amount received from the subscriber. Direct mail and commercial printing revenues are recorded when the products are distributed or shipped.

I)	Advertising Expense The cost of advertising is expensed as incurred. The Company incurred $11,323, $18,756 and $17,472 in advertising and promotion costs during the years ended December 31, 2004, 2005 and 2006, respectively.

J)	Employee Benefits The Company participates in certain Belo benefit plans. Under these plans, the Company’s portion of the cost of benefits earned by its employees during the year is expensed as earned.

K)	Stock-Based Compensation The Company participates in a stock-based compensation plan sponsored by Belo. The Company is charged for the stock compensation cost recorded by Belo related to its employees. Compensation expenses for Belo corporate employees that have been allocated to the Company include related stock based compensation, where applicable.

In December 2004, the FASB issued SFAS 123R, “Share-Based Payment.” SFAS 123R is a revision of SFAS 123, “Accounting for Stock Based Compensation.” SFAS 123R supersedes Accounting Principles Board (APB) Opinion 25, “Accounting for Stock Issued to Employees,” and amends SFAS 95, “Statement of Cash Flows.” Among other items, SFAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements.

Prior to January 1, 2006, Belo accounted for the plans under the recognition and measurement provisions of APB 25, and related interpretations, as permitted by SFAS 123. As a result, no stock-based employee compensation cost was recognized by Belo or the Company in the statements of earnings for the years ended December 31, 2004 or 2005 for options granted, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2006, Belo and the Company adopted the fair value recognition provisions of SFAS 123R using the modified prospective transition method. Under this transition method, compensation cost recognized in the year ended December 31, 2006, includes: (a) compensation expense of all share-based payments granted prior to, but not yet vested as of, January 1, 2006 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123), and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R). Results for prior periods have not been restated.

As a result of adopting SFAS 123R on January 1, 2006, the Company’s income before income taxes and net income for the year ended December 31, 2006 are $5,347 and $3,422, respectively, lower than if it had continued to account for share-based compensation under APB 25.

The following table illustrates the effect on net earnings and net earnings per share if Belo and the Company had applied the fair value recognition provisions of SFAS 123 to options granted to the Company’s employees (including the costs for corporate employees allocated to the Company) under Belo’s stock option plans in all periods presented prior to the adoption of SFAS 123R. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes-Merton option-pricing formula and amortized to expense over the options’ vesting periods.

	2004	2005
Net earnings, as reported	$45,289	$47,819
Less: Stock-based compensation expense for options determined under fair value-based method, net of income taxes	4,985	4,004

Net earnings, pro forma	$40,304	$43,815

L)	Income Taxes The Company’s results are included in the combined income tax returns of Belo. However, the provision for income taxes for the periods presented has been determined as if the Company had filed separate tax returns. The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

M)	Use of Estimates The preparation of combined financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. Actual results could differ from those estimates.

N)	Segments The Company’s operating segments are defined as its newspapers within a given market. The Company has determined that all of its operating segments meet the criteria under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” to be aggregated into one reporting segment.

Note 2: Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements.” SFAS 157 establishes, among other items, a framework for fair value measurements in the financial statements by providing a single definition of fair value, provides guidance on the methods used to estimate fair value and increases disclosures about estimates of fair value. The effective date of SFAS 157 for the Company is January 1, 2008. The Company is currently evaluating the effect of the adoption of this standard.

Note 3: Goodwill and Intangible Assets

The following table sets forth the Company’s identifiable intangible assets, consisting of subscriber lists, that continue to be subject to amortization:

	2005			2006
	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net
Subscriber lists	$115,963	$62,457	$53,506	$115,963	$69,038	$46,925

The amortization expense for intangible assets subject to amortization for the years ended December 31, 2004, 2005, and 2006 was:

2004	$6,710
2005	6,614
2006	6,582

The amortization expense for each of the next five years related to intangible assets subject to amortization at December 31, 2006, is expected to be:

2007	$6,499
2008	6,499
2009	6,499
2010	5,239
2011	5,239

Goodwill as of December 31, 2005 and 2006 and September 30, 2007 was approximately $464,091. In 2005, the Company reduced goodwill by $5,952 due to the favorable resolution of a pre-acquisition tax matter relating to the 1997 acquisition of The Providence Journal.

Based on the results of its annual impairment test of goodwill, the Company determined that no impairment existed as of December 31, 2005 or 2006. The Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets in assessing the fair value of its goodwill. If these estimates or the related assumptions change, the Company may be required to record impairment charges in the future.

Note 4: Long-Term Incentive Plan

The Company’s employees participate in Belo’s long-term incentive plan under which awards may be granted to employees and outside directors in the form of non-qualified stock options, incentive stock options, restricted shares, restricted stock units (“RSUs”), performance shares, performance units or stock appreciation rights. In addition, options may be accompanied by stock appreciation rights and limited stock appreciation rights. Rights and limited rights may also be issued without accompanying options. Cash-based bonus awards are also available under the plan.

Compensation cost charged to the Company under Belo’s long-term incentive plan for the year ended December 31, 2006 was $9,070. There was no compensation cost charged to the Company for the years ended December 31, 2004 and 2005.

In the distribution, holders of Belo stock based awards would be treated similarly to public shareholders and accordingly, would have their stock awards split into two instruments. Holders of Belo stock options would receive the following stock options, which, immediately after the distribution, would have aggregate intrinsic value equal to the intrinsic value of the pre-distribution Belo options:

•

a new A. H. Belo option to acquire the number of shares of A. H. Belo common stock equal to the product of (a) the number of Belo options held by such person at the time of the distribution and (b) the distribution ratio; and

•	an adjusted Belo option for the same number of shares of Belo common stock with a reduced exercise price.

The new A. H. Belo option will have an exercise price equal to the A. H. Belo market price at the time of the distribution multiplied by the option conversion ratio, which is the exercise price of the original Belo option divided by market price of Belo common stock immediately before the distribution. The reduced exercise price of the adjusted Belo option will be determined by multiplying the market price of the Belo common stock immediately following the distribution by the option conversion ratio.

The RSUs would be treated for purposes of the distribution as if they were issued and outstanding shares. The Belo RSUs and the A. H. Belo RSUs, taken together, would have the same aggregate value, based on the closing prices of the Belo stock and the A. H. Belo stock on the distribution date, as the current RSUs immediately prior to the distribution.

Each stock option and RSU (of A. H. Belo and of Belo) will otherwise have the same terms as the current award. The awards would continue to vest as under the existing vesting schedule based on continued employment with Belo or A. H. Belo, as applicable. Following the distribution, A. H. Belo and Belo would recognize compensation expense for any pre-distribution awards related to their respective employees, regardless of which company ultimately issues the award.

Options

The non-qualified options granted to employees under Belo’s long-term incentive plan become exercisable in cumulative installments over periods of one to three years and expire after ten years. The fair value of each option award granted is estimated on the date of grant using the Black-Scholes-Merton valuation model that uses the assumptions noted in the following table. Volatility is calculated using an analysis of historical volatility. Belo believes that the historical volatility of the Belo’s stock is the best method for estimating future volatility. The expected lives of options are determined based on Belo’s historical share option exercise experience using a rolling one-year average. Belo believes the historical experience method is the best estimate of future exercise patterns currently available. The risk-free interest rates are determined using the implied yield currently available for zero-coupon United States government issues with a remaining term equal to the expected life of the options. The expected dividend yields are based on the approved annual dividend rate in effect and current market price of the underlying common stock at the time of grant.

	2004	2005	2006
Weighted average grant date fair value	$5.36	$5.89	$4.71
Weighted average assumptions used:
Expected volatility	23.1%	26.0%	24.9%
Expected lives	4 yrs	6 yrs	6 yrs
Risk-free interest rates	3.33%	4.30%	4.74%
Expected dividend yields	1.49%	1.81%	2.54%

A summary of option activity under Belo’s long-term incentive plan for the three years ended December 31, 2006, is summarized in the following table:

	2004		2005		2006
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at January 1,	16,612,230	$20.15	16,369,928	$20.97	16,270,228	$21.17
Granted	1,886,456	$25.49	1,042,860	$22.17	369,330	$18.60
Exercised	(1,859,388)	$17.90	(951,810)	$17.90	(1,581,844)	$17.90
Canceled	(269,370)	$23.53	(190,750)	$25.15	(300,216)	$22.61

Outstanding at December 31,	16,369,928	$20.97	16,270,228	$21.17	14,757,498	$21.43

Vested and exercisable at December 31,	13,015,082	$19.82	13,784,308	$20.60	13,448,418	$21.36

Weighted average remaining contractual term (in years)	6.1		5.4		4.9

Options granted under Belo’s long-term incentive plan are granted where the exercise price equals the closing stock price on the day of grant. Therefore, the options outstanding have no intrinsic value. The total intrinsic value of options exercised during the years ended December 31, 2004, 2005, and 2006 are as follows:

2004	$17,934
2005	5,688
2006	1,805

The following table summarizes information (net of estimated forfeitures) related to stock options outstanding at December 31, 2006:

Range of Exercise Prices	Number of Options Outstanding(a)	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
$15 - 18	5,097,310	4.23	$17.63	4,839,475	$17.63
$19 - 21	4,516,788	5.06	$20.39	3,979,209	$20.26
$22 - 29	5,090,074	5.58	$26.12	4,517,646	$26.24

$15 - 29	14,704,172	4.95	$21.42	13,336,330	$21.33

(a)	Comprised of Series B shares

Belo recognized stock-based compensation expense related to awards of stock options of approximately $9,886, $6,759, and $3,057 for the year ended December 31, 2006 and the nine-month periods ended September 30, 2006 and 2007, respectively, of which $5,347, $3,395, and $1,534, respectively, was charged to the Company. No expense related to awards of stock options was recognized by Belo or the Company in 2004 and 2005. As of December 31, 2006, employees of the Company held options to purchase 5,528,000 shares of Belo Series B shares with a weighted average exercise price of $21.29, of which 4,957,000 of these options with a weighted average exercise price of $21.23 were vested and exercisable. As of December 31, 2006, there was $2,186 of total unrecognized compensation cost related to the Company’s portion of non-vested Belo options which is expected to be recognized over a weighted average period of 1.5 years. The amounts related to the Company’s employees do not include options held by Belo corporate employees whose compensation is partially allocated to the Company.

Restricted Stock Units (RSUs)

Under the long-term incentive plan, Belo’s Board of Directors has awarded RSUs. The RSUs have service and/or performance conditions and vest over a period of one to three years. Upon vesting, the RSUs will be redeemed with 60 percent in Belo’s Series A common stock and 40 percent in cash. During the vesting period, holders of time-based RSUs and RSUs with performance conditions where the performance conditions have been met participate in the Company’s dividends declared by receiving payments for dividend equivalents. Such dividend equivalents are recorded as components of the Company’s share-based compensation. The RSUs do not have voting rights.

A summary of RSU activity under the long-term incentive plan for the two years ended December 31, 2006, is summarized in the following table. No RSUs were awarded in 2004.

	2005		2006
	Number of RSUs	Weighted Average Exercise Price	Number of RSUs	Weighted Average Exercise Price
Outstanding at January 1,	—	$—	364,900	$21.62
Granted	364,900	$21.62	1,036,756	$18.82
Vested	—	$—	—	$—
Canceled	—	$—	(13,450)	$21.31

Outstanding at December 31,	364,900	$21.62	1,388,206	$19.53

Vested at December 31,	—	$—	—	$—

The fair value of the RSUs granted is determined using the closing trading price of Belo’s shares on the grant date. Belo recognized stock-based compensation expense related to awards of RSUs of $305, $7,107, $4,509, and $9,315 for the years ended December 31, 2005 and 2006 and the nine-month periods ended September 30, 2006 and 2007, respectively, of which $0, $3,723, $2,520, and $4,243, respectively, was charged to the Company. The weighted-average grant-date fair value of the RSUs granted during the years ended December 31, 2006 and 2005 was $18.82 and $21.62, respectively. No RSUs were converted to shares of stock during the years ended December 31, 2005 or 2006. In the nine months ended September 30, 2007, 127,863 RSUs were converted to shares of stock. As of December 31, 2006, employees of the Company held 513,000 RSUs and there was $6,891 of total unrecognized compensation cost related to the non-vested RSUs held by the Company’s employees. The compensation cost is expected to be recognized over a weighted-average period of 2.66 years. The amounts related to the Company’s employees do not include RSUs held by Belo corporate employees whose compensation is partially allocated to the Company.

Note 5: Defined Contribution Plans

The Company’s employees participate in a Belo sponsored defined contribution plan established effective October 1, 1989. The defined contribution plan covers substantially all employees of Belo. Participants may elect to contribute a portion of their pretax compensation as provided by the Plan and Internal Revenue Service regulations. The maximum pretax contribution an employee can make is 100 percent of his or her annual eligible compensation (less required withholdings and deductions) up to statutory limits. Employees participate in the defined contribution plan under the Star Plan (for employees who did not elect to continue participation in Belo’s defined benefit pension plan when it was frozen to new participants in 2000, for employees other than members of the Providence newspaper guild, and in 2004, for members of the Providence newspaper guild); or under the Classic Plan (for employees who elected to continue participation in Belo’s defined benefit pension plan). See Note 6 for further discussions of Belo’s defined benefit pension plan. Belo contributes an amount equal to two percent of the compensation paid to eligible employees, subject to limitations, and matches a specified percentage of employees’ contributions under the Star Plan. Under the Classic Plan, Belo matches a percentage of the employees’ contribution but does not make the two percent contribution of the participant’s compensation.

The Company was charged $7,533, $7,271, and $8,330 in 2004, 2005, and 2006, respectively, for contributions for its employees to Belo’s defined contribution plan, excluding corporate employees whose compensation and benefits are partially allocated to the Company.

Note 6: Defined Benefit Pension and Other Post-Retirement Plans

The Company’s employees participate in Belo’s defined benefit pension plan (Pension Plan), which covers employees who elected to continue participation in the plan when it was frozen to new participants in 2000 (for employees other than members of the Providence newspaper guild) and in 2004 (for members of the Providence newspaper guild). The benefits are based on years of service and the average of the employee’s five consecutive years of highest annual compensation earned during the most recently completed ten years of employment. Certain information regarding Belo’s pension plan is included below.

Belo froze benefits under the Pension Plan effective March 31, 2007. As part of the curtailment of the Pension Plan, Belo and A. H. Belo will provide transition benefits to affected employees, including the granting of five years of additional credited service under the Pension Plan and supplemental contributions for a period of up to five years to a defined contribution plan. The supplemental contribution will benefit those employees affected by these changes who remain with Belo or the Company. As a result, the Company recorded $2,696, representing its portion of Belo’s curtailment loss of $4,082, included in salaries, wages and employee benefits in the accompanying statement of earnings, which represents the previously unrecognized prior service cost associated with years of credited service which are now no longer expected to be earned.

On December 31, 2006, Belo adopted the recognition and disclosure provisions of SFAS 158. SFAS 158 requires Belo to recognize the funded status (the difference between the fair value of plan assets and the projected benefit obligations) of the Pension Plan in its December 31, 2006 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. Because Belo curtailed all benefits under the Pension Plan as discussed above, the adoption of SFAS 158 had no effect on Belo’s financial position as of December 31, 2006. As a result, the adoption of SFAS 158 had no effect on the Company’s combined financial position or results of operations and will not affect the Company’s results of operations in future periods.

The reconciliation of the beginning and ending balances of the projected benefit obligation and the fair value of plan assets for the years ended December 31, 2005 and 2006, and the accumulated benefit obligation at December 31, 2005 and 2006, for the Pension Plan are as follows:

	2005	2006
Funded Status
Projected Benefit Obligation
As of January 1,	$464,808	$507,443
Actuarial (gains) losses	23,903	(17,603)
Service cost	10,862	11,343
Interest cost	27,565	28,734
Plan amendments	(2,257)	40,334
Curtailments	—	(54,984)
Benefits paid	(17,438)	(17,641)

As of December 31,	$507,443	$497,626

Fair Value of Plan Assets
As of January 1,	$389,228	$410,513
Actual return on plan assets	23,723	58,367
Employer contributions	15,000	—
Benefits paid	(17,438)	(17,641)

As of December 31,	410,513	451,239

Funded Status as of December 31,	$(96,930)	$(46,387)

Accumulated Benefit Obligation	$450,325	$497,626

In connection with the distribution, Belo is expected to remain as the sponsor of the Pension Plan. The Company would not be a participating employer for the Pension Plan. However, it is expected that Belo and the Company will enter into an agreement whereby the Company will agree to provide a portion of any future funding requirements of the Pension Plan. As a result, if the Company withdraws from participation in the Pension Plan at the date of the distribution, it would record a liability for the present value of its share of the estimated future funding requirements based on the expected timing and amount of required payments to Belo.

Belo’s pension costs and obligations are calculated using various actuarial assumptions and methodologies as prescribed under SFAS 87. To assist in developing these assumptions and methodologies, Belo uses the services of an independent consulting firm. To determine the benefit obligations, the assumptions Belo uses include, but are not limited to, the selection of the discount rate and projected salary increases. In determining the discount rate assumption, Belo used a measurement date of December 31, 2006 and constructed a portfolio of bonds to match the benefit payment stream that is projected to be paid from the Pension Plan. The benefit payment stream is assumed to be funded from bond coupons and maturities as well as interest on the excess cash flows from the bond portfolio.

Weighted average assumptions used to determine benefit obligations for the Pension Plan as of December 31, 2005 and 2006 are as follows:

	2005	2006
Discount rate	5.75%	6.00%
Rate of increase in future compensation	4.20%	4.23%

To compute the net periodic benefit cost in the year ended December 31, 2006, Belo uses actuarial assumptions which include a discount rate, an expected long-term rate of return on plan assets and projected salary increases. The discount rate applied in this calculation is the rate used in computing the benefit obligation as of the end of the preceding year. The expected long-term rate of return on plan assets assumption is based on the weighted average expected long-term returns for the target allocation of plan assets as of the measurement date, the end of the year, and was developed through analysis of historical market returns, current market conditions and the Pension Plan’s assets past experience. Although the Company believes that the assumptions used are appropriate, differences between assumed and actual experience may affect the Company’s operating results.

Weighted average assumptions used to determine net periodic benefit cost for the years ended December 31, 2004, 2005, and 2006 are as follows:

	2004	2005	2006
Discount rate	6.25%	6.00%	5.75%
Expected long-term rate of return on assets	8.75%	8.75%	8.50%
Rate of increase in future compensation	4.20%	4.20%	4.20%

Belo’s net periodic pension cost for the years ended December 31, 2004, 2005, and 2006 and the nine-month periods ended September 30, 2006 and 2007 includes the following components:

				September 30, 2007
	2004	2005	2006	2006	2007
Service cost—benefits earned during the period	$10,410	$10,862	$11,343	$8,684	$1,860
Interest cost on projected benefit obligation	26,232	27,565	28,734	21,531	21,790
Expected return on plan assets	(29,033)	(31,139)	(34,026)	(25,589)	(27,280)
Amortization of net loss	6,324	7,820	7,186	5,313	1,192
Amortization of unrecognized prior service cost	640	529	616	462	—
Recognized curtailment loss	—	—	4,082	—	—

Net periodic pension cost (credit)	$14,573	$15,637	$17,935	$10,401	$(2,438)

The Company was charged $9,653, $10,432 $11,856, $6,870, and $1,733 for the years ended December 31, 2004, 2005, and 2006, and the nine-month periods ended September 30, 2006 and 2007, respectively, for pension costs for its employees, excluding corporate employees whose compensation and benefits are partially allocated to the Company.

Belo also sponsors non-qualified retirement plans and post-retirement benefit plans that certain of the Company’s employees participate in. Expense recognized by the Company for the years ended December 31, 2004, 2005, and 2006 and the nine-month periods ended September 30, 2006 and 2007 for the non-qualified retirement plans was $1,054, $1,009, $777, $660, and $640, respectively.

Note 7: Transactions with Belo Corp. and its affiliates

Prior to the distribution, A. H. Belo and Belo will enter into agreements for Belo to transfer to A. H. Belo certain assets and liabilities of Belo related to A. H. Belo’s business, to arrange for the continued provision of certain services by each company to the other for a specified period of time, to make arrangements for the distribution, and to define the ongoing relationships between A. H. Belo and Belo, including with respect to tax matters and certain indemnification rights. A. H. Belo may be obligated by the separation and distribution agreement to indemnify Belo and certain persons related to Belo from and against any and all damages, losses, liabilities and expenses relating to the business and certain obligations transferred to A. H. Belo.

Note 8: Notes Payable to Belo Corp.

Certain subsidiaries have entered into notes payable arrangements with Belo, primarily to facilitate tax planning and cash management strategies. The notes accrue interest at prime plus one percent and have various payments terms. In conjunction with the planned transaction, Belo will contribute to the capital of A. H. Belo all inter-company indebtedness, including accounts receivable and promissory notes, owed by A. H. Belo to Belo, or assign the same to A. H. Belo, on or prior to the distribution.

There are three types of notes payable to Belo:

•	Revolving notes which have an upper limit up to which an entity may borrow and are payable in full at the end of each fiscal year;

•	Installment notes payable in ten equal annual installments on each of the ten anniversaries from the inception of the note; and

•	Notes payable in full on the tenth anniversary from the inception of the note.

All of the notes may be prepaid at any time.

Notes payable to Belo consists of the following at December 31, 2005 and 2006 and September 30, 2007:

	2005	2006	2007
Revolving notes	$179,819	$201,432	$225,074
Installment notes	3,610	1,785	992
Balloon notes	150,716	151,608	154,022

Total notes payable to Belo Corp.	334,145	354,825	380,088
Less current maturities	1,435	932	392

Long-term portion of notes payable to Belo Corp.	$332,710	$353,893	$379,697

The Company’s notes payable maturities as of December 31, 2006 are as follows:

2007	$202,756
2008	357
2009	976
2010	881
2011 and thereafter	149,855

Total	$354,825

The weighted average effective interest rate on the notes payable was 8.25 percent at December 31, 2005 and 9.25 percent at December 31, 2006 and September 30, 2007.

In connection with the distribution from Belo, A. H. Belo expects to enter into a bank credit facility in order to provide for future working capital needs and other general corporate purposes. Under this credit facility, the Company expects to become subject to various restrictions and covenants.

Note 9: Income Taxes

Income tax expense for the years ended December 31, 2004, 2005, and 2006 consists of the following:

	2004	2005	2006
Current
Federal	$23,583	$31,670	$19,478
State	4,443	4,081	4,085

Total current	28,026	35,751	23,563

Deferred
Federal	871	(5,547)	(10,759)
State	(152)	157	(936)

Total deferred	719	(5,390)	(11,695)

Total income tax expense	$28,745	$30,361	$11,868

Income tax expense (benefit) for the years ended December 31, 2004, 2005, and 2006 and the nine months ended September 30, 2007 differ from amounts computed by applying the applicable United States federal income tax rate as follows:

	Years ended December 31,			Nine months ended September 30, 2007
	2004	2005	2006
Computed expected income tax expense (benefit)	$25,912	$27,363	$9,466	$(942)
State income taxes	2,789	2,755	2,047	2,402
Other	44	243	355	(772)

Total income tax expense	$28,745	$30,361	$11,868	$688

Effective income tax rate	38.8%	38.8%	43.9%	25.6%

In May 2006, the Texas legislature enacted a new law that reforms the Texas franchise tax system and replaces it with a new tax system, referred to as the Texas margin tax. The Texas margin tax is a significant change in Texas tax law because it generally makes all legal entities subject to tax, including general and limited partnerships, while the current franchise tax system applies only to corporations and limited liability companies. The Company conducts some operations in Texas that will become subject to the new Texas margin tax. The effective date of the Texas margin tax, which has been interpreted to be an income tax for accounting purposes, is January 1, 2008 for calendar year-end companies, and the computation of tax liability is expected to be based on 2007 revenues as reduced by certain deductions.

In accordance with provisions of SFAS 109, “Accounting for Income Taxes,” which requires that deferred tax assets and liabilities be adjusted for the effects of new tax legislation in the period of enactment, the Company recorded reductions of income tax expense of approximately $326 and $1,873 in the second quarters of 2006 and 2007, respectively. The estimates were based on the Texas margin tax law and the guidance issued by the Texas Comptroller of Public Accounts.

Significant components of the Company’s deferred tax liabilities and assets as of December 31, 2005 and 2006 are as follows:

	2005	2006
Deferred tax liabilities:
Excess tax amortization	$22,617	$15,862
Excess tax depreciation	30,385	25,093

Total deferred tax liabilities	53,002	40,955
Deferred tax assets:
Deferred compensation and benefits	3,574	4,548
State taxes	2,076	1,730
Expenses deductible for tax purposes in a year different from the year accrued	6,378	5,913
Other	1,654	2,124

Total deferred tax assets	13,682	14,315

Net deferred tax liability	$39,320	$26,640

On January 1, 2007, Belo adopted Financial Accounting Standards Board (FASB) Interpretation (FIN) 48, “Accounting for Uncertainty in Income Taxes.” FIN 48, an interpretation of Statement of Financial Accounting Standard (SFAS) 109, “Accounting for Income Taxes,” that clarifies the accounting and disclosure requirements for uncertainty in tax positions as defined by the standard. In connection with the adoption of FIN 48, the Company has analyzed its filing positions in all significant jurisdictions where it is required to file income tax returns for the open tax years in such jurisdictions. Belo has identified as major tax jurisdictions, as defined, its federal income tax return and its state income tax returns in five states. Belo’s federal income tax returns for the years subsequent to December 31, 2002, remain subject to examination. Belo’s income tax returns in major state income tax jurisdictions where the Company operates remain subject to examination for various periods subsequent to December 31, 2001. Belo currently believes that all significant filing positions are highly certain and that, more likely than not, all of its significant income tax filing positions and deductions would be sustained. Therefore, the Company has no significant reserves for uncertain tax positions and no adjustments to such reserves were required upon the adoption of FIN 48. If interest and penalties are assessed, interest costs will be recognized in interest expense and penalties will be recognized in operating expenses.

Note 10: Commitments

As of December 31, 2006, the Company had contractual obligations for capital expenditures that primarily relate to newspaper production equipment, as well as contracted construction costs for the new South Plant distribution and collating facility for The Dallas Morning News and the new media center for The Press-Enterprise. The table below summarizes the following commitments of the Company as of December 31, 2006:

Nature of Commitment	Total	2007	2008	2009	2010	2011	Thereafter
Capital expenditures and licenses	$15,349	$15,229	$40	$40	$40	$—	$—
Non-cancelable operating leases	14,922	5,362	4,309	2,799	1,797	546	109

Total	$30,271	$20,591	$4,349	$2,839	$1,837	$546	$109

Total lease expense for property and equipment was $8,351, $8,080, and $7,978 in 2004, 2005, and 2006, respectively.

Note 11: Contingent Liabilities

On August 23, 2004, August 26, 2004, and October 5, 2004, three related lawsuits were filed by purported shareholders of Belo in the United States District Court for the Northern District of Texas against Belo, Robert W. Decherd, and Barry T. Peckham, a former executive officer of The Dallas Morning News. The complaints arise out of the circulation overstatement at The Dallas Morning News announced by Belo in 2004 and further described below, alleging that the overstatement artificially inflated Belo’s financial results and thereby injured investors. The plaintiffs seek to represent a purported class of shareholders who purchased Belo common stock between May 12, 2003 and August 6, 2004. The complaints allege violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. On October 18, 2004, the court ordered the consolidation of all cases arising out of the same facts and presenting the same claims, and on February 7, 2005, plaintiffs filed an amended, consolidated complaint adding as defendants John L. Sander, Dunia A. Shive, and Dennis A. Williamson, all of whom are current or retired executive officers of Belo, and James M. Moroney III, an executive officer of The Dallas Morning News. On May 18, 2007, the court partially granted defendants’ motions to dismiss plaintiffs’ second amended complaint to the extent it dismissed plaintiffs’ complaint as to defendants John L. Sander, Dunia A. Shive, and Dennis A. Williamson. The motions to dismiss were denied as to the other defendants. On September 19, 2007, plaintiffs filed their motion for class certification; defendants filed their response to this motion on October 26, 2007. Plaintiffs filed their reply to the response on November 16, 2007. On November 26, 2007, the court denied defendants’ motion for reconsideration of the court’s denial of defendants’ motion to dismiss as to the remaining defendants. No class or classes have been certified and no amount of damages has been specified. We believe the complaints are without merit and intend to defend vigorously against them.

On June 3, 2005, a shareholder derivative lawsuit was filed by a purported individual shareholder of Belo in the 191st Judicial District Court of Dallas County, Texas, against Robert W. Decherd, John L. Sander, Dunia A. Shive, Dennis A. Williamson, and James M. Moroney III; Barry T. Peckham, a former executive officer of The

Dallas Morning News; and Louis E. Caldera, Judith L. Craven, Stephen Hamblett, Dealey D. Herndon, Wayne R. Sanders, France A. Córdova, Laurence E. Hirsch, J. McDonald Williams, Henry P. Becton, Jr., Roger A. Enrico, William T. Solomon, Lloyd D. Ward, M. Anne Szostak, and Arturo Madrid, current or former directors of Belo. The lawsuit makes various claims asserting mismanagement and breach of fiduciary duty related to the circulation overstatement at The Dallas Morning News. On May 30, 2007, after a prior discovery stay ended, the court issued an order administratively closing the case. Under the court’s order, the case is stayed and, as a result, no further action can be taken unless the case is reinstated. The court retained jurisdiction and the case is subject to being reinstated by the court or upon motion by any party. The court’s order was not a dismissal with prejudice.

On October 24, 2006, eighteen former employees of The Dallas Morning News filed a lawsuit against various A. H. Belo-related parties in the United States District Court for the Northern District of Texas. The plaintiffs’ lawsuit alleges unlawful discrimination and ERISA violations and includes allegations relating to The Dallas Morning News circulation overstatement (similar to the circulation-related lawsuits described above). In June 2007, the court issued a memorandum order granting in part and denying in part defendants’ motion to dismiss. In August 2007, the court dismissed certain additional claims. A trial date in January 2009 has been set. We believe the lawsuit is without merit and intend to defend vigorously against it.

In addition to the proceedings disclosed above, a number of other legal proceedings are pending against A. H. Belo, including several actions for alleged libel and/or defamation. In the opinion of management, liabilities, if any, arising from these other legal proceedings would not have a material adverse effect on A. H. Belo’s results of operations, liquidity, or financial position.

In 2004, Belo announced that an internal investigation, then ongoing, disclosed practices and procedures that led to an overstatement of previously reported circulation figures at The Dallas Morning News, primarily in single copy sales. In response to the overstatement, Belo implemented a voluntary advertiser plan developed by Belo management. The plan included cash payments to advertisers and future advertising credits. Payments under the plan were made without any condition that such advertisers release The Dallas Morning News from liability for the circulation overstatement. To use the credits, advertisers generally placed advertising in addition to the terms of the advertiser’s current contract. There are no unused credits.

In 2004, the staff of the SEC notified Belo that it was conducting a newspaper industry-wide inquiry into circulation practices, and inquired specifically about The Dallas Morning News’ circulation overstatement. Belo briefed the SEC on The Dallas Morning News circulation situation and related matters. The information voluntarily provided to the SEC related to The Dallas Morning News, as well as The Providence Journal, and The Press-Enterprise. On October 1, 2007, the staff sent counsel for Belo a letter stating that the inquiry has been completed and that the staff does not intend to recommend any enforcement action by the SEC.

Note 12: Other Income and Expense

On August 16, 2004, the Company announced a voluntary advertiser plan developed by management in response to an overstatement of previously reported circulation figures at The Dallas Morning News. As a result, the Company recorded a charge of $23,500 in 2004 related to the advertiser plan, of which approximately $19,629, consisting of cash payments to advertisers, was classified as a reduction of revenues and approximately $3,900, consisting of related costs, was included in other operating costs. The plan also included future advertising credits. To use the credits, advertisers generally placed advertising in addition to the terms of each advertiser’s current contract. Credits earned were to be used by the end of an advertiser’s contract period or February 28, 2005, whichever was later. As of December 31, 2005, advertisers had used or forfeited all available credits.

Note 13: Reduction in Force

On September 14, 2006, the Company completed a voluntary severance program for newsroom employees at The Dallas Morning News. The voluntary severance affected approximately 112 positions. The total charge for severance costs and other expenses related to this reduction in workforce was approximately $6,491, which was recorded and paid in 2006. In April 2006, the Company announced its technology optimization initiative. Part of this initiative is the elimination of approximately 60 positions. The total charge for severance costs and other expenses related to this initiative is expected to be approximately $1,742, of which $1,688 was recorded in 2006. Approximately $1,388 of the technology initiative charges were recorded by the Company, with the remaining amount recorded as Belo corporate expenses. Of the $1,688 in charges recorded in salaries, wages and employee benefits as of December 31, 2006, approximately $1,627 was paid in 2006, with the remainder to be paid by the fourth quarter 2007.

In 2004, Belo announced a Company-wide reduction in workforce of approximately 250 positions, with the majority coming from The Dallas Morning News. The Company recorded charges totaling $5,706 for severance costs and other expenses (included in salaries, wages and employee benefits) related to the reduction in workforce. As of December 31, 2005, substantially all of the payments for the 2004 reduction in workforce have been made.

Note 14: Related Party Transactions

In December 2005, the Company entered into a construction contract with Austin Commercial, L.P. relating to the new Dallas Morning News South Plant distribution and collating facility. The contract provides for total payments of approximately $16,198, of which approximately $556 and $13,162 was paid during the years ended December 31, 2005 and 2006, respectively. Approximately $13,718 has been paid since the inception of the contract. At December 31, 2006, there was a balance due of approximately $927. Bill Solomon, a member of Belo’s Board of Directors, was at that time Chairman of Austin Industries, Inc., the parent company of Austin Commercial, L.P.

Note 15: Subsequent Event (unaudited)

On January 24, 2008, Belo announced that it had completed its required annual impairment testing of goodwill and other intangible assets using the methodology prescribed by Statement of Financial Accounting Standards (SFAS), 142 “Goodwill and Other Intangible Assets.” As a result, the Company will incur a non-cash charge to goodwill of approximately $348,000 in the fourth quarter of 2007 related to goodwill impairment at two of the Company’s reporting units: The Providence Journal and The Press-Enterprise in Riverside, California. There is no tax effect related to the impairment charge, and this non-cash charge will not affect the Company’s liquidity, cash flows from operating activities, or debt covenants, or have any effect on future operations.

Note 16: Quarterly Results of Operations (unaudited)

Following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2005 and 2006.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2005
Net operating revenues
Advertising	$156,466	$175,642	$170,985	$184,047
Circulation	23,738	24,842	27,423	28,787
Other	7,801	7,637	7,511	7,465

Total operating revenues	188,005	208,121	205,919	220,299

Operating costs and expenses
Salaries, wages and employee benefits	76,644	77,381	77,363	75,302
Other production, distribution and operating costs	46,226	50,884	60,619	68,709
Newsprint, ink and other supplies	31,849	34,579	36,923	38,550
Depreciation	10,112	10,173	9,643	9,680
Amortization	1,678	1,645	1,646	1,645

Total operating costs and expenses	166,509	174,662	186,194	193,886

Other income (expense), net	(4,760)	(5,450)	(6,115)	(6,588)
Income taxes	(6,499)	(10,878)	(5,285)	(7,699)

Net earnings	$10,237	$17,131	$8,325	$12,126

2006
Net operating revenues
Advertising	$160,761	$174,415	$161,562	$177,402
Circulation	29,184	28,737	29,229	29,115
Other	7,086	7,079	6,467	6,696

Total operating revenues	197,031	210,231	197,258	213,213

Operating costs and expenses
Salaries, wages and employee benefits	83,458	78,043	82,709	78,737
Other production, distribution and operating costs	60,317	66,309	62,515	68,935
Newsprint, ink and other supplies	36,463	33,933	30,484	31,895
Depreciation	9,871	10,028	9,868	10,229
Amortization	1,645	1,646	1,645	1,646

Total operating costs and expenses	191,754	189,959	187,221	191,442

Other income (expense), net	(6,748)	(7,439)	(8,578)	(7,545)
Income taxes	595	(4,760)	(1,906)	(5,797)

Net earnings	$(876)	$8,073	$(447)	$8,429